10/16

06017722

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Astro All Asia Networks

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 34815

FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/26/06

Inspiring Creativity





ANNUAL REPORT FY2006

ASTRO ALL ASIA NETWORKS plc

annual report
FY



I n s p i r i n g   c r e a t i v i t y . . .

RADIO

AMP RADIO NETWORKS

TELEVISION

astro™

making your life richer

Movie Channel and Global Video Distribution

CELESTIAL PICTURES

天映频道 CELESTIAL MOVIES

Malay Film Production

TAYANGAN UNGGUL

astro SHAW

Publications

astroguide

IFEEL

InTrend

Talent Management

maestro TALENT

Animation

LETTER FROM THE CHAIRMAN

DATO' HAJI BADRI HAJI MASRI
Chairman



DEAR SHAREHOLDERS

I am pleased to report yet another year of growth, albeit one that is below our expectations, for ASTRO ALL ASIA NETWORKS plc or ASTRO as it will be referred to hereinafter.

We continue our strategy of increasing penetration of our multimedia service, both at home and overseas, whilst further improving and investing in the content we have to offer. Our ***Astro*** pay-TV subscriber base grew to 1.94 million subscribers as at the close of our financial year on 31 January 2006. Some 11.2 million people tune in to our radio networks weekly. Celestial Pictures added a new channel offering, secured new carriage agreements in Thailand and Indonesia for its movie channels, while reaching new markets for its Shaw Library titles. As a result, our Group revenues exceeded RM2 billion for the first time.

Over the past year, we have accelerated our content development activities in collaboration with leading regional niche operators in India, Indonesia and China. We have also begun to realise some of the regional growth opportunities as intimated in my letter to shareholders last year. The ***Astro*** pay-TV service has commenced service in Indonesia under a trademark licensing arrangement. Elsewhere, we are in advanced discussions with strategic partners to significantly expand our regional radio footprint, particularly in India and potentially, in China.

Whilst we have been able to benefit from the positive macro environment in the past year, there are increasing signs that inflationary pressures brought on by rising oil prices and the reduction of fuel subsidies in Malaysia may have

an impact on consumer demand. We remain optimistic, nevertheless. The aggressive 6% GDP per annum forecast and larger-than-expected RM220 billion budget for the next five years – under the Ninth Malaysia Plan announced in March by the Malaysian Government – is likely to encourage increased private consumption and investment.

On our part, we will continue to commit substantial resources to meet the demands of our expanding businesses. This includes enhancing our broadcast and redundancy capabilities at Cyberjaya, which is now largely completed. The other is the Customer Relationship Management and Billing system (CRM), to enable us to better manage and respond to our growing subscriber base.

The CRM, has to date, failed to deliver to expectations and consequently, has compromised our customer care servicing levels. I am aware that many of our shareholders are also ***Astro*** customers, some of whom may have had been inconvenienced, in one way or another, over the last year due to our CRM. The Board would like to assure all our shareholders and customers that it is a matter of utmost concern to both the Board and management. Management has been tasked to vigorously seek a comprehensive remedy as soon as practicable.

Disappointingly, we have not been able to acquire the additional satellite transponder capacity, due to the delayed launch of the Measat-3 satellite. This looks more likely to happen in the latter part of this year, or early in the next, after which we will be able to offer a much-enhanced service for our ***Astro*** customers in Malaysia and Brunei.

Notwithstanding the short term challenges and issues, our finances remain strong. The cash surplus and recurrent cash flows from our existing businesses will enable us to confidently seed new businesses to generate future revenue streams and profitability while ensuring an adequate cash yield for shareholders. After taking into account the capital funding requirements, the Board has proposed a final tax-exempt dividend of 3.5 sen. Including the earlier interim dividend, the total dividend for the year is 5 sen, representing a payout of 42% of net income and is consistent with the Board's commitment to a progressive dividend policy.

We remain committed to our responsibility as a corporate citizen. Aside from monetary contributions totalling more than RM550,000, we continue to use our platforms to inspire and nurture aspiring young talent as well as provide generous airtime to support other worthy causes such as the arts, community welfare, sports and education. A new key initiative was the RM2 million annual endowment for the ***Astro*** scholarship that would see deserving students, from among families of our subscribers, pursue their dreams of further education at leading institutions locally and abroad, in the creative arts and sciences courses.

We hope to inspire some of the returning scholars as well as groom many of our talented employees to eventually take up senior management positions to drive our growing operations in Malaysia, and across the region. Succession planning is, clearly, of great interest to the Board. In this respect, we are proud to have been able to name Rohana Rozhan as CEO for the Group's flagship direct-to-home broadcast business in Malaysia and Brunei. She is well-placed to lead the Astro team into the future, particularly given her knowledge of the Group activities, and her expertise. We will, in due course, appoint a new CFO as part of our continual process of strengthening our management ranks.

At his request, Chye Kuok Khoon Ho retired from the Board last July for personal reasons. My fellow directors and I would like to thank him for his contributions. His insightful perspectives will be missed. We would also like to welcome Chin Kwai Yoong who joined the Board in March 2006. With his broad audit experience as a former partner with PricewaterhouseCoopers, Kwai Yoong will provide invaluable support for the various initiatives being undertaken by the Board committees. The Board now comprises six directors, three of whom are independent.

Finally, I would like to convey my thanks and appreciation to all our staff, customers, business partners, our media colleagues and shareholders as well as the various Malaysian government ministries for their support and patience through what has been a relatively difficult year for us. Your continuing confidence in the Board and management of the company, and your belief in our future, is not misplaced.

Dato' Haji Badri Haji Masri
Chairman

8 May 2006

KEY PERFORMANCE INDICATORS

TV HOUSEHOLD PENETRATION (%)



1999
2000
2001
2002
2003
2004
2005
2006

TV REVENUE & EBITDA (RM Million)

2005 2006



24.0%
31.5%
19.4%
28.4%
26.4%
15.9%
21.3%
23.7%
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Q1FY06
Q2FY06
Q3FY06
Q4FY06
Revenue
EBITDA
EBITDA Margin (%)

TV SAC & PROGRAMMING COST

2005 2006



29.0%
27.6%
33.6%
29.9%
29.1%
28.3%
31.1%
28.9%
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Q1FY06
Q2FY06
Q3FY06
Q4FY06
SAC (RM Million)
Programming Cost (% of Revenue)

RADIO REVENUE & EBITDA (RM Million)

2005 2006



35.5%
42.7%
49.3%
48.2%
30.7%
36.5%
42.2%
56.6%
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Q1FY06
Q2FY06
Q3FY06
Q4FY06
Revenue
EBITDA
EBITDA Margin (%)

	FY2003*	FY2004**	FY2005**	FY2006
TELEVISION				
Subscribers				
Residential Subscribers ('000)	984.3	1,283.0	1,565.8	**1,784.2**
Gross Additions ('000)	265.9	387.2	408.9	**444.8**
Net Additions ('000)	206.6	298.7	282.7	**218.4**
TV HH Penetration (%)	21.0	26.5	30.4	**33.9**
2nd Box Subscription ('000)	29.2	47.8	61.0	**80.2**
2nd Box Penetration (%)[1]	3.0	3.7	3.9	**4.5**
MAT Churn (%)[2]	6.9	7.9	9.0	**13.4**
ARPU (RM)[3]	83	81	80	**79**
SAC Per Box (RM)	1,060.8	904.4	789.0	**790.1**
Programming Cost Per Sub (RM)	39.8	28.1	26.8	**25.5**
Programming Cost as % of Revenue	38.6	30.3	30.1	**29.3**
Advertising Expenditure				
Astro Share of TV Adex (%)	12.2	12.2	11.3	**11.9**
Astro Adex as % of Total Revenue (%)	8.0	7.2	6.9	**6.4**
Financial Summary				
Revenue	1,034.5	1,265.6	1,530.6	**1,787.0**
SAC[4]	292.8	371.9	336.9	**384.3**
EBITDA	(83.0)	246.7	395.4	**389.2**
EBITDA Margin (%)	n.m.	19.5	25.8	**21.8**
Free Cash Flow	(208.9)	111.6	263.6	**453.5**
Return on Capital Employed (%)[5]	n.m.	32.8	29.6	**69.1**
RADIO				
Listeners				
Total Listeners (million)[6]	8.4	8.7	9.0	**11.2**
Total Listener Share (%)	43.9	44.5	47.5	**60.5**
Advertising Expenditure				
Radio Industry Share (%)	4.4	4.4	3.8	**4.0**
AMP Share of Radio Adex (%)[7]	66.7	73.5	74.1	**79.1**
Total Fill Rates (%)	63.2	57.7	61.1	**43.7**
Financial Summary				
Revenue	88.7	108.0	124.3	**143.3**
EBITDA	32.0	46.6	55.0	**60.4**
EBITDA Margin (%)	36.1	43.1	44.2	**42.1**
Free Cash Flow	35.8	37.7	47.0	**64.9**
Return on Capital Employed (%)	42.4	38.0	27.4	**17.9**
LIBRARY LICENSING AND DISTRIBUTION				
Shaw Titles Re-mastered	80	125	160	**120**
Shaw Titles Released for Distribution	35	128	116	**128**
Celestial Movies Channel Distribution (Territories)	0	4	7	**9**
Financial Summary				
Revenue	8.3	36.3	47.6	**60.1**
EBITDA	(41.3)	(52.8)	(67.0)	**(72.5)**
EBITDA Margin (%)	n.m.	n.m.	n.m.	**n/m**
Free Cash Flow	(44.9)	(54.6)	(24.8)	**(41.9)**
Return on Capital Employed (%)	n.m.	n.m.	n.m.	**n.m.**

RM Million unless specified otherwise

	FY2003*	FY2004**	FY2005**	FY2006
CONSOLIDATED				
Revenue[8]	1,142.7	1,418.8	1,716.3	**2,012.5**
Television	1,034.5	1,265.6	1,530.6	**1,787.0**
Radio	88.7	108.0	124.3	**143.3**
Library Licensing and Distribution	8.3	36.3	47.6	**60.1**
Others	11.2	8.9	13.8	**22.1**
EBITDA[9]	(40.5)	241.7	369.1	**352.3**
Free Cash Flow[10]	212.7	(3.5)	179.7	**300.0**
Profit After Tax	276.4	9.9	145.5	**228.6**
Balance Sheet				
Net Cash	(1,923.7)	509.4	580.8	**787.2**
Cash	238.8	1,740.3	966.5	**848.1**
Debt	2,162.5	1,230.8	385.7	**60.9**
Total Assets	1,782.1	3,357.8	2,650.0	**2,851.2**
Shareholders' Equity	(1,185.0)	1,394.6	1,559.4	**1,786.7**
Per Share Data				
Earnings Per Share (sen)	23.32	0.71	7.58	**11.88**
Dividend Per Share (sen)[11]	n.a.	n.a.	2.5	**5.0**
Net Assets Per Share (RM)	(1.00)	0.73	0.81	**0.93**
Key Financial Indicators				
Debt to Equity (times)	n.m.	0.9	0.2	**0.0**
Return on Assets (%)[12]	15.5	0.3	5.5	**8.0**
Return on Equity (%)[13]	n.m.	0.7	9.3	**12.8**
Return on Capital Employed (%)	n.m.	10.1	17.7	**17.0**
Dividend Yield (%)[14]	n.a.	n.a.	0.45	**1.02**

RM Million unless specified otherwise

GROUP REVENUE & EBITDA (RM Million)


2005
2006
112.6
19.1%
26.6%
16.6%
23.5%
19.4%
14.4%
16.4%
19.9%
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Q1FY06
Q2FY06
Q3FY06
Q4FY06
Revenue
EBITDA
EBITDA Margin (%)

FY2006 Revenue Distribution


Others 1%
Library Licensing Distribution 3%
Radio 7%
Television 89%

* Pre-IPO proforma
** Restated with Prior Year Adjustment relating to the adoption of IFRS 2 – Share-based Payment
n.a. – not applicable
n.m. – not meaningful

Notes:

1. 2nd box penetration as a percentage of residential subscribers.
2. Moving Annual Total (MAT) churn is the difference between total subscriber disconnections and total reconnections of previously disconnected subscribers computed as a moving annual total over the period in review.
3. Average Revenue Per User (ARPU) is the monthly average revenue per residential subscriber. ARPU is calculated by dividing monthly average revenue derived from active residential subscribers over the fiscal year with monthly average number of active residential subscribers during the fiscal year.
4. Subscriber acquisition cost (SAC) is the cost incurred in activating new subscribers for the period under review, in the subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
5. EBITDA/(Total Assets – Current Liabilities)
6. Based on the Radio Listenership Survey by Nielsen Media Research in October 2002, 2003, 2004 and 2005 respectively.
7. Based on Nielsen Media Research Adex Report in January 2003, 2004, 2005 and 2006 respectively.
8. The Group is organised in the following business segments:
   - Television – provision of Direct-to-Home subscription TV and related interactive TV services.
   - Radio – radio broadcasting services.
   - Library Licensing and Distribution – ownership of a Chinese film entertainment library and aggregation and distribution of the library and related content.
   - Others – magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding companies.
9. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), profit/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
10. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
11. The Directors recommend a final tax-exempt dividend payment of 3.5 sen per share (Final Dividend) for the financial year ended 31 January 2006 subject to the approval of shareholders at the forthcoming Annual General Meeting. The tax-exempt dividends will be paid on 25 August 2006 to depositors who are registered in the Record of Depositors at the close of business on 3 August 2006. Should the Final Dividend be approved, the total interim and final dividends approved in respect of the financial year ended 31 January 2006 would be 5.0 sen per share.
12. PAT/Total Assets
13. PAT/Shareholders' Equity
14. Annual dividend expressed as a percentage of the current share price. ASTRO share price as at 31 January 2006 was RM4.92.



Launch of Tayangan Unggui's web portal

february05

march05

Celestial Movies launched in Thailand

天映頻道
CELESTIAL MOVIES

Anugerah Seri Angkasa 2004 – We took home 9 awards in TV and radio categories

SunTV debuts on Astro Channel 73





april05

ASTRO acquires ***Thr.fm***, Malaysia's top Indian radio station

CALENDAR HIGHLIGHTS >> MARCH 05 >> APRIL 05 >> MAY 05


GEMPAK
astro
MESRA BERSAMA!



InTrend, our Bahasa-language celebrity, beauty & fashion magazine & ***Aksi AF***, official magazine for ***Akademi Fantasia***, hit the newsstands


InTrend
Aksi

may05

Gempak Selebriti embarks on 27-stop marketing tour with top names in local entertainment

astro.tv, our broadband service, kicks off with *Akademi Fantasia* diary clips and live streaming of *GoalTV*



astro



astro
Broadband TV

june05

ASTRO acquires controlling stake in ***Yes TV*** and ***GoalTV*** to aggregate and distribute broadband and broadcast content in the region



Astro demonstrates live mobile TV broadcast technology with Maxis and Nokia

august05

A spectacular *Akademi Fantasia* concert finale



>> JUNE 05 >> AUGUST 05 >> NOVEMBER 05 >> DECEMBER 05

Perhaps Love, funded by Astro Shaw, TVB and Stellar Mega Media with worldwide distribution by Celestial Pictures, premieres to box-office & critical success





Insert card to second slot

november05

Astro launches electronic TV-Coupons with Public Bank and Visa



The Astro Scholarship Awards
Graduate and undergraduate studies
DIRECTOR

december05

Astro Scholarship Awards launched to help promising young Malaysians pursue further education in the creative arts and sciences

weWON...again!

THE AWARDS SAY IT ALL....

OUR CREATIVE EFFORTS, INSPIRED BY GREAT IDEAS AND IMMENSE TALENT HAVE BEEN RECOGNISED BY OUR PEERS AND THE INDUSTRY AT THE MOST HIGHLY-REGARDED AWARDS CEREMONIES.



ANUGERAH SERI ANGKASA 2005

The most prestigious and widely-followed industry event for radio and television

- Best Montage/Teaser – AF3 Konsert
- Best Entertainment Radio Show – Rock@ERA Rostam Zulkhairi
- Best TV Game Show – Kunci Khazanah
- Best TV Talk Show – HO Live
- Best TV Host – Aznil Nawawi
- Best Entertainment TV Series – Macam-macam Aznil
- Best TV Documentary – Profil Seni
- Best TV Actress – Safura Yaacob (Hari-hari Terakhir Seorang Perempuan)
- Best TV Drama Director – Jurey Latiff (Hari-hari Terakhir Seorang Perempuan)
- Best TV Drama – Hari-hari Terakhir Seorang Perempuan

ANUGERAH INDUSTRI MUZIK 2005

Malaysian music industry's event of the year

- Song of the Year – AF2 Winner Zahid for Warkah Untuk Laila

JUARA LAGU 2005

Another highly anticipated music awards event

- Best Performance – Mawi
- Ethnic Category – Mawi

ANUGERAH BINTANG POPULAR

The local version of the People's Choice Awards

- Most Popular Artiste – Mawi

ANUGERAH SKRIN 2005

A popularity-based film award ceremony

- Best Actress – Nasha Aziz for Trauma




ROSYAM NOR
UMIE AIDA
SITI ELIZAD
GANGSTER
DI PAWAGAM 13 JANUARI 2005

ANUGERAH OSKAR 2005, FOR GANGSTER

Malaysia's answer to peer-based recognition, the Screen Actor's Guild Awards

- Best Make-up Effect
- Best Stuntman
- Best Key-Grip
- Best Film Editor
- Best Sound for Film
- Best Camera Operator for Feature Film
- Best Film Director
- Best Male Villain
- Best Film Production Manager

18TH MALAYSIAN FILM FESTIVAL

*Our blockbuster success **Gangster**, was a chosen hit with judges for:*

- Best Editing
- Best Sound
- Box Office Film
- Best Stunt and Sound







Globally, our productions have also fared well. ***Perhaps Love***, a co-production between Astro Shaw, TVB and Stellar Mega Media, won a number of international awards. ***Macam-macam Aznil***, introduced on Astro Ria in 2005, won ***Best Talk Show*** at the 2005 Asian Television Awards. Other accolades include...

MTV ASIA AWARDS 2006

Mawi

Favourite Artiste – Malaysia

QUEENS INTERNATIONAL FILM FESTIVAL, NEW YORK USA

- Best Foreign Language Film – Perhaps Love

25TH HONG KONG FILM AWARDS 2005

Perhaps Love

- Best Actress – Zhou Xun
- Best Cinematography
- Best Original Film Score
- Best Original Song
- Best Costume Design and Makeup
- Best Art Direction




perhaps love

BOARD OF DIRECTORS

DATO' MOHAMED KHADAR MERICAN

DATO' HAJI BADRI HAJI MASRI

BERNARD ANTHONY CRAGG



ASTRO ALL AS

TAN POH CHING

CHIN KWAI YOONG

RALPH MARSHALL


TM
TWORKS plc

PROFILE OF DIRECTORS

DATO' HAJI BADRI HAJI MASRI
Chairman and Non-Executive Director

Malaysian, age 62, joined the Board in July 2003 and was appointed its Chairman in August 2003. He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1996. He served in various government ministry posts from 1968 to 1996, including that of Director General of Tourist Development Corporation of Malaysia and Director of the Budget Management Division of the Ministry of Finance of Malaysia.

Dato' Haji Badri graduated with a BA in Malay Literature from the University of Malaya and an MA in Political Science from King's College University, London. He was awarded the Heinz Fellowship from the University of Pittsburgh.

He has held various posts in the private sector including Business Development Advisor of Sriwani Holdings Bhd (listed on Bursa Securities), Chairman and Managing Director of DiPerdana Holdings Bhd (listed on Bursa Securities) and Chairman of Crest Petroleum Bhd (listed on Bursa Securities), a position he held until July 2003.

He does not have any business arrangement with the Company in which he has a personal interest.

RALPH MARSHALL
Deputy Chairman/Group Chief Executive Officer

Malaysian, age 54, joined the Board in July 2003 and was appointed its Deputy Chairman and its Group Chief Executive Officer in August and September 2003 respectively. He has served as a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994 prior to the commencement of the operations of the Group and was its Chief Executive Officer until May 2006.

Ralph is an Associate of the Institute of Chartered Accountants in England and Wales, and a Member of the Malaysian Institute of Certified Public Accountants and has some 30 years experience in financial and general management.

He is also Executive Director of Tanjong Public Ltd Company (listed on Bursa Securities and the London Stock Exchange) which is involved in power generation, gaming and leisure; Non-Executive Director of Maxis Communications Bhd (listed on Bursa Securities), a leading mobile communications provider in Malaysia; and Executive Director of Usaha Tegas Sdn Bhd, which has significant interests in the aforesaid companies.

His other directorships include MEASAT Global Bhd (listed on Bursa Securities), which is the owner and operator of the MEASAT satellite system; KLCC Property Holdings Bhd (listed on Bursa Securities), a property investment holding company and Arnhold Holdings Ltd (listed on The Stock Exchange of Hong Kong), which is involved in supplying products for the building and construction industry.

He does not have any business arrangement with the Company in which he has a personal interest.

TAN POH CHING
Non-Executive Director

Malaysian, age 59, joined the Board in July 2003 and he has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994.

Poh Ching graduated in 1973 with a First Class (Hons) Degree in Mechanical Engineering from the University of Strathclyde, Scotland and has attended the Advanced Management Program at the Harvard Business School.

He held various management positions in the Shell group of companies in Malaysia from 1973 to 1990 before joining Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong Public Ltd Company (listed on Bursa Securities and the London Stock Exchange), in April 1990. Tan Poh Ching was appointed Executive Director of Tanjong plc in October 1991 and subsequently, was its Chief Executive Officer from July 1992 until his retirement on 1 May 2003. He continues to be a Non-Executive Director of Tanjong plc and Powertek Bhd, a wholly-owned subsidiary of Tanjong plc.

He also holds non-executive directorships in Usaha Tegas Sdn Bhd, Maxis Communications Bhd (listed on Bursa Securities) and the Malaysian Community & Education Foundation, a non-profit organisation.

He does not have any business arrangement with the Company in which he has a personal interest.

DATO' MOHAMED KHADAR MERICAN

Non-Executive Director/Independent Director

Malaysian, age 50, joined the Board in August 2003. He manages his own financial consultancy company and is an independent Non-Executive Director of Rashid Hussain Bhd (listed on Bursa Securities), RHB Bank Bhd, RHB Insurance Bhd and RHB Sakura Merchant Bankers Bhd.

Dato' Mohamed Khadar has over 20 years experience in financial and general management. He is a member of both the Institute of Chartered Accountants in England and Wales and the Malaysian Institute of Accountants.

He served as an auditor and a consultant in an international accounting firm before joining a financial services group in 1986. Dato' Mohamed Khadar held various senior management positions in Pernas International Holdings Bhd (listed on Bursa Securities) between 1988 and April 2003, including those of President and Chief Operating Officer.

He does not have any conflict of interest with the Company.

BERNARD ANTHONY CRAGG

Non-Executive Director/Independent Director

British, age 51, joined the Board in September 2003. He also serves as the Chairman of Datamonitor plc (listed on the London Stock Exchange) and i-mate plc (listed on AIM of the London Stock Exchange). He is also a Director of Workspace Group plc (listed on the London Stock Exchange), Mothercare plc (listed on the London Stock Exchange) and Bristol and West plc, part of Bank of Ireland (UK) Financial Services.

Bernard is a Chartered Accountant and had spent over eight years in Price Waterhouse. He has a degree in Mathematics from Liverpool University.

He formerly held various senior management positions in Carlton Communication plc (listed on the London Stock Exchange) for over 17 years including the Group Financial Controller, Company Secretary and Group Finance Director. Bernard has also served as a Director of Arcadia Group plc (listed on the London Stock Exchange).

He does not have any conflict of interest with the Company.

CHIN KWAI YOONG

Non-Executive Director/Independent Director

Malaysian, age 57, joined the Board in March 2006. He was an audit partner with PricewaterhouseCoopers from 1982 until his retirement in 2003. During his tenure as partner, he was Executive Director in charge of the Consumer & Industrial Products & Services Group. He had also served as Director of the Audit and Business Advisory Services Division, and of the Management Consulting Services Division.

Kwai Yoong is a fellow of the Institute of Chartered Accountants in England and Wales and member of the Malaysian Institute of Certified Public Accountants and Malaysian Institute of Accountants.

He has extensive experience in the audits of major companies in the banking, oil & gas and automobile industries as well as in the heavy equipment, manufacturing, construction and property development sectors. He was also involved in corporate advisory services covering investigations, mergers & acquisitions and share valuations.

He has been a Director of Rangkaian Pengangkutan Integrasi Deras Sdn Bhd (RAPID) since January 2005 and was a Director of Tractors Malaysia Holdings Bhd (listed on Bursa Securities) until February 2006.

He does not have any conflict of interest with the Company.

Notes:

1. *None of the Directors have any family relationship with any directors and/or major shareholders of the Company except for Dato' Mohamed Khadar Merican, who is a person connected to Mohamad Shahrin Merican, a major shareholder of the Company.*
2. *None of the Directors have any conviction for offences within the past 10 years.*
3. *None of the Directors have any sanction and/or penalties imposed on them by any regulatory bodies during the financial year ended 31 January 2006.*

GROUP MANAGEMENT



Rohana Rozhan

Chief Executive Officer, ***Astro***, Malaysia & Brunei
Chief Financial Officer, ASTRO

Rohana joined the Group in 1995 during the start-up phase, and has since been closely involved in its growth as a senior member of the management team. She was appointed CEO for the Group's ***Astro*** Direct-To-Home broadcast business with bottomline responsibilities for the TV operations in Malaysia and Brunei in May 2006. As CFO, Rohana plays a critical role in the financial management and corporate development of the Group. Prior to ASTRO, Rohana worked with the Unilever Group of Companies in the UK and Malaysia.



David Butorac

Group Chief Operating Officer, ASTRO

David joined ASTRO in 2002 to drive the Group's TV business in Malaysia. In his current role as Group COO, David oversees all of the operating divisions of the company. He continues to lend his expertise and experience in TV for both the Malaysian and Brunei operations while providing a Group-wide focus and coordination for the other business segments. David brings with him more than 20 years of experience in broadcasting in the UK and Australia, including 14 years with BSkyB where he held a series of positions, including Head of Operations and Station Manager.



Borhanuddin Osman

Executive Director, Airtime Management & Programming

Borhan joined the Group in 1999 and assumed his current position in 2001. In his current role, he is responsible for the general management of the Group's radio operations in Malaysia. Borhan has more than 20 years of experience in the media industry which he is sharing in his other capacity as President of Malaysian Association of Commercial Radio Operators, Vice Chairman of Communications and Multimedia Content Forum of Malaysia (CMCF) and Vice President of International Advertising Association – Malaysian Chapter.

William Pfeiffer

Chief Executive Officer, Celestial Pictures

William has been CEO of Celestial Pictures since July 2001. As CEO, he is responsible for strategic direction and delivering on the overall performance of Celestial Pictures. William has extensive experience in the entertainment industry for most of the 25 years that he has lived in Asia. He has held the most senior positions in Asia for major Hollywood studios, with responsibility for production, distribution and TV channels.





Tengku Dato' Anuar Mussaddad Tengku Mohammad

Executive Director, Feature Films, Tayangan Unggul & Astro Shaw

Tengku Anuar joined the Group in 1996. He assumed his current position in October 2004 where he is responsible for managing the Group's filmed entertainment business under Astro Shaw and Tayangan Unggul. During his tenure at ASTRO, he has served as Director of Regulatory and Corporate Affairs, Director of Broadcast and Production Operations and as Controller of Broadcast.



Louis Foo

General Manager, MEASAT Publications

Louis joined the Group in 1997. He was appointed General Manager of MEASAT Publications in September 2004 where he is responsible for driving the Group's publications business. He was previously General Manager for Marketing & Promotions with Airtime Management & Programming.



Azran Osman-Rani
Director, Business Affairs, ASTRO

Azran joined the Group in early 2004 to lead the business development initiatives, including starting up the Indonesian business and other international content and distribution ventures. He has since also assumed responsibility for ASTRO's corporate and regulatory affairs functions, overseeing management of ASTRO's key stakeholders. Prior to ASTRO, Azran led the demutualisation exercise at the Kuala Lumpur Stock Exchange, after transferring from McKinsey & Company, where he was a management consultant with its Asia Pacific Corporate Finance & Strategy practice.



Lakshmi Nadarajah
Group General Counsel, ASTRO

Lakshmi joined the organisation as Group General Counsel in October 2005 and was appointed Company Secretary in May 2006. Prior to that, she was in private legal practice in excess of 10 years in Malaysia and Australia.



Graham Stephens
Chief Technology Officer, ***Astro***

Graham joined the Group in 1995 to oversee the operational launch of ***Astro***. In his current role as CTO, he is responsible for driving new technology initiatives and investment opportunities that permit the Group to enter new markets while improving the overall technical performance, productivity, customer experience and shareholder value of its current operation. He has over 25 years experience in broadcast engineering and operations and was previously Chief Engineer and Management Director of Operations at Thames Television in the UK.



Raghvendra Madhav
Regional Director, India and South Asia Operations

Raghvendra joined the Group in May 1996, serving in various roles in operations and business development. He currently helms the Group's activities in the South Asian region. A chartered accountant, he was previously Senior Vice President/Director with Times of India, the largest media group in India. Prior to that, he was with Price Waterhouse in New Delhi and London in the entertainment, media and communications consulting practice for 12 years.

"Our strategic objective remains unchanged. We will continue to build and leverage on our core competencies and assets – our operational expertise, our broadcast and distribution infrastructure and our multi-lingual, multi-ethnic content creation and aggregation capabilities – to deliver excellent service for our customers and create value for our shareholders."

REPORT OF THE GROUP CHIEF EXECUTIVE OFFICER



RALPH MARSHALL
Group Chief Executive Officer

It has been a challenging year. The past year has seen our resources, particularly on the customer front, stretched to the limit, with the Company missing a number of its key business and performance targets.

Our operating results were significantly impacted by continuing issues relating to our Customer Relationship Management and Billing system (CRM) and, to a lesser extent, by the non-availability of additional planned satellite transponder capacity for our Malaysian service expansion.

Notwithstanding these operational issues, the underlying business fundamentals remain sound. Prospects for revenue and subscriber growth in the medium term continue to be good, both in terms of the potential for the market and our ability to exploit them.

Reflecting continued demand for our services, consolidated revenues for the financial year ended 31 January 2006 rose 17% to RM2.013 billion on the back of higher subscription and advertising revenues. Our Direct-to-Home satellite TV business was again the main driver, contributing RM1.787 billion or 89% of the total. The Radio business continues to power ahead, bringing in RM143.3 million of revenues, with another RM60 million from Celestial Pictures.

Our EBITDA performance was adversely impacted by some RM107 million of additional costs, of which about RM50 million were unexpected. This includes RM37 million of additional bad debt provisioning and lost revenues due to CRM-related issues and RM13 million of programming cost that was incurred ahead of the planned service expansion. Another RM27 million was due to subscriber acquisition expenses directly related to the accelerated growth of our subscriber base. In addition, we booked RM31 million in non-cash charges for share options to comply with new accounting rules. As a result, EBITDA decreased RM17 million to RM352 million and EBITDA margin contracted to 17.5% from 21.5% in the previous year.

Net profit was 57% higher at RM229 million as we benefited from lower taxes, and reduced finance cost with the repayment of our debt in the previous year. Return on equity rose to 12.8% from 9.3% previously. Our core TV and radio operations continue to generate healthy cash flow, adding further strength to our balance sheet. We have in hand net cash of close to RM800 million, and a further RM1.1 billion in loans and undrawn credit facilities, to fund our growth plans.

Looking ahead, we believe the benign macroeconomic environment, aided by a proactive, supportive government and the young and rapidly growing urban population with rising disposable incomes, will continue to sustain demand for our products and services. There is, however, a risk that continuing increases in oil prices and interest rates, and the attendant inflationary pressures, may put a dampener on consumer demand in Malaysia, and also in the region.

Our strategic objective remains unchanged. We will continue to build and leverage on our core competencies and assets – our operational expertise, our broadcast and distribution infrastructure and our multi-lingual, multi-ethnic content creation and aggregation capabilities – to deliver excellent service for our customers and create value for our shareholders.

In Malaysia, an immediate priority is to resolve the CRM-related issues and to regain the customer goodwill that has been lost as a result, and thereby improve our customer retention rate. We have since initiated a number of measures to expediently address these customer issues while working closely with our vendors for a comprehensive solution.

As a result of the CRM issues and the lack of additional transponder capacity, we have not been able to grow our subscriber base at the rate we previously anticipated. Furthermore, with the rapid penetration into the broader mass urban market, the average revenue per subscriber (ARPU) has also reduced, from RM80 to RM79. Although the ARPU result has been exacerbated by the CRM issues, we had hoped to mitigate the impact with our enhanced channel capacity, through the provision of additional pay and premium services and expanded interactivity. With the launch delay of Measat-3, ARPU will now continue to come under pressure for the rest of the financial year.



Group revenues up 17%, exceeds RM 2 billion for the first time


Courtesy of Action Images/Reuters

Beyond Malaysia, we remain committed to developing the pay-TV market in Indonesia. During the course of setting up business, our proposed pay-TV joint-venture in Indonesia encountered a number of regulatory issues. We are in constant discussions with the regulators and relevant Indonesian authorities and remain optimistic that we can work together to overcome these issues.

In India, we are finalising commercial terms with potential partners to participate in the further development of the radio industry, subject to regulatory approvals. We have also, in collaboration with leading content players, created several new channels of various genres for broadcast on the ***Astro*** platforms in Malaysia, Indonesia and Brunei. In all, we envisage annual budgets of some RM300 million on local content production, a substantial portion of which will be invested in Bahasa Malaysia and Indonesian programming, with the balance on Chinese language and broadband content.

Over the next 12 months, we expect to further advance these and other on-going initiatives that will substantially expand our participation in TV, Radio and content development in our key markets in Malaysia, Indonesia, India and China. These developments will transform our predominantly Malaysian-based business into a leading pan-Asian multimedia group with global distribution capabilities – one that is capable of delivering sustainable long-term revenue growth and profitability with strong free cash generation, for shareholders.



Over 1,500 hours of local content produced

SUBSCRIPTION TV – *Astro*

We continue to grow our service in Malaysia. We connected 445K new accounts, which is 36K more than the record 409K achieved in the previous year. Net additions, however, were lower, at 218K against 283K in FY2005. At the end of the financial year, there were 1.941 million subscribers in total, of which residential subscriptions accounted for 1.784 million, representing 34% of Malaysian TV homes. In Brunei, our associate ***Kristal-Astro*** continues to grow its subscriber base, from 21K to 23K or 37% of TV households.

The financial headlines remain strong. Television revenues rose 17% to RM1,787 million, with subscriptions accounting for RM1,641 million or 92%, and advertising contributing RM114 million or slightly over 6% of the total. EBITDA margin, however, contracted to 21.8% from 25.8% in the previous year for the reasons mentioned above.

Net subscriber additions for the year fell short of our target of 250-300K per annum due to higher churn brought on, in part, by billing-related issues caused by our CRM. Due to system logic faults, we provided extended credit to some 70,000 subscribers which were eventually disconnected, resulting in additional bad debt provisioning. The quality of our customer care also deteriorated during the year, with increased customer complaints and higher abandoned calls due to the high volume of calls to

our call centre. Consequently, churn rates rose to 13.4% on a moving-annual-total basis, which was significantly higher than the 9% reported in the previous year. There were also increased instances of economic churn as a result of our rapid expansion into the broader urban mass market.

We have taken strong measures to address these issues, including disconnecting non-paying delinquent new accounts after 45 days instead of 70 days and verifying calls to new customers before we connect them. This will ensure the quality of our subscribers. For the current year, our target is to manage churn down to the more acceptable 10-12% level. We anticipate the CRM-related issues to impact our operating and financial performance for the rest of the current financial year.

On the customer front, we have taken steps to significantly improve the infrastructure to bring our customer service to an acceptable level. This includes adding significant resources to our customer service staff strength, expanding our in-bound call capacity and setting up more service centres for walk-in customers.

The continuing demographic change in our subscriber profile, and the lack of pay and premium services that could have addressed the needs of the mass Malay-speaking segment which now constitutes some 80% of our net additions, have led to a small decline in our ARPU to RM79 per month. While the Malay segment is our largest customer group, accounting for 45% of total residential base, penetration of this sector is the lowest – at 29% – and hence, provides the greatest opportunity for further penetration.

We remain committed to producing strong, landmark local programmes and securing the relevant and key international content while ensuring an affordable service for our customers. In the last financial year, we expensed RM524 million on television content with RM86 million spent on in-house productions and commissioned programmes that have been capitalised. During the year, we incurred RM384 million of subscriber acquisition cost, which is largely subsidies on our set-top boxes and related sales and marketing expenses. Since ***Astro*** commenced service in 1996, we have cumulatively provided RM1.656 billion in set-top box and receiving equipment subsidies.

We will also introduce new pay and premium, and interactive services to increase stickiness and loyalty to our service. In line with global trends, we will shortly introduce the Digital Multimedia Recorder, a product that will greatly enhance the viewing experience for our subscribers. The new product will allow subscribers to have complete control of what programmes they want to watch, and when.

In other areas, we will continue our focus on cost accountability, in line with our business needs. We have introduced a company-wide initiative to drive operational excellence and extract further savings in cost and manpower by streamlining processes and procedures. At the same time, a review of staffing levels is now in progress.

Indonesia

In March last year, we reported that ASTRO will be taking a 51% stake in a joint-venture with the Lippo Group to provide multimedia pay-TV services in Indonesia. At the time of the announcement, the joint-venture company, PT Direct Vision (PTDV), had the requisite approvals and licenses to operate a pay-TV service and landing rights for the use of the Measat satellite facilities from the Director-General of Post and Telecommunications (DGPT) as well as approval from the Indonesian Foreign Investment Coordination Board to hold the 51% stake in the joint-venture.

Subsequent to the announcement, in October 2005, the Indonesian authorities issued new Broadcasting Law regulations requiring all existing broadcasters in the country to apply for a new broadcasting license. PTDV has since applied for the new license and has received written confirmation from the Indonesian authorities to operate on its existing multimedia license in the interim, pending receipt of the broadcasting license. As the new licensing regime limits foreign ownership to 20%, the joint-venture parties have agreed to restructure the joint-venture arrangement. Terms are currently being finalised and the closing date to restructure the documentation has since been extended to 31 July 2006.


astro


astro







The Indonesian authorities have also issued, in September 2005, new licensing requirements under the Satellite Decree stipulating additional conditions for foreign satellites. These include non-interference between foreign satellites and satellites operating in Indonesian slots, and reciprocal market access for Indonesian satellites. The Indonesian authorities and their Malaysian counterparts have since met and formally ratified their respective satellites slots and reciprocal landing rights, thus affirming the right for PTDV to use Measat-2 for its broadcast service.

Meanwhile, the ***Astro*** service was launched by PTDV on 28 February 2006 under a trademark license agreement. Response to the service has been encouraging. Initial feedback from customers points to the attractive packaging, including unique never-seen-before local content as a main draw. These investments in local content will cost PTDV and ASTRO in excess of RM150 million annually and will grow as the service expands.

We believe the Indonesian market is a compelling market of immense potential with an addressable market of 10 million homes over the next 5 years and a current penetration of less than one per cent of TV households. We see an achievable target of 3 million subscribers or 30% of the addressable market over this period. The venture will also allow us to realise significant onscreen programming synergies from creating and aggregating Malay language programming for the entire ***Astro*** platforms in Malaysia, Indonesia and Brunei. The Indonesian joint-venture will be financed by a mixture of equity, shareholder loans and third-party financing.



RADIO

Our Radio business continues to perform in line with expectations. With the acquisition of ***Thr.fm*** in April 2005, we now operate 8 FM stations, including all the top vernacular stations in the country. These include ***ERA***, the country's most popular station and ***MY FM***, the top Chinese service, and our three top English stations – ***hitz.fm***, ***Mix FM*** and ***Light & Easy***, as affirmed in the last Nielsen Media Research Survey.

The eight stations command a weekly listenership of 11.2 million people, representing 60% of the listening share, and accounts for approximately 80% of all advertising spent on radio in Malaysia.

Radio revenues rose 15% to RM143 million while EBITDA increased 10% to RM60 million. EBITDA margin was 42%, down slightly from 44% previously, due to the additional costs of taking on the new radio networks – ***Thr.fm***, ***Sinar FM*** and ***Xfresh*** – and share-option charges.

We are seeing increased competitive pressure on our fill rates with the entry of two new Bahasa stations and an English station. We are, however, confident that the full benefit from our new stations will come through in the future years. That, together with our continuing investments in new products and services, and our ability to provide unique media-bundling opportunities, will support our market leadership position and enable us to maintain our operating and financial performance at current levels, or better.

Regional Radio Opportunities

There exists significant opportunities for us to extend our successful radio business – in the form of airtime marketing and programming expertise – in large under-penetrated markets such as India, Indonesia and China.

The potential is huge. Radio advertising currently accounts for under 3% of total advertising expenditure in India, and a mere 1% in China, compared with 6-8% for neighbouring regions. Advertising expenditure is expected to explode on the back of rising consumer spending in these populous markets.

Over the last three years, we have trained a team of professional broadcasters as well as provided airtime sales marketing services and technical facilities to two of India's first private commercial FM radio stations in Kolkata. Our radio team has also been in discussions with potential partners in China to develop similar ventures in the country.

Following the Indian Government's decision to allow for the first time, direct foreign investment in radio licensee companies, the Group is now seeking to increase its participation in the radio broadcasting sector. We are in advanced discussions with strategic partners to invest in a radio joint-venture with the potential to take it nationally. Further details on these and other ventures will be disclosed as and when appropriate.

LIBRARY LICENSING & DISTRIBUTION AND TV CHANNELS

Celestial Pictures

Celestial Pictures continues to grow its content and distribution capabilities in all areas with new initiatives in film and TV content.

Flagship ***Celestial Movies*** launched in Thailand last year and secured additional carriage in Indonesia in February this year on the ***Astro*** service. Governmental policies restricting distribution of TV channels in China, one of our key target growth markets, have resulted in slower growth than earlier envisaged. However, growth in other key markets, such as Hong Kong and Malaysia, has contributed to strong revenue growth for the channel.

WaTV, our new Mandarin-language Chinese general entertainment channel catering to the trendy young generation, launched in February in Indonesia. Created by Celestial using content aggregated out of China, ***WaTV*** is aimed at the regional audience, including Malaysia, where it will be included on the expanded ***Astro*** service.

Perhaps Love, a co-production by Astro Shaw, TVB and Stellar Mega Media, opened to box office and critical success. We expect to enter into similar arrangements in future where Celestial acquires rights in the production phase to selected movies for broadcast on its pay-TV channel service as well as rights to distribute these titles globally. In this way we can refresh our library with new contemporary and unique products, including remakes of popular titles from the Shaw Library.

Revenues grew 26% to RM60 million for the year under review on the back of higher pay-TV licensing revenues from Hong Kong and Malaysia, increased sales of programme blocks to Taiwan and additional revenue from distribution of third-party Chinese, Japanese and Korean movies.

EBITDA loss widened to RM73 million from RM67 million due mainly to increased staff and other costs related to business expansion in new content acquisition and distribution. Non-cash amortisation of its film library and programme rights, including the Shaw titles, amounted to RM63 million and accounts substantially for Celestial's EBITDA losses. In the last financial year, 120 titles were digitally remastered and 128 films released. Cumulatively, 485 Shaw titles have been remastered, and 407 titles released to date. The Group undertook an evaluation of the carrying value of the film library and determined that it was fairly stated. Accordingly, there is no need to make adjustment to this value which stood at RM207 million as at end-FY2006.



While Celestial continues to grow revenue, it has also undertaken an extensive review of its cost structure, taking into account the current business needs and opportunities. Cost-cutting measures have been instituted and certain capital expenditure deferred. Going forward, Celestial's EBITDA losses will be narrowed over the next 2-3 years due to anticipated higher revenues from ***Celestial Movies*** and ***WaTV***, and reduced library amortisation costs.

CONTENT

i Multi-lingual TV Content

Our local programmes continue to attract viewers and impress critics. They included several new landmark, award-winning programmes as well as continuing productions of ***Akademi Fantasia***, a favourite series with our Malaysian subscribers. Catering to the varied needs of our multi-lingual, multi-ethnic viewers, our own locally-packaged ***Astro*** branded channels and local productions continue to be among the most watched programmes on the ***Astro*** service and remain a key driver for subscriber growth. In all, we produced over 1,500 hours of local content, up from 1,300 hours last year. More details of our programming initiatives are available in the TV segment of this annual report.

For the same reason, we have committed substantial sums to develop, in joint-venture with leading regional content players, local content for the ***Astro*** service in Indonesia. These include content of various genres, such as programmes for 4-14 year-old children, live-action current affairs and infotainment programming, as well as sinetrons or drama serials with Multivision Plus, Indonesia's leading producer of TV and film content.

We will continue to scour for fresh innovative ideas which we can adopt and adapt for our audiences. I am proud to add that an initiative to draw programming ideas from our staff last year has yielded some great ideas, a few of which has been successfully translated to onscreen TV programmes this year.

Though absolute content cost has naturally risen, underlying content cost as a percentage of revenue, and on per subscriber per month basis, continued to trend down – to 29.3% of revenue, from 30.1% in the previous year, and to RM25.5 per subscriber from RM26.8 before. Content cost, however, is expected to remain at around 30-31% of revenue in the current year due to additional programming cost that has to be incurred this year before we are able to generate the associated additional revenue from the Malaysian service expansion.

ii Malay Film Production

Our film entertainment unit released two films for the box office and commenced production on three feature films in FY2006. Breaking the mould, our new releases, ***Baik Punya Cilok*** and ***KL menJERIT 1***, were our first attempt at black comedy and Malaysia's first prequel respectively.

Both were commercial successes, packing in over 600,000 theatre seats in total. Together with ***Gangster***, our blockbuster action movie released in January 2005, the three films account for about 30% of the box office takings for Malay films, making us the premier Malay film producer. As in previous years, we will continue to work closely with, and support, local talent to further develop the industry.

iii New Media and Interactive Content

Aided by technology, the broadcast market is undergoing a revolution of opportunities and transcending borders that defy traditional classification of service. Our goal is to leverage our multimedia platforms and our brands to tap the rapidly growing consumer demand for infotainment.

In particular, we have seen an explosive growth in our interactive TV applications, such as SMS voting, community chats and games, with close to 60 million transactions and 24,000 hours of enhanced interactive programming. The number of Interactive TV services on our ***Astro*** platform has more than tripled to 135 during the last financial year.

Drawing on our strong relationships with content partners and our own productions, we have also been able to take the lead in aggregating mobile content, including 3G video streaming, for the two major mobile telephony service providers. Our broadband portal, ***astro.tv***, had an encouraging start delivering extra video diary clips of ***Akademi Fantasia*** and soccer content from ***GoalTV***. We are seeking content and are in active discussions with potential partners for new genres and channels to broaden distribution.

Among our recent innovations was the ***Astro*** TV coupons, a collaborative venture with Visa and Public Bank Bhd, a leading Malaysian retail bank. The service, our first step into TV commerce, allows subscribers to view and download electronic shopping coupons onto their chip-based credit cards from their set-top boxes. These are redeemable at participating stores and outlets. Early indications are encouraging and we expect this and other services to create stickiness and loyalty among our subscribers.

For soccer fans, the upcoming ***FIFA World Cup™*** series will prove to be an enriching viewing experience with unprecedented interactive applications to provide different camera angles, match highlights and all forms of soccer trivia.

iv Publications

Our publications unit launched two new magazines during the year – ***InTrend***, a Malay-language title aimed at the sophisticated urban female and ***Aksi AF*** to tap into the voracious appetite for Akademi Fantasia trivia.

Introduced at the start of the third season of ***AF*** in May, ***Aksi AF*** quickly became a hot-selling item on the newsstands with weekly sales going up to 40,000 copies. The magazine will be reactivated again this year to catch the new ***AF*** fever. Newsstands sales of ***InTrend*** have steadily climbed since its debut which should encourage advertisers keen to tap into this growing and influential demographic.

Our publications business generated about RM60 million in revenues, mostly from publication of the ***Astro Guide*** for our pay-TV arm. In view of the keen competition and volatile paper costs, we are reviewing our existing magazine portfolio with a view to optimising our resources. In this regard, the English version of ***VMag*** did not perform to expectations and has, therefore, been discontinued. To remain competitive, we will be revamping the other magazines in our stable – ***iFEEL***, ***VMag*** (Chinese version) as well as ***InTrend*** – while proactive action has been taken to improve the delivery time for ***Astro Guide***.

v Animation

PASI, our animation unit, completed a number of animated projects, mainly half-hour TV episodes and direct-to-video programmes, for the international market. They include some of the best known cartoons such as ***Captain Flamingo***. While work has commenced on new productions such as the popular ***New Biker Mice from Mars***, the challenge ahead is to maintain a steady flow of new contracts to maximise utilisation of its new modern production facilities and human capital.

With the increasing competition from China and India, PASI will focus on the higher value-add products, while phasing out the more labour-intensive, traditional 2-D formats. PASI is also working with Celestial to seek opportunities to monetise its existing animation library through Celestial's extensive global distribution channels.

vi Talent Management

Maestro continues to draw fresh talent from our popular talent quests produced by our programming division – from singing talent shows like ***Akademi Fantasia*** to beauty pageants ***Astro Miss Chinese International*** and ***Blast Off***, a search for the best band groups. Starting with 11 talents from the first ***AF*** in 2003, Maestro now boasts a diversified pool of 33 talented artistes.

By grooming and enhancing their range and versatility, Maestro has been able to bring them beyond their winning moments into enriching careers, while enabling the Group to tap into this rich pool of talent for our own programming needs. Since its inception three years ago, more than 700,000 copies of albums and video CDs by Maestro's artistes have been sold. To date, they have appeared in over 600 TV programmes, movie appearances and other public performances.

The revenue, EBITDA and cash flow contributions from our filmed entertainment, multimedia interactive technology, publications, animation and talent management businesses – included under the "Others" segment in our financial statements – are not material to Group results as they are still at an early development stage. However, they provide synergies and significant media bundling opportunities with our pay-TV and Radio businesses.

FINANCIAL REVIEW

Our TV and Radio businesses continue to be highly cash-generative, with cash flows from its operating activities exceeding RM500 million in the last financial year. To further optimise our balance sheet, we repaid the outstanding RM300 million loan balance in January 2006. Our financial position continues to be strong, with net cash of RM787 million as at end-FY2006 while shareholders' equity rose further, to RM1.79 billion from RM1.56 billion a year ago.

In addition, we have access to USD300 million in term and revolving credit facilities that were earlier established with a consortium of banks led by Citibank and DBS Bank. These facilities, together with our robust cash generation abilities, will provide a solid and steady source of capital to fund the growth of our existing operations, as well as seed new businesses in line with our regional growth strategies.

We will, additionally, leverage on our balance sheet strength to seek more flexible borrowing terms and further reduce our financing costs, while working towards a more efficient capital structure incorporating the appropriate debt levels consistent with our growth plans.

As indicated previously, some 75% of the floating interest rate exposure under the USD300 million facilities has been swapped to fixed rates, which has proved profitable with the recent tightening of interest rates globally.

The Group revenues are still predominantly Ringgit-based, while a portion of its costs is paid in foreign currencies. It is the Group's policy to hedge these foreign exchange exposures up to 6 months ahead of a contractual obligation maturing.

As in the previous year, about 70% of the content costs in FY2006 are paid in USD, with the rest in Ringgit. Since the lifting of the Ringgit peg in July 2005, the Malaysian currency has strengthened some 5%. At current prevailing levels, the savings in our foreign currency costs, which are primarily for content, set-top box and technology, is approximately RM10 million for the current financial year.

In addition, our regional investments are generally funded in foreign currencies, principally in USD. It is the Group's intention to match currency requirements to the relevant revenue generation stream, where possible, to avoid a currency mismatch or exposure.

Investments

Capital expenditure for the year was RM128 million, primarily to expand our broadcast infrastructure for our planned Malaysian service expansion and to enhance our business continuity capability. We have additionally expended approximately RM80 million for various investments, including RM30 million for the acquisition of the ***Thr.fm*** radio network, and another RM24 million for a 5% stake in a consortium company set up by Michael King of King World to develop pay and premium boxing events for global distribution. A further RM24 million was advanced to our 3G joint-venture company, as disclosed to Bursa Malaysia Securities Berhad, pursuant to a shareholders' loan agreement between ASTRO and our sister company Maxis Communications Berhad, a leading telecommunications group.

Revenue Assurance

The Group derives most of its revenues from pay-TV subscription fees from its subscribers on a monthly basis. Invoices are billed in advance and recognised as services are provided. We experienced delays in debt collections from disconnected subscribers in the first half of the year due to implementation of the CRM, which led to additional bad debt provisioning.

Normal debt collection process was resumed in the third quarter. Since then, there has been continued improvement in collections of debt below 60 days as new delinquent accounts are disconnected after 45 days instead of 70 days previously. Some 85% of the disconnected customers typically would return to the service, but due to the CRM-related issues, our customer retention process was not as effective as it should be.

We have embarked on revenue assurance initiatives to identify opportunities to improve the efficiency and effectiveness of our current revenue collection processes with the focus on subscriber revenue. A project team has been formed to proactively manage, measure and address any risks and weaknesses in the current processes and controls.

ESOS

Under IFRS, the cost of share options is charged to the income statement based on the fair value of the options on the grant date. In line with best practices, we have applied the Binomial method. The company opted for retrospective application, resulting in prior year adjustments to our financial statements. Full details are provided in the accompanying statutory accounts.

Taxation

The Group booked RM38 million of tax charges in FY2006, representing an effective tax rate of 14%. The lower effective tax is due primarily to the utilisation of some RM280 million investment tax allowance in the current year, leaving a balance of RM201 million in the books.

CLOSING REMARKS

FY2006 has been another valuable learning experience for all our business units.

The CRM issues, notwithstanding, should not detract us from executing our growth strategies for Malaysia and the region. Over the next five years, we are focused on substantially expanding our DTH broadcast and distribution platform, and extending our participation in the operation of radio networks into the region, while significantly increasing the proprietary content available for distribution on our own DTH platforms and other operators globally.

It now remains for me to thank all our staff, especially those dealing with customers, for their dedication and professionalism in these challenging times. We are grateful to all our friends – our business partners for their continuing confidence in us, our colleagues in the media industry for their support, and to our regulators and our Board of Directors for their guidance. And finally to our customers, we thank you for your patronage and loyalty.

Ralph Marshall
Group Chief Executive Officer

teleVISION

8 million viewers, 1.8 million residential subscribers
in 34% of Malaysian TV homes









astro™

making your life richer

ENGAGING THE *Astro* VIEWER

The ***Astro*** television service continues to expand its reach to a wider audience, with 445,000 new subscribers connected over the course of the year.

Subscribers can access up to 56 channels of local and international programmes of all genres and vernacular to suit their particular preferences. Our self-packaged ***Astro*** channels continue to be popular with viewers as are our own in-house produced programmes. The latest Nielsen media survey shows that of the top ten most watched channels; six are our own ***Astro***-packaged channels. During the year, we increased our local production to over 1,500 hours of entertainment, information and news programmes.

AWARD-WINNING SHOWS

Our series of talent quests continue to rate highly with our viewers. The most anticipated programming highlight of the year was, again, our reality talent quest ***Akademi Fantasia (AF)***. The third season which climaxed in August 2005, not only garnered tremendous short messaging service (SMS) responses, but continuous news coverage on its aspiring stars, and its champion Mawi became a never-seen-

"We will continue to ensure our customer value proposition stays fresh and relevant. Customers have always been, and will remain, our priority."


第22届全国华






before phenomenon in the local music industry. The ***Astro Talent Quest*** and the ***Astro Classic Golden Melody*** continued to captivate the Chinese audience while ***Vaanavil Padalthiran Poti*** remained a must-see for the Indian community. Fans also responded enthusiastically to the second season of ***Blast Off***, a competition for aspiring local bands and vocal groups, and to the newly-introduced ***UVJ Search*** competition to unearth young video jockey talent.



Our new in-house programmes also proved to be a hit with viewers and judges. ***Macam-macam Aznil***, which kicked off in March 2005, has been acclaimed Best Talkshow at the Asian Television Awards 2005. In addition, it was voted Best Entertainment TV Series and its host, the multi-talented Aznil Nawawi, named Best TV Host at the ***Anugerah Seri Angkasa*** award event. ***Talking Issues***, a forum on current issues, premiered on ***Astro AEC*** while ***Vilayatu Arangam***, a programme to promote sports made its debut on ***Vaanavil***. Also making their appearance for the first time last year were ***Soccastars***, a soccer talent search, ***Attam 100 Vagai***, a contest featuring 100 dance varieties and ***Indian Music Training***, a community project to upgrade music skills amongst musicians aspiring to become professionals.



Astro itself was a significant winner at the widely-followed ***Anugerah Seri Angkasa 2005***. We produced the show, which aired live in February 2006 while simultaneously bagging 10 awards in major categories including the most coveted awards – 9 by its flagship TV channel ***Astro RIA*** and one for ERA, the country's number one radio station. ***A Journey with Jason***, our talk show about life achievements and a past Anugerah Seri Angkasa winner, was invited by World Vision, an international charitable organisation, to cover its child sponsorship and area development programmes in Xianjiang, China. ***Astro*** also played host to Malaysian music's most prestigious award show, ***Anugerah ERA***, and to the ***Wah Lai Toi Drama Awards 2005***.

television

We continue to actively engage our viewers. In keeping with the theme that 'half the fun is off the screen', lucky subscribers were treated to live events, holidays or lifetime adventures whether it be watching the Oprah Winfrey Show in Chicago, catching the Bon Jovi Concert in Tokyo or taking a walk-on role on the X-Men 3 movie. To further build subscriber loyalty, we launched the ***AstroLife Rewards Program*** giving subscribers specials and discounts to movies and products and services at participating merchants and retailers.



Fans also get to meet and greet their favourite local celebrities at our well-received *ground events* such as the nationwide ***Gempak Selebriti*** tours. We also celebrated major festivities with our viewers with special variety programmes or roadshows like ***Marhaban d'Astro*** for Hari Raya Aidilfitri, ***Vaanavil Paadalthiran Potti*** for Deepavali and ***Yu Yang Feng Shui*** as a lead-up to the Chinese New Year. ***Astro*** also sponsored the live screening of the ***Live-8*** concert, featuring the who's who in global entertainment for our Malaysian viewers. In addition to building the ***Astro*** brand and subscriber loyalty, these crowd-pulling roadshows provide great opportunities for our direct sales team to assist potential subscribers to sign up for the ***Astro*** service.

Subscribers can additionally buy premium or special interest content through our Astro Box Office Sports and Box Office Events channels. These include the popular ***India vs Pakistan Cricket Series***, ***Championship Boxing*** and ***WWE Wrestling*** as well as the ***Vienna Philharmonic New Year's Day*** and ***John Lennon's Imagine*** concerts.


Vinten




GREY'S
ANATOMY

Our international programme offering were refreshed with yet new seasons of rated favourites and original programming such as ***American Idol***, ***Grey's Anatomy***, ***Lost***, ***CSI***, ***Rock Star: INXS*** and ***Deadwood***. These were supplemented by a vast array of drama serials and variety programmes from Bollywood, Indonesia, the Philippines, Latin America, Japan, Korea and Taiwan. To make such content more appealing to our multi-lingual viewers, almost 9,000 hours of programming was subtitled enabling viewers to select – depending on their preferred subtitling language – via the remote control. We further added value to the ***Astro*** service by providing viewers with Bahasa Malaysia subtitles for ***HBO*** and ***Cinemax*** from October and November 2005 respectively.

More recently, the ***Red Button*** interactive feature provided viewers with three dedicated channels on ***Astro SuperSport*** for the Torino Winter Olympics. We have also showcased more than 650 hours of live coverage, news update and results from the Melbourne Commonwealth Games via four dedicated video and data channels, all accessed on viewers' choice via the Red Button. In all, the Red Button has enabled us to offer an assortment of interactive services to enhance viewers' involvement and experience of our platform – such as channel selection, voting, programme information, competition and quizzes – as well as open up new commercial possibilities, such as merchandising.

This and other new industry developments have made our multi-channel and multi-platform offering all the more attractive to the media buyer looking to extract maximum value from a specific demographic. To this end, we are working closely with our programme providers and industry partners to develop innovative approaches and provide more insight into ***Astro*** subscribers and their viewing habits to assist media buyers in their advertising investment in ***Astro***.


Courtesy of Action Images/Reuters

television

Great international offerings such as Grey's Anatomy on Star World and exclusive EPL matches on ESPN and STAR Sports




STADIUM
astro

We are also tapping on our strong relationship with our content partners as well as our master distributors and retailers to reach out to new subscribers. These include the launch of ***Sun TV***, the most popular Tamil channel on the ***Astro*** platform and ***Gift Learning Campaign*** which showcased our Fun and Learning channels to parents with school-going children. More recently, we launched ***Stadium Astro***, the highlight of which would be the exclusive live broadcast of the entire 2006 ***FIFA World Cup™***. The widely-followed games – all 64 games live, of which 16 are exclusively live – are available on eight dedicated ***Astro*** channels with a host of new interactive features, including highlights, different camera angles, chat, statistics and news available via the Red Button.

We further extended our longstanding Partnership Programme which allows us to leverage on our partners' extensive customer base, while rewarding their customers with free set-top boxes. Our second box campaign – where *existing subscribers* get a free box for taking a second ***Astro*** subscription – continued to see encouraging response. There are currently some 80,000 second set-top boxes sitting in multi-TV homes.







LAYING THE FOUNDATION FOR FUTURE GROWTH

We commenced our broadcast activity at the new Cyberjaya facility with the broadcast of the ***2006 Torino Winter Olympics*** in February 2006. The Cyberjaya facility, located at the MEASAT Teleport and Broadcast Centre, is set to supplement our service and channel expansion with state-of-the-art technology encompassing server-based systems and sophisticated transmission and disaster recovery functionalities.

We continue the re-engineering process of our primary infrastructure at the All Asia Broadcast Centre (ABC). This includes the new Media Management System (MMS) which is now at its final implementation phase at Cyberjaya, to further automate the broadcast transmission management process at the ABC. The initial implementation commenced with a pilot program as a test bed for larger undertakings in the coming year, which will result in the almost complete elimination of manual video-tape handling and subsequent archiving. The functionality of the MMS system also enables large volumes of materials to be simultaneously processed online, for subtitling, dubbing, and scene selection to comply with regulatory requirements while making our multi-language content accessible to the maximum number of our subscribers.

A company-wide initiative to drive operational excellence has also been launched with the aim of delivering cost savings, simplifying policies, streamlining processes and as well as enhancing accuracy and accountability while reducing risks. Pilot projects included procurement, recruitment, sales initiation and production services. The results have been very positive with participating units achieving substantial cost and manhours savings as well as improvement in operational efficiency.

Our role as a regional playout centre has also expanded as we leveraged our broadcast facilities for major content providers such as the BBC and Celestial Pictures. During the last financial year, we launched four new playout channels for regional distribution and among them were Singapore-based ***Asian Food Channel*** and Malaysian-based ***Jia Yu***, the latter offering an array of dramas, cartoons, entertainment and live news feeds. ***GoalTV 1*** and ***GoalTV 2***, already on our broadband portal, were launched as regional playout channels in November 2005 to China, Indonesia, Thailand and Singapore. Matches from these dedicated football channels are dubbed in Mandarin by local Malaysian talent before regional transmission.

We continue to look for opportunities to create interactive and value-added services for our subscribers. One such innovation was the launch of ***Astro TV Coupons***, in conjunction with Public Bank Visa card, whereby members can electronically download promotional coupons from the ***Astro*** set-top box for redemption at participating merchants. Excitement is also building up for the next-generation set-top box with enhanced viewing and recording capabilities which we will be introducing in the current fiscal year. We are also actively exploring opportunities to leverage our content and broadcast expertise to other transmission platforms such as mobile TV which we showcased during the 2005 Merdeka Day celebrations.



The Cyberjaya facility, located at the MEASAT Teleport and Broadcast Centre, is set to supplement our service and channel expansion with state-of-the-art technology encompassing server-based systems and sophisticated transmission and disaster recovery functionalities.

EXPANDING OUR REGIONAL PRESENCE

We see great potential to grow the ***Astro*** service in Indonesia, where current pay-TV penetration remains below one per cent of TV homes. The ***Astro*** service was launched by PT Direct Vision on 28 February 2006 under a trademark licensing arrangement. The service comprises 48 channels, including unique never-seen-before local Indonesian and international services. They include local Bahasa Indonesia sinetrons or dramas on ***Astro Aruna***, teen music and lifestyle programmes on ***Astro Xpresi*** and movies on ***Astro Kirana***.

Promotional launch events were held in March and April in Jakarta, Bandung, Surabaya and Medan. Customers receive a free digital multimedia receiver to access the service which is available by monthly subscription. Subscription rates vary from 150,000 to 280,000 rupiah. As at end-April, 12,000 subscribers have been connected to the service.

FOCUS ON CUSTOMER SERVICE

We will continue to commit substantial resources to create and deliver compelling and exciting content that is relevant and of interest to our viewers. We intend to be at the innovative edge of the vastly expanding consumer electronics market and be able to offer the best product to enhance customer experience. In the face of continuing challenges arising from our customer relationship management and billing system, we have intensified our focus on customer service. We are working closely with our vendors to resolve these deficiencies as soon as possible. Concurrently, we have expanded our customer servicing abilities, including increasing staffing, opening up more customer care telephone lines and centres, and ensuring prompt delivery of the ***Astro Guide***. Customers have always been, and will remain, our priority.





radio

60% listeners' share, 79% radio advertising spend


Malaysia's Premier
Teen Community

AMP RADIO NETWORKS



LEADING THE AIRWAVES

Our Radio business continues to extend its reach across all its key customer touchpoints – from the airwaves and the internet to mobile and on-ground interactivity.

Some 11.2 million listeners across the country tune in weekly to our stations and we command listening share of 60%, thus reaffirming our position as the nation's leading radio broadcaster. Our networks today includes all the top-ranking stations for each of the four main vernacular groups – Bahasa Malaysia, English, Chinese and Tamil.

ERA FM again took the lion share, according to the latest AC Nielsen Diary Survey in October 2005, with a solid base of 6.5 million weekly listeners despite the emergence of new Bahasa services. ***hitz.fm*** maintained its position as the number one English radio service with 1.7 million weekly listeners, a record for the station. ***MY FM*** widened its leadership in the Chinese market as it grew its weekly listenership to 2.2 million.


LIGHT
easy

radio

Thr.fm, which AMP acquired in 2005, retained its position as the nation's second most-listened-to station as well as the top Indian language network. Our strength in format programming has also enabled us to successfully target demographic segments through two other Bahasa networks – ***Sinar FM*** and ***Xfresh*** – and two other English services, ***Mix FM*** and ***Light & Easy***.

Along with the expansion in listenership, advertising revenues have also grown, from RM124 million to RM143 million over the last financial year, representing 79% of all advertising spend that goes to radio.

The strong loyalty to our stations has enabled us to create powerful brand extensions to enhance the listener experience as well as generate new revenue streams. ***ERA's*** website, for one, continues to be the top entertainment site in Malaysia with 5.6 million page views a month. In all, our radio websites attracted over 14 million page views per month in January 2006. Interactive revenue, currently accounting for about 3% of gross revenue, is expected to grow with further mobile, 3G and broadband penetration and usage.









No.1

malay, chinese, indian and number 1, 2, 3 english **radio stations** in malaysia

On the ground, our campaigns like ***Anugerah ERA*** are celebrated events much awaited by fans. It is also a highly popular award show on our pay-TV service. Yet another brand extension was ***DigiBand ERA***, a well-publicised band-search organised for the first time last year in collaboration with mobile phone operator Digi. The search, which attracted 30,000 hopefuls at its nationwide audition venues, generated 11,000 SMS votes during its eight week run.

Similarly, 50,000 fans mobbed the two-day concerts in Penang and Shah Alam organised by Thr.fm's ***Raaga*** while ***MY FM*** celebrated its 7th Birthday Bash in Genting Highlands with 8,000 fans. ***HITZ.TV***, a music TV channel, is already a very successful extension of our top English station ***hitz.fm***. The station also launched its inaugural ***Malaysian English Top Ten Awards*** last year.

Capitalising on its forte, ***Mix FM*** released a compilation album of the biggest retro songs and, needless to say, the ***Mix FM*** Retro Party in downtown Kuala Lumpur was packed with fans and listeners. ***Light & Easy*** held a more intimate session with its mainly professionals, managers, executives and businessmen listeners, choosing to celebrate its birthday at a five-star hotel in the city.

Xfresh/Kosmo! Nationwide Futsal League, a collaboration with Kosmo! newspaper, drew 512 teams and more than 10,000 young Malaysians during its three-month tour while ***Sinar FM*** fans were treated to a roadshow of its talents at 6 different venues across the country.

PROSPECTS

Prospects to grow our radio businesses in Malaysia and in the region are bright. Although the competitive landscape is expected to intensify with the recent entry of new players in the local market, we remain committed and will continue to devote significant resources to ensure our Radio assets remain well-protected and *positioned* for further growth. These include extensive market research to ensure content remains fresh, relevant and innovative as well as intensive staff training for excellent delivery and execution.

Having led the market in online and SMS interactivity, AMP is now seeking to further integrate emerging technologies, mobile telephony and the internet into radio. Visual radio, for instance, offers an exciting new interactive experience for radio stations and their clients, as are podcasting and audio downloads.

Leveraging on its successful track record in Malaysia, the Group has been actively seeking opportunities to share its radio expertise and expand its radio business in the region, particularly in India, Indonesia and China. The Group currently provides airtime marketing and sales operations to two commercial radio stations in Kolkata, India. We intend to increase our interest in the radio broadcasting sector, as regulations allow and new opportunities become available, in order to participate in the growth of this new industry in India.

Our radio websites attract

14 million

page views per month




800
astrointeractive TV
0





content

library licensing & distribution

Malay Film production

MULTIMEDIA interACTIVE TECHNOLOGIES

Publications

talent **management**

animation



creating compelling content across our various media platforms





Courtesy of Mandarin Films Distribution Company Limited

library licensing distribution



CELESTIAL PICTURES

It has been a tremendous year for Celestial Pictures as it continues to grow its content and distribution capabilities.


Courtesy of Filmko Films Distribution Limited



On the TV channel side, ***Celestial Movies*** grew organically by widening its reach in new and existing territories. Celestial Movies launched in Thailand in March 2005 and also expanded with additional carriage in Indonesia on the new ***Astro*** service in February 2006. Licensing of the channel's branded programme blocks also were established in Taiwan and New Zealand. To further enhance the content on the channel, Celestial will acquire more third-party content with output deals of new films for exclusive premieres, strengthening Celestial Movies' position as the leading Chinese movie channel.



To capitalise on the growing demand for Mandarin programming, Celestial launched its second TV channel brand ***WaTV*** in Indonesia in February 2006. WaTV, a Mandarin-language infotainment channel and a window to the trendy youth lifestyle of the new China, will roll out in Malaysia and the rest of the region. Targeted at viewers aged 18-35 internationally, WaTV is a fast-paced entertainment channel offering a unique blend of China's youth-oriented content, ranging from art, travel, and music to fashion, talk shows, game shows, and entertainment news.

During the year, our ***Shaw Brothers*** film masterpieces reached 14 new territories – Austria, Bangladesh, Denmark, Finland, Greece, Iceland, India, Iran, Italy, Maldives, Norway, Portugal, Sri Lanka and Sweden – making it available in 56 territories to date. Additional video rights packages were sold in Thailand, Japan, Australia and North America. To date, five million copies of DVDs and VCDs of Shaw titles have been sold. Reflecting their places in history, movies from the Shaw library were honoured in a series of events across China and Hong Kong last year to commemorate the 100 years of Chinese films. Six Shaw titles were named among the top 100 Chinese films of the century, while Shaw memorabilia are now a prominent feature at a permanent exhibition built by the National Film Museum in Beijing.

Over the last few years, Celestial Pictures has built an extensive content licensing network for its Shaw library. We are now leveraging this well-placed network further by acquiring theatrical, video and TV rights for films and TV programmes from Hong Kong, Korea, Japan and the US for distribution in pan-Asian markets.

Celestial successfully acquired the global distribution rights for ***Perhaps Love,*** a co-production by Astro Shaw, TVB and Stellar Mega Media. Released theatrically in December 2005, the critically-acclaimed movie outgrossed all other musicals in Hong Kong and was one of the best-selling movies in Greater China in 2005. ***Perhaps Love*** was the closing film for the 2005 Venice International Film Festival and Hong Kong's Best Foreign Film nomination for the 2006 Academy Awards as well as Taiwan's Chinese Critics Association's top choice for 2005. The film also won six awards including Best Actress and Best Cinematography at the 2006 Hong Kong Film Awards.

To capitalise on the emerging wireless technologies, Celestial Pictures is working closely with wireless providers and games companies, as well as content developers and aggregators in Asia, North America and the United Kingdom to develop relevant content using materials from the Shaw Brothers library, Celestial Movies and other new content sources.

Leveraging on the popular *Huang Mei Dao* operas from the Shaw library, Celestial partnered with EMI last year to re-release eight soundtracks in Hong Kong, Taiwan, Singapore, Malaysia and China. Work is ongoing to produce three new CD compilations of original Shaw classic songs for release in the current year. Celestial is also producing a series of new music remix albums, inspired by Shaw movies, to be released this year.

Building on the growing interest in Shaw movies in China, Celestial co-produced a television programme series of 200 episodes with Guangdong Satellite TV Station to highlight the best of the Shaw titles. Sales of Shaw films to local TV stations were concluded in 2005 for broadcast on CCTV as well as on provincial and city TV stations. Celestial is also developing new China-made TV content for export. The maiden project is ***Empress Feng,*** a period drama series to be co-produced by Celestial, Shanxi TV and DaTong Publicity Department that will commence shooting in June 2006.


情癫大圣
長恨歌
花木蘭

Courtesy of Mandarin Films Distribution Company Limited

Courtesy of Media Asia Distribution Limited

Courtesy of EMP Distribution Limited

Courtesy of EMP Distribution Limited

MALAY

production



BOX OFFICE SUCCESS

Tayangan Unggul and Astro Shaw, the Group's filmed entertainment production and distribution division, celebrated yet another magnificent year marked by critical and commercial success.

Besides ***Gangster*** which premiered in January 2005, the company released two major films – ***KL menJERIT 1*** and ***Baik Punya Cilok***, our first black comedy. All three movies did exceptionally well at the box office, with ***Gangster*** holding the record for gross receipts achieved for a local production. Together with ***Bailk Punya Cilok*** and ***KL menJERIT 1***, respectively the second and fifth highest grossing films for 2005, the three releases garnered nearly 30% of the local box receipts, making us the most successful film producer last year.

KL menJERIT 1 saw Malaysia's top actor Rosyam Nor reprising his role as the kampong boy coping with the harsh realities of urban life in the original multi-award winning ***KL menJERIT***. ***Baik Punya Cilok***, starring versatile actor Afdlin Shauki and supported by Hans Isaac and AC Mizal, also marked the comeback of Malay film and singing superstar Awie.

Gangster won a string of accolades, including four awards for Best Box Office Film, Best Action Stunts & Effects in a Film, Best Sound and Best Editor at the 18th Malaysian Film Festival. Further recognition came from Anugerah Oskar PPFM 2005 as ***Gangster*** swept nine awards including those for Best Director, Best Production Manager, Best Editor, Best Key Grip and Best Antagonist for Rosyam Nor. ***Trauma***, our first suspense thriller released in 2004, won a Best Actress Award for Nasha Aziz at the prestigious TV3 biennial Anugerah Skrin.

Three feature films commenced local production during the past year – our first horror flick ***Puaka Tebing Biru***, directed by Osman Ali, and ***Zombi Kg Pisang*** and ***DIVA***. ***Zombi Kg Pisang and Man Laksa***, both directed by Mamat Khalid, will be released in 2006.

Work is in progress on ***DIVA***, our first musical production. A collaborative effort, the production brings together regional talent and production crew from Malaysia, Indonesia and India and rides on the experience gained through Astro Shaw's involvement with ***Perhaps Love***, the award-winning Chinese musical directed by renowned Hong Kong director Peter Chan.

To further improve production efficiencies, the filmed entertainment unit relocated to the Mines Waterfront Business Park which allows us to house all our production needs, equipment and accessories – from props, stock and wardrobe storage to rooms for rehearsal, printing and film viewing – in one facility.

The current year will see us launching three local films of various genres, including a suspense thriller, a black comedy and our signature genre, action. The company is also looking to produce another regional film with the potential for worldwide distribution.

MULTIMEDIA

interACTIVE TECHNOLOGIES

ENHANCING THE MULTIMEDIA EXPERIENCE

The role of Multimedia Interactive services continues to expand throughout the Group as our customers' demand for compelling content and convenient services extend beyond traditional media platforms to mobile devices, interactive TV and the Internet. Our goal is to leverage our brands, content, and distribution platforms to entertain and engage our audience on whatever medium they choose.

We were thus well placed to offer ***3G*** video streaming services with an extensive portfolio of well-known programs and channels to fuel the evolving technology trend when the service was launched in Malaysia last year.


World of Feng Shui
www.wofs.com
World of Feng Shui
www.wofs.com

As the leading aggregator of premium 3G video content, we now offer six live **Mobile TV channels** and more than twenty local and international programs. These are distributed and supported on a 24x7 daily basis across the two major mobile operators, Maxis and Celcom. Whether it is breaking international and local news, Tiger Woods latest triumph or P. Ramlee's greatest moment, ***astromobile*** 3G customers can now stay entertained and informed with Astro's content, ready made for viewing anywhere, anytime.

In addition, our customers' insatiable demand for GSM services such as information subscription services, ringtones and downloads, ***English Premier League*** goal alerts, m-banking, cinema bookings, stock quotes, gaming and billing services continue to expand, delivering 38 million transactions in FY2006.

	FY2004	FY2005	FY2006
INTERACTIVE TV & MOBILE			
No of Transactions (million)	36.4	65.8	57.8
iTV Services launched (SMS and Red Button)	50	43	135
Revenue (RM million)	8.4	15.3	15.1
Average Revenue per transaction (RM)	0.23	0.23	0.26
INTERACTIVE RADIO & MOBILE			
No of SMS Transactions (million)	—	1.3	1.3
Revenue (RM million)	2.61	4.22	5.51

The Group's internet properties, in particular the websites linked to our eight top-ranking radio stations, continue to be widely popular. Attracting over 14 million page views a month, these sites provide additional revenue streams through media bunding of radio airtime and internet advertising space.

Interactive TV (ITV) has consistently enhanced our programs and channels, enriching our audiences' viewing experience. These include the interactive **Red Button, community chat services** and **games** which are unique to the ***Astro*** platform. Reflecting the frenetic pace, we launched 135 enhanced programming services in FY2006, more than triple the 43 in FY2005. In addition, community TV chat continues to contribute strongly to the ITV business, with 7 million chat messages sent this year.

Among the ITV milestones in FY2006 was the launch of ***Astro TV coupons***. The initiative, a collaboration with Visa and Public Bank, enables discount coupons to be virtually downloaded from the ***Astro*** set-top box to subscribers' credit cards for redemption at participating merchants. In addition, further expansion of Astro's user generated community formats, with the pilot of Tamil chat SMS-to-TV service launched on ***Astro@15*** in August 2005.

Our Broadband TV portal, ***astro.tv,*** debuted to an encouraging response, with its delivery of ***AFXtra*** as a key channel to generate awareness for our portal and drive broadband television subscriptions. Set to complement the ***Akademi Fantasia*** series available through the set-top box, AFXtra showcased uncut and continuous video stream from cameras set up inside the academy with up to 12 hours of academy footages daily. The response to AFXtra exceeded our expectations, with more than 8,000 subscriptions received over a three-month period.

In all, Multimedia Interactive has had a challenging year, delivering 24,000 hours of enhanced interactive programming and close to 60 million transactions. The number of transactions was largely affected by lower SMS count for the AF3 series – after Mawi emerged as a clear front-runner early on in the talent quest – although this shortfall was largely offset by transactions on various new services.

Moving forward, the impending launch of Measat-3 offers great opportunities in terms of interactive programming and interactive advertising. New, innovative interactive formats and applications will be launched to further build on the success of programmes such as Akademi Fantasia and ***Blast Off.*** Mobile content and services will continue to expand, with focus on premium 3G video content, including additional live channels. We expect to further broaden our online properties to cater for the increasing demand from our customers for self-help and web-based information and services.

Press (R)

Courtesy of Asia-Pacific Broadcasting Union


Torino Winter Olympics
1. Speed Skating - (W) 3000m
2. Figure Skating - Pairs Free Skating
3. Alpine Skiing - (W) Downhill
Torino 2006
OK
MENU
MOVE SELECT HOME QUIT

Astro's INTERACTIVE LINE-UP

Live 3G Video Channels
HITZ.TV, CNN, CNBC Asia, BBC World, Bloomberg and Cartoon Network.

On Demand Entertainment
Astro News (four languages), Lillian Too Show, Dari Studio 1, Muzik @ Ria, Wayang Kita, Chef Diva, Anita Sarawak Show, P. Ramlee Greatest Moments, Akademi Fantasia. International content such as Miss World, National Geographic and Jade Starbiz.

On Demand Sports & Events
Major international sports coverage such as Tiger Woods Mania, Golf Majors, Sports News TV, Tennis Grand Slams and Barclays English Premier League.

PUBLICATIONS



COMPLETING OUR MULTI-PLATFORM

Measat Publications continues to complement the Group's activities during the last fiscal year.

Nowhere is this better reflected than in the highly successful launch of ***Aksi AF*** last year. Aksi AF is the official magazine specially produced for the third season of ***Akademi Fantasia***, the hugely popular reality TV talent quest produced by ***Astro***, our pay-TV service. Starting with its first print run in May 2005, weekly sales rapidly soared to 40,000 copies as the magazine covered the progress of AF students in great detail and captured their joy and their pain as they were put through the test week after week.

In a similar vein, ***Astro Guide*** remains an important compendium for the ***Astro*** pay-TV service subscriber. In addition, the tourist edition of the Astro Guide, available for guests of subscribing hotels, provides additional lifestyle, cultural and useful travel information for tourists and business travellers.

We continued to make headway into the sophisticated urban female Malay market with ***InTrend***, the first Bahasa title to sit under the Measat Publications umbrella. Launched in May 2005, the beauty & fashion magazine hopes to deliver more than what its tagline 'Inspirasi Gaya Hidup Anda' suggests. Glamour, for instance, like what its beautiful cover girls, such as Erra Fazira, Ziana Zain and Fasha Sandha, have.

Meanwhile, ***VMag***, our flagship magazine, continues to appeal to the Chinese market, while ***iFEEL***, launched in 2004, managed to secure a foothold for its Chinese-language celebrity-based lifestyle content amidst a highly competitive environment.

TVB Weekly, produced by our Hong Kong associate TVB Publishing Holding underwent a significant layout and content enhancement in September 2005. More than just a TV guide, TVB Weekly now features TVB artistes' news, entertainment news as well as lifestyle and fashion staples. Reaching 180,000 readers weekly, TVB Weekly has a 10% share of magazine readership in the territory.

talent management

RIDING THE TALENT WAVE

It has been another exciting year for Maestro Talent & Management as it continues to identify, develop and promote its multi-faceted talent pool. Building on its experience of the last three years, Maestro now has a diversified pool of full-time and part-time actors, singers, announcers and other performers, including an impressive list of 33 artistes from the ***Akademi Fantasia*** series. Fresh talents from the Group's various televised shows such as ***Astro Talent Quest (ATQ), The Astro Miss Chinese International Pageant*** and ***Blast Off*** as well as other artistes completes Maestro's talent pool.

Maestro is committed to maximising their career potential and marketability by improving the range, versatility and professionalism of its talents. Since its inception in 2003, Maestro talents have appeared in over 600 shows and performances, television programmes, media interviews and appearances in feature films as well numerous product endorsements.

The big success story is, undoubtedly, AF3 champion Mawi. After his ***AF*** success, he went on to win a string of awards, including Favourite Artiste – Malaysia at the MTV Asia Awards. In 10 months, he has sold more than 450,000 albums, breaking all records. Other ***AF*** artistes have moved on to feature films, TV productions and Radio. They include ***AF*** talent Adam in the movie ***Main-main Cinta*** and Marsha, Felix and Zarina in the ***Astro*** television production, ***Gitulah Raya.*** Nana, Burn and Adi have become radio announcers with ***ERA*** and ***Xfresh.*** We have also seen significant success in music recording with impressive debut album releases.

In addition to commercial success, our ***AF*** artistes were also critically recognised, with Mawi, Adam, Farah, Zahid and Bob nominated for various categories at some of the most prestigious award events. In other areas, our ***ATQ 2005*** 1st runner up Foo Chyong In, won the Best Vocal Award at the ***International Chinese New Talent Singing Championship 2005*** in Hong Kong.

Maestro also organised several ***Akademi Fantasia*** concert tours around Malaysia and Brunei. ***AF*** artistes have also been featured in other nationwide roadshows such as ***Gempak Selebriti Astro, Hotlink Tour*** and ***Pesta Pulau Pinang.*** In support of the community, ***AF*** artistes have also given free performances at the ***Malam Gala Misi Suara Hati,*** and lent their voices against drug abuse through ***Anti Dadah*** concerts and road tours.



animation



ABC



content

ANIMATING TIMES

Edutainment continues to be a major theme for our animation unit. The year saw a number of international projects, primarily episodic TV series and direct-to-video programmes, completed under the PASI brand name.

Among the notable episodic productions were ***Benjamin Bear*** for Amberwood Productions (Canada), ***Monster Allergy*** for Rainbow Productions (Italy) based on the popular European comic book, and flash format of the highly popular ***Captain Flamingo***, a co-production deal with Breakthrough Films (Canada), Atomic Cartoons (Canada) and Heroic Films (Canada). Two weeks into its season premier, ***Captain Flamingo*** took the number one spot from ***Sponge Bob Square Pants*** in the 2-11 year old ratings segment. We were also involved in the pilot of ***Betsy's Kindergarten*** for Cornerstone Productions (US).

During the financial year under review, PASI also produced ***Leapfrog's Story Book Factory***, a popular educational direct-to-video feature, for Porchlight Entertainment (US). PASI also had the opportunity to produce ***Milk*** and ***5 a Day***, two 30-second infomercials that encourage children to eat five servings of fruits and vegetables daily, for the state of Arizona, USA.

PASI has commenced the production of 26 more 22-minute television episodes of the popular cartoon ***The New Biker Mice from Mars*** for which PASI co-produced the pilot season of the original series. Other continuing productions in the PASI stable include the ***Captain Flamingo*** television episodes in Flash format and 19 one-minute animation excerpts of ***Monstories*** for broadcast on the Cartoon Network. As co-producers, PASI also owns the rights to distribute ***Captain Flamingo*** and ***The New Biker Mice from Mars*** in Asia.

During the year, PASI also produced animation excerpts for two local Filipino movies, ***Pinoy Blonde*** and ***Nasaan si Francis***, for Unitel Productions (Philippines). Notably, both these movies received critical acclaim in the Philippines. ***Heidi***, the beloved Johanna Spry classic produced for TV Loonland/Telemagination in the previous fiscal year, was also honoured by the renowned Wiesbaden Film Evaluation Board. It has earned the distinction of "valuable". ***Heidi*** premiered on German cinemas in December 2005.

The current year will see new and continuing projects being produced from our modern production facilities to meet the demand for high quality animation.

OUR STAFF

ENRICHING OUR HUMAN CAPITAL

People will continue to be the core of our business – our customers as well as our staff serving our customers, directly and indirectly, wherever they may be. With the continued growth of our businesses in Malaysia and, increasingly, in the region, strategic management and development of our human capital will become even more crucial.

To achieve this, we will continue to recruit far and wide to ensure our talent pool is constantly refreshed with competent and talented individuals. Concurrently, high potential staff will be stretched to take on more senior roles and given career guidance and financial assistance to pursue specialised studies, such as MBA courses at highly regarded post-graduate schools. Work is currently ongoing to define and introduce a fit-for-purpose competency matrix that will define the Core and Leadership competencies needed to meet today's business challenges and growth objectives.

During the financial year, total staff strength grew to 2,495 including 324 employed in our regional operations, up from 2,149 including 179 regional staff, in the previous year. This included a number of key senior appointments in the areas of Subscriber Management, IT, Finance and Operations in order to further strengthen our capabilities in these areas.

Various initiatives have also been launched to propagate a culture of operational excellence across the Group. Enhancing our customer service delivery in the face of continuing challenges was also a key focus. We introduced Balanced Scorecards to provide employees with greater line-of-sight to company targets and goals. Pilot implementations have commenced in four divisions, with further rollouts planned for 2006. The past year also saw the seamless integration of talent from ***Thr.fm*** radio network into the Group's radio operations. Another major exercise was the search and export of talent for the ***Astro*** pay-TV service in Indonesia. In addition to identifying the relevant skill sets and building up the local team, the Group also seconded experienced operational staff from Malaysia.

The Group believes that effective and timely communication is essential to encourage a healthy work environment. A monthly electronic newsletter, ***The Content,*** has been launched to attune staff to the Group's developments at home and in the region and to enable members of the growing ASTRO family in Malaysia, Hong Kong, India, Brunei and the Philippines to be in touch with each other. Following the Employee Opinion Survey last year, a number of measures have been instituted, including ***Employee Forums*** for individuals from different units to converse freely with senior management on wide-ranging topics and issues from business strategies to work environment and benefits.

We believe in developing the many hidden talent within our people. This was proven in last year's maiden ***BIG IDEA*** contest where we unearthed exciting, innovative ideas for new television programmes from our staff. Accountant Shaun Liu's ***Speak English Lah!***, has been made into a series of interstitials currently airing on ***Astro Ria***, ***Wah Lai Toi*** and ***Vaanavil*** in an effort to improve the standard of English in our multi-racial society. Director Raqim Ahmad's winning entry, ***Ku Mohon,*** takes reality documentary programmes into another realm and will be aired on ***Astro Ria*** as an eight-episode series. This year's ***BIG IDEA*** competition promises to be more exciting with larger prizes to elicit greater interest.

As always, the Group remains committed to creating a conducive environment that will encourage our staff to be ***professional, celebrating, progressive*** and ***bold*** in line with our brand values.




The Content
In Safe Hands
The Content
Show Business
The Content

Our staff – the core of our business







OUR COMMUNITY

The Group's community efforts are aimed at discovering and nurturing talented young people by giving them the means and opportunities to further their education. This nurturing of young talent is a critical factor in the development of the creative arts, multimedia and broadcast industry.


The Astro Scholarship Award
Anugerah Biasiswa Astro
DIRECTOR
PENGARAH
ENGINEER
JURUTERA
PRODUCER
PENERBIT
ast

Developing future leaders of the media industry

NURTURING YOUNG TALENT

A key initiative created last year was the ***Astro Scholarship Awards*** – to support deserving students in pursuing undergraduate and graduate degrees in media and broadcasting related studies at prestigious local and foreign institutions such as the Imperial College in the UK, Stanford University in the US and the National Institute of Dramatic Art in Australia. The endowment, worth RM2 million annually, is available to all Malaysian ***Astro*** subscribers and their immediate family members. The scholarship is expected to benefit 15 students in the first year, of which two will receive the ***Datin Seri Endon Mahmood Scholarship Award*** – in honour of the Prime Minister's late wife – to pursue courses in the creative and performing arts. Successful scholars will also be given an opportunity to launch their careers with ASTRO.

Another new initiative was the ***Indian Music Training*** programme – to deepen skills and knowledge of local musicians so they can pass on their experience to the next generation of Indian music lovers. The 10-day train-the-trainers session included vocal lessons and Indian instruments training by professional musicians from India led by the celebrated South Indian musical film virtuoso, Bharadwaj. Twenty participants were selected after a rigorous selection process comprising Malaysians from all races.



Batik Fun Walk – a fashionable start for an early morning walk

Education being our core theme, we also participated in ***The New Straits Times School Sponsorship*** programme. In addition to sponsoring the English daily to 20 schools in East Malaysia, we also produced a TV commercial to encourage students to learn the English language.

We continue our longstanding support for the theatre, dance and other performing art groups such as the Five Arts Centre, Dramalab, Kuala Lumpur Performing Arts Centre, Sutra Dance Theatre and the Dewan Filharmonik PETRONAS. In particular, we are also the broadcast partner for the ***Boh Cameronian Arts Awards***. The Group has also announced an annual grant for the next three years to fund local telemovies, short films, commercials as well as animation and documentary films in Malaysia.

Launch of Datin Seri Endon Mahmood Scholarship Award – inspiring talent for the creative & performing arts


astro
Scholarship Awards
Datin Seri Endon Mahmood Award

Blood Donation Drive – generosity of spirit for a noble cause



Famili Penyayang Gala Night – showcasing exemplary family values



The Group continues its collaboration with Malaysia's leading charity foundation, ***Yayasan Budi Penyayang,*** by promoting its universal family values and supporting its arts and cultural activities. This includes ***Misi Suara Hati,*** the reality series which follows the fund-raising efforts of local undergraduates, garnered RM170,000 for families facing challenging lives. Another Penyayang event was Malaysian Batik Week, where we sponsored several events, including the ***Piala Seri Endon Award Gala Night,*** to recognise young talent in the batik industry.

We have also been able to leverage on our creative productions such as the highly-popular ***Akademi Fantasia,*** by donating RM100,000, being part of the proceeds received from SMS voting, to various charitable organisations. Beneficiaries include Yayasan Tun Hussein in Johor, Rumah Bela Didik Anak Yatim in Kedah, Sarawak Autistic Society, Sarawak Thalassaemia Society and KEMAS Welfare Fund in Perak. ***Astro-Utusan Community Project,*** a cooperative effort with Utusan, the leading Malay publication group, has also been launched last year to raise funds for the poor and underprivileged.

The Group's radio arm organised the ***Thr Blood Donation Drive*** for the National Blood Bank. Held over two days during the Thaipusam festivities, the campaign collected 2,500 pints of blood over 33 hours. In addition, the Group also participates in a twice yearly blood donation drive in aid of University of Malaya Medical Centre.

Our radio stations also make community-based announcements on-air every hour including ***Say No to Drugs, Don't Drink and Drive*** and ***Exercise for a Healthier Life*** messages. Introduced in 2002, the Group's radio arm made over 1,700 hours of these announcements – another initiative of our corporate social responsibility activities.

In Hong Kong, Celestial was involved in numerous charitable efforts, including donating original signed movie posters and movies from their film library for noteworthy fund-raising events. Among the key events were the ***Pok Oi 86th Anniversary Charity Ball*** to rebuild the Pok Oi Hospital and the screening of a classic Shaw Brothers movie in aid of the Hong Kong chapter of ***Women in Film and Television.***

We will continue to nurture young talent with more community-based initiatives in the coming year, by cultivating them through our highly popular television and radio programmes – which in the past have produced many bona fide stars.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance sets out the framework and process by which institutions, through their Board of Directors and Senior Management, regulate their business activities. It balances safe and sound business operations with compliance of the relevant laws and regulations.

Your Board is fully committed to maintaining high standards of corporate governance throughout the Group. To this end, the Board has adopted a set of Corporate Governance Guidelines to govern its conduct within the spirit of the Malaysian Code on Corporate Governance (Code) and the Listing Requirements of Bursa Malaysia Securities Berhad. The Board is of the opinion that it has, in all material respects, complied with the principles and best practices outlined in the Code for the financial year ended 31 January 2006. In addition, the Board has continued to adhere to the principles recommended in the UK Combined Code of the Principles of Good Governance and Code of Best Practice to the extent described in this report.

1. THE BOARD

The Board is responsible, amongst others, for charting and communicating strategic direction and corporate values of the Group, and supervising its affairs to ensure its success within a framework of acceptable risks and effective control and in compliance with the relevant laws, regulations, guidelines and directives in the territories in which it operates. It reviews management performance and ensures that the necessary financial and human resources are available to meet the Group's objectives. The Board is also responsible for succession planning, including appointing and fixing the remuneration of and, where appropriate, replacing senior management.

1.1 Composition and Balance

The Board comprises five Non-Executive Directors, including the Chairman, and one Executive Director. At his request, Kuok Khoon Ho resigned as a Director, member of the Audit Committee, member of the Nomination and Corporate Governance Committee and Chairman of the Remuneration Committee on 20 July 2005. Chin Kwai Yoong was appointed as a Director and member of the Audit Committee on 17 March 2006 and subsequently as a member of the Nomination and Corporate Governance Committee on 5 May 2006. Three of the five Non-Executive Directors are independent which is higher than the minimum prescribed in the Code and the Listing Requirements. Since the Company's listing in 2003, the roles of the Non-Executive Chairman and the Group Chief Executive Officer have been separate, with a clear division of their responsibilities.

The independent Directors play a pivotal role in corporate accountability, which is reflected in their membership and attendance of the various Board Committees as detailed below. The independent Directors provide unbiased views and impartiality to the Board's deliberation and decision making process. In addition, the Non-Executive Directors ensure that matters and issues brought up to the Board are fully discussed and examined, taking into account the interest of all stakeholders in the Company. The profiles of the members of the Board, as set out on pages 12 and 13 of this Annual Report, demonstrates the complement of skills and experiences that the Directors are able to bring to bear on issues of strategy, performance, control, resource allocation and integrity.

1.2 Appointments and Training

The Board has established a Nomination and Corporate Governance Committee with the responsibility of proposing new nominees for the Board.

In accordance with the Company's Articles of Association, one-third of the Directors are subject to re-election by rotation at every Annual General Meeting (AGM) after the first AGM. Re-appointments are not automatic and all Directors must retire and submit themselves for re-election by shareholders at least once in every three years.

As at 31 January 2006, all Directors have completed the Mandatory Accreditation Programme and accumulated the required Continuing Education Programme points, where applicable.

In addition, the Directors continuously receive briefings and updates on the Group's businesses and operations, risk management activities and technology initiatives. The Directors are also encouraged to attend external seminars and they are kept informed of available training programmes on a regular basis. An appropriate budget is in place for Directors' training. Among the seminars attended by certain Directors during the financial year were:

- International Financial Reporting Standards and related matters
- Audit Committee Issues

1.3 Supply of Information and Board Meetings

The Board has full and unrestricted access to information from Senior Management as well as legal counsel and services of the Company Secretary to enable them to discharge their duties effectively. The Board may also seek external independent professional advice at the Group's expense. Comprehensive board papers, including reports on operational and financial performance as well as on corporate and business development, are circulated to Directors in advance to ensure that they are fully appraised on key issues affecting the Group. Directors also attend management briefings and regularly receive additional information between Board meetings, including monthly financial performance reports.

The Board meets at least every quarter and on other occasions, as and when necessary, to inter-alia approve quarterly results, the annual report, business plans and budgets as well as to review the performance of the Company, operating subsidiaries and other business development activities. Senior Management and external advisors may be invited to attend the Board and Board Committees meetings to advise on relevant agenda items to enable the Board and Board Committees to arrive at a considered decision.

The attendance record of individual Directors at Board and Board Committee meetings for the financial year ended 31 January 2006 is detailed below:

Name	Board	Audit Committee	Nomination and Corporate Governance Committee	Remuneration Committee
Number of meetings during the financial year	**5**	**5**	**1**	**1**
Dato' Haji Badri Haji Masri	5/5	n/a	n/a	n/a
Ralph Marshall	5/5	n/a	n/a	n/a
Bernard Anthony Cragg	5/5	5/5	1/1	n/a
Dato' Mohamed Khadar Merican	5/5	5/5	1/1	1/1
Tan Poh Ching*	5/5	1/1	n/a	1/1
Kuok Khoon Ho**	3/3	2/3	0/1	1/1
Chin Kwai Yoong*** .	n/a	n/a	n/a	n/a

* *appointed as a member of the Audit Committee on 18 November 2005 and resigned on 17 March 2006*

** *resigned as a Director, member of the Audit Committee, member of the Nomination and Corporate Governance Committee and Chairman of the Remuneration Committee on 20 July 2005*

*** *appointed as a Director and member of the Audit Committee on 17 March 2006 as well as member of the Nomination and Corporate Governance Committee on 5 May 2006*

1.4 Board Committees

To ensure the effective discharge of its fiduciary duties, the Board has delegated specific responsibilities to the following four Board Committees. Board Committees members are thus able to deliberate in greater detail and examine the issues within their terms of reference as set out by the Board in compliance with the Code.

Audit Committee

Composition of the Audit Committee, its terms of reference and a summary of its activities are set out on pages 56 and 57 of this Annual Report.

Nomination and Corporate Governance Committee

This Committee is primarily responsible for recommending appointments to the Board and Board Committees and also evaluates the effectiveness of the Board and the contribution of each Director. It reviews the size, balance and composition of the Board, taking into consideration the required mix of skills and experience and the inclusion of independent Directors. The Committee also monitors the Company's compliance with the applicable Codes and other requirements of corporate governance.

The members of the Nomination and Corporate Governance Committee are Dato' Mohamed Khadar Merican (Chairman), Bernard Anthony Cragg and Chin Kwai Yoong, all of whom are independent Non-Executive Directors.

Remuneration Committee

This Committee is primarily concerned with Directors' remuneration and is also responsible for recommending the process for evaluating the performance of Executive and Non-Executive Directors on a yearly basis as well as the incentive-compensation plans or equity-linked remuneration for Directors and Executive officers.

The Remuneration Committee was chaired by Kuok Khoon Ho prior to his resignation in July 2005 and currently comprises independent Non-Executive Director, Dato' Mohamed Khadar Merican and Non-Executive Director, Tan Poh Ching. Dato' Mohamed Khadar Merican was appointed as Chairman of the Remuneration Committee on 21 March 2006.

Option Committee

This Committee is primarily responsible for administering the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme in accordance with the approved bye-laws and regulations, including selection of eligible employees, option offers and share allocations. It also reviews the guidelines and bye-laws relating to the schemes and advises the Board accordingly.

Members of the Option Committee are Dato' Mohamed Khadar Merican (Chairman), Tan Poh Ching and Executive Director, Ralph Marshall.

1.5 Directors' Remuneration

The Board believes that remuneration should be sufficient to attract, retain and motivate Directors of the necessary calibre, expertise and experience to ensure success for the Company. In line with this philosophy, remuneration for the Executive Director is aligned to individual and corporate performance. For Non-Executive Directors, the fees commensurate with the level of experience and responsibilities shouldered by the respective Directors.

The Remuneration Committee recommends the policy framework and is responsible for assessing the compensation package for the Executive Director. The remuneration of the Executive Director consists of salary, bonus, benefits-in-kind, pension and share options.

Remuneration for Non-Executive Directors is determined by the Board as a whole. Individual directors do not participate in determining their own remuneration package. The Board, subject to a maximum sum as authorised by the Company's shareholders, determines fees payable to Non-Executive Directors. Non-Executive Directors are also entitled to meeting allowances and reimbursement of expenses incurred in the course of their duties as Directors.

Details of the Directors' remuneration for the financial year ended 31 January 2006 are as follows:

Aggregate Remuneration

Remuneration	Executive (RM)	Non-Executive (RM)
Fees	—	782,678
Directors' salary, other remuneration and emoluments	2,342,172	272,844
Benefits-in-kind (based on an estimated monetary value)	7,694	7,500

Analysis of Remuneration

Range of Remuneration	No. of Directors	
	Executive	Non-Executive
<RM50,000 – RM100,000	—	1
RM100,001 – RM150,000	—	2
RM300,001 – RM350,000	—	1
RM400,001 – RM450,000	—	1
RM2,300,001 – RM2,350,000	1	—

2. SHAREHOLDERS AND INVESTORS

2.1 Communication with Shareholders and Investor Relations

The Board is committed to providing investors accurate, useful and timely information about the Company, its business and its activities. The Company regularly communicates with the investment community in conformity with disclosure requirements. The Board believes that clear and consistent communication with investors encourages a better appreciation of the Company's business and activities, reduces share price volatility, and allows the Company's business and prospects to be evaluated properly.

Teleconference sessions with analysts and fund managers are held every quarter after the announcement of the Group's financial results. Pertinent information on the Group is also available on the Company's website at www.astroplc.com and in the annual report. Senior management keeps a dialogue with overseas institutional investors through non-deal road shows and participation in key investor conferences in Asia, Europe and the United States. The Company maintains strict confidentiality and employs best efforts to ensure that no disclosure of material information is made on a selective basis to any individuals unless such information has previously been fully disclosed and announced to the relevant regulatory authorities.

The Board views the AGM as the primary forum to communicate with shareholders. The Company will convene its third AGM on 18 July 2006 during which shareholders will have the opportunity to direct their questions to the Board. The Board encourages other channels of communication with the shareholders. For this purpose, the Board has identified Dato' Mohamed Khadar Merican as the Senior Independent Director to whom queries or concerns regarding the Group may be conveyed. Dato' Mohamed Khadar Merican can be contacted via the following channels:

Post	:	ASTRO ALL ASIA NETWORKS plc All Asia Broadcast Centre Technology Park Malaysia Lebuhraya Puchong Sungai Besi 57000 Kuala Lumpur
Fax	:	(603) 9543-6877
E-mail	:	info@astroplc.com

Investors may also direct their queries to:

Amy Balan, Head of Investor Relations

Tel	:	(603) 9543-6688
Fax	:	(603) 9543-6877
E-mail	:	ir@astroplc.com

3. ACCOUNTABILITY AND AUDIT

3.1 Financial Reporting

The Board is responsible for presenting a clear, balanced and comprehensive assessment of the Group's financial position, performance and prospects each time it releases its quarterly and annual financial statements to its shareholders. The Board is responsible for ensuring that the financial statements give a true and fair view of the financial state of affairs of the Group.

The financial statements of the Group and Company are required to be prepared in compliance with International Financial Reporting Standards. The Statement of Directors' Responsibilities is set out on page 65 of this Annual Report.

3.2 Internal Control

The Statement on Internal Control provides an overview of the state of internal controls within the Group and is set out on pages 58 and 59 of this Annual Report.

3.3 Relationship with the Auditors

The role of the Audit Committee in relation to both the internal and external auditors is described in the Audit Committee Report set out on pages 56 and 57 of this Annual Report.

AUDIT COMMITTEE REPORT

The Audit Committee is set up to assist the Board in fulfilling its responsibilities with respect to its oversight responsibilities. The Committee reviews and monitors the integrity of the Group's financial reporting process, in addition to reviewing the Group's risk management process and system of internal controls. It also reviews the Group's audit process, compliance with legal and regulatory requirements, code of business conduct and any other matters that is specifically delegated by the Board.

1. TERMS OF REFERENCE

The Committee is duly authorised by the Board to:

- review the Group's significant accounting policies
- investigate any activities within its charter
- seek any information that it requires from any employee of the Group and to be provided with full and unrestricted access to such information
- maintain direct communication channels with the external and internal auditors
- obtain external legal or independent professional advice if necessary
- have access to the Group's resources, at the Group's expense
- convene meetings with the internal and external auditors without the executive members of the Committee, if necessary
- recommend steps or proposed courses of action, where required, to the Board on matters arising from the discharge of the Committee's duties and responsibilities

As guided by the terms of reference, the Committee comprises a minimum of three Board members, with all members fulfilling the qualifying criteria according to the Listing Requirements of Bursa Malaysia. Members of the Committee are appointed by the Board on recommendation of the Nomination and Corporate Governance Committee. Each member of the Committee may serve for a period of up to three years, extendable by no more than two additional three-year periods, so long as the members continue to be independent.

The Committee is chaired by independent Non-Executive Director, Bernard Anthony Cragg and current members comprise Dato' Mohamed Khadar Merican, independent Non-Executive Director and Chin Kwai Yoong, independent Non-Executive Director, who joined the Committee on 17 March 2006. Kuok Khoon Ho, who joined the Committee on 28 August 2003 and Tan Poh Ching, who joined the Committee on 18 November 2005 ceased to be a member on 20 July 2005 and 17 March 2006 respectively. As at the reporting date, the qualifying criteria for composition of members was met.

2. SUMMARY OF ACTIVITIES

During the financial year ended 31 January 2006, the Committee reviewed all statutory financial statements, quarterly results and highlighted significant issues to ensure compliance requirements were met. The Committee also reviewed the external auditors' report on the statutory annual financial statements and the quarterly financial statements review of the Group. In addition, the Committee also assessed the external auditors' independence, objectivity and effectiveness, including the provision of non-audit services before recommending their re-appointment and remuneration.

The Committee verified the allocation of options as set out in the bye-laws of the 2003 Employee Share Option Scheme for the financial year under review. In addition, the Committee reviewed the adequacy of its charter and conducted an on-going self-assessment of its effectiveness in meeting its responsibilities on a quarterly basis.

The Committee met five times during the financial year. Details of members and their attendance at meetings are as laid out on page 53. The Group's external auditors, senior members of the Corporate Assurance Division (internal audit) and certain designated members of senior management also attended the meetings on the invitation of the Committee. The Company Secretary acts as the Secretary of the Committee. The Committee also met separately with the external auditors and Corporate Assurance on two separate sessions during the financial year without the presence of management.

The Chairman of the Committee reports regularly to the Board on its activities under its responsibility as spelt out in the terms of reference. More specifically they are as follows:-

Financial Reporting and Compliance

- Review the annual, interim and any other related financial statements and announcements of the Group for quality of disclosure, and compliance with accounting standards and legal requirements.
- Review other matters relating to the accounting, auditing, financial reporting practices and procedures of the Group.

Related Party Transactions

- Review any related party transactions entered into by the Group to ensure that the transactions have been conducted on the Group's normal commercial terms and that the internal control procedures relating to such transactions are sufficient.

Risk Management and Internal Control

- Review the adequacy of the Group's internal operational processes to identify key organisational risks and the systems in place to monitor and manage these risks.
- Review the adequacy of the Group's policies and procedures relating to internal control, financial, auditing and accounting matters such that it complies with business practices.

Internal Audit

- Review the adequacy of the Corporate Assurance Charter and effectiveness of Corporate Assurance.
- Review the plan, scope of the internal audit function including the authority, impartiality, proficiency and adequacy of resources to carry out its function.
- Review the results of its reports, findings and recommendations and action taken on the recommendations.
- Review effectiveness and performance of audit staff and approve appointment or termination of senior staff.

External Audit

- Nominate the firm to be retained as external auditors including reviewing the terms of engagement and remuneration.
- Review the external auditors' provision of non-audit services, audit plan, scope of annual audit or other examinations including:
  - the annual audit report and accompanying reports to management.
  - reports of their other examinations.
  - assistance given by the Group's employees to the external auditors.

3. CORPORATE ASSURANCE

The Group has an internal audit function known as Corporate Assurance to assist the Committee in evaluating and improving the effectiveness of risk management, control and governance processes through a systematic and disciplined approach. The Head of Corporate Assurance independently reports to the Chairman of the Committee.

Corporate Assurance achieves these aims by performing a variety of reviews such as financial, operational and information systems audits. Other reviews are also performed to ensure that the Group's resources are utilised effectively and efficiently. Additionally, Corporate Assurance ensures that the Group's activities comply with the relevant laws and regulations, and that its interests in business transactions are protected and assets safeguarded.

Corporate Assurance adopts a risk-based methodology in planning and conducting audits by focusing on key risks auditable areas. This approach is consistent with the Group's established framework for designing, implementing and monitoring of its control systems. Corporate Assurance also undertakes special reviews such as governance enhancement, systems implementation controls as well as approval procedures for related party transactions.

STATEMENT ON INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal controls and risk management and for reviewing its adequacy and integrity. These systems are designed to manage, rather than eliminate the risk of failure in achieving the Group's business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Board recognises that risk management is an integral part of the Group's business operations and is in the process of implementing a system for identifying, evaluating, monitoring and managing the significant risks of failure in accordance with the guidance laid out in the Malaysian Code on Corporate Governance.

The Board however, does not regularly review the internal control systems of its associated companies as it does not have direct control over their operations. The Company's interests are safeguarded through representations on the boards of the associated companies and receipt of management accounts. These representations also provide the Board with information to assess the performance of the Group's investments.

This Statement is authorised by the Board and has been reviewed by the external auditors in compliance with Bursa Securities Listing Requirements. The external auditors' review was performed in accordance with Recommended Practice Guide 5 ("RPG 5") issued by the Malaysian Institute of Accountants. Based on their review, the external auditors have reported to the Board that nothing has come to their attention that causes them to believe that this Statement is inconsistent with their understanding of the process the Board has adopted in the review of the adequacy and integrity of the internal control of the Group. RPG 5 does not require the external auditors to and they did not consider whether this Statement covers all risks and controls, or to form an opinion on the effectiveness of the Group's risk and control procedures.

1. RISK MANAGEMENT

The Business Continuity Planning Programme is an on-going process that aims to eliminate or minimise to the extent possible, major operational risks and provides assurance of business sustainability, in particular, the Group's ability to effectively resume critical business operations in the event of a disaster.

Following a crisis simulation and testing of the Malaysian operations in 2004, the business continuity plans were updated in 2005 to include improvements, including that of the Hong Kong and Philippines operations. Plans are underway to expand the Programme to other key overseas businesses. Progress is communicated to the Board via the Audit Committee.

The back-up facility in Cyberjaya, located approximately 20 km from the Group's primary operations at the All Asia Broadcast Centre, has become operational. For the initial period, Cyberjaya will provide the alternate transmission platform for the broadcasting related systems of the Group's Pay-TV business in Malaysia and will, in the near future, be extended to other business support systems. In addition to the back-up facility in Cyberjaya, a back-up site for the radio business in Malaysia has also been established to facilitate recovery in the event of failure at All Asia Broadcast Centre. The back-up site, located in Menara Maxis is equipped with the necessary infrastructure and equipment for live announcements, music playout and insertion of advertisements.

The Group's risk management initiatives undergo periodic review to ensure the integrity of controls. During the year, the Company has been developing a risk assessment tool to provide a structured approach to identify, evaluate and mitigate the risk exposures of performing various activities. Corporate Assurance is the internal audit function which tests and reviews the control environment. As part of its planning process together with management, it identifies significant organisational risks, assesses risks and evaluates controls to determine their effectiveness and efficiency and recommends improvement.

The Board through the respective Board Committees and the Group Chief Executive Officer, has oversight over the above processes in the identification of the risks and control measures. Efforts are on-going to formalise the existing risk management initiatives towards an Enterprise Risk Management Framework. This will provide the Group with an integrated and structured process for identifying, evaluating, prioritising and measuring risks as well as defining risk responsibilities and escalation process.

2. CONTROL ENVIRONMENT

The Board is committed to maintaining a sound internal control structure to govern the manner in which the Group and its employees conduct themselves, key elements of which are listed below:

- Clear roles and responsibilities of the Board and management. These are defined in the organisation structure and ensure that management acts in the best interests of shareholders.
- Limits of Authority. These specify the levels of authority delegated to authorised management for capital commitment and operational expenditure on behalf of the Group. The Company has undertaken a review of the Limits of Authority, including the lines of authorities to the Board and management, and is proceeding to implement the measures identified.
- Written policies and procedures for key business processes. The Group Finance Manual which spells out the Group's accounting systems and financial processes is now in place and is available on the intranet for access by all staff. Process is on-going to establish and implement group-wide standards across the Group's overseas operations.
- Annual budget for each business which must be approved by the Board. As part of the comprehensive budget process, the Board has set key performance indicators for each business. Performance is monitored regularly and a reporting system highlights significant variances against budgets for investigation and follow-up by management of the respective businesses. Monthly reports are provided to the Board with key statistics publicly disclosed to shareholders every quarter.
- Code of Business Ethics. A formal code emphasising the Group's corporate values, ethical behaviour and the manner in which employees, vendor and suppliers should conduct themselves has been issued to all staff.
- The Corporate Assurance function. Reporting to the Audit Committee, Corporate Assurance provides objective and independent assurance on the effectiveness of the control environment and risk management systems.

Following implementation of the Customer Relationship Management System, the Company experienced various technical and operating issues. These have impacted our operational and financial performance as highlighted in the Report of the Group Chief Executive Officer on pages 18 to 27 of this report. The Company is vigorously addressing these issues. In addition, we are formalising an enterprise-wide revenue assurance framework to minimise any revenue opportunity loss.

3. CONCLUSION

Apart from the Customer Relationship Management System related problems, there were no significant internal control deficiencies or weaknesses that resulted in material losses or contingencies to the Group for the financial year under review.

DIRECTORS' REPORT AND AUDITED STATUTORY FINANCIAL STATEMENTS

CONTENTS

DIRECTORS' REPORT

The Directors present their report to the members together with the audited financial statements of the Company for the financial year ended 31 January 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Company are that of an investment holding company and the provision of management services. The principal activities of its subsidiaries are disclosed in Note 34 to the financial statements. There was no significant change in the nature of these activities during the financial year.

REVIEW OF RESULTS

	Group	
	2006	**2005 Restated**
	RM'000	**RM'000**
Profit attributable to equity holders	228,751	145,396
(Loss)/profit attributable to minority *interest*	(7,256)	3
Net Profit	221,495	145,399

A review of the results of the Group for the financial year and its position as at 31 January 2006 and an indication of future developments are included in the Letter from the Chairman and the Operating and Financial Review sections of the Annual Report. Details of the Group's financial risk management measures are disclosed in the Financial Risk Management section.

DIVIDENDS

During the financial year the following dividends were paid:

	RM'000
First and final tax exempt dividend of 2.5 sen per share in respect of financial year ended 31 January 2005, paid on 26 August 2005	48,084
Interim tax exempt dividend of 1.5 sen per share in respect of financial year ended 31 January 2006, paid on 31 October 2005	28,858
	76,942

The Directors recommend a final tax-exempt dividend payment of 3.5 sen per share amounting to RM67,457,000 for the financial year ended 31 January 2006 subject to the approval of shareholders at the forthcoming Annual General Meeting. Upon approval from shareholders, the tax-exempt dividends will be paid on 25 August 2006.

RESERVES AND PROVISIONS

All material transfers to or from reserves or provisions are presented in the financial statements.

SHARE CAPITAL

Details of movements in share capital are disclosed in Note 23 to the financial statements.

DIRECTORS

The Directors who have held office during the financial year and period since the date of the last report are:

Dato' Haji Badri bin Haji Masri	Chairman and Non-Executive Director
Augustus Ralph Marshall	Group Chief Executive Officer
Tan Poh Ching	Non-Executive Director
Bernard Anthony Cragg	Independent Director
Dato' Mohamed Khadar bin Merican	Independent Director
Chin Kwai Yoong (appointed on 17 March 2006)	Independent Director
Kuok Khoon Ho (resigned on 20 July 2005)	Independent Director

In accordance with Articles 83 and 84 of the Company's Articles of Association, Augustus Ralph Marshall and Dato' Mohamed Khadar bin Merican will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment.

In accordance with Article 78 of the Company's Articles of Association, Chin Kwai Yoong will retire at the forthcoming Annual General Meeting and, being eligible, offers himself for re-appointment.

DIRECTORS' INTERESTS IN SHARES

Called up share capital

The details of holdings in the shares of the Company by the Directors in office as at 31 January 2006 were as follows:

	Number of ordinary shares of 10p each			
	As at 1.2.2005	Acquired	Disposed	As at 31.1.2006
Direct interest				
Augustus Ralph Marshall	1,000,000	—	—	1,000,000 (1)
Tan Poh Ching	500,000	—	—	500,000 (1)
Dato' Mohamed Khadar bin Merican	250,000	—	—	250,000
Indirect interest				
Dato' Haji Badri bin Haji Masri	177,946,535	—	—	177,946,535 (2)(3)

(1) Held through a nominee.

(2) Deemed to have an interest over 500,000 ordinary shares of £0.10 each in the Company ("Shares") held by Ratna Pelangi Sdn. Bhd. ("RPSB") by virtue of his 99% direct equity interest in RPSB.

(3) Deemed to have an interest over 177,446,535 Shares in which Harapan Terus Sdn. Bhd. ("HTSB") has an interest by virtue of his 25% direct equity interest in HTSB. HTSB is deemed to have an interest in all the Shares in which Berkat Nusantara Sdn. Bhd., Nusantara Cempaka Sdn. Bhd., Nusantara Delima Sdn. Bhd., Mujur Nusantara Sdn. Bhd., Gerak Nusantara Sdn. Bhd. and Sanjung Nusantara Sdn. Bhd. (Collectively "HTSB Subsidiaries") have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of each of HTSB Subsidiaries. HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares since such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

DIRECTORS' INTERESTS IN SHARES (CONT'D.)

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS")

Details of options over ordinary shares of the Company held by a Director of the Company are set out below:

	Number of options over ordinary shares of 10p each		
	As at 1.2.2005	Granted	As at 31.1.2006
ESOS			
Augustus Ralph Marshall	1,498,800	752,000	2,250,800
MSIS			
Augustus Ralph Marshall	1,500,000	—	1,500,000

The principal features of ESOS and MSIS are summarised in Note 23 to the financial statements.

Other than as disclosed above, according to the register of Directors' shareholdings, the Directors in office at the end of *the financial year* did not hold any interest in shares and options over ordinary shares in the Company or shares and options over ordinary shares of its related corporations during the financial year.

POLICY AND PRACTICE ON PAYMENT OF CREDITORS

As an investment holding company and management services provider, the Company does not have any trading relationships with suppliers. However, its operating subsidiaries pay their suppliers in accordance with the relevant contractual and legal obligations, provided the terms and conditions are met by the suppliers.

The credit terms are disclosed in Note 22 to the financial statements.

SIGNIFICANT POST BALANCE SHEET EVENTS

Details of significant post balance sheet events are disclosed in Note 33 to the financial statements.

RECENT UNITED KINGDOM ACCOUNTING PRONOUNCEMENT

The financial statements of the Group and Company have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and with those parts of the United Kingdom Companies Act 1985 applicable to Companies reporting under IFRS.

In addition to complying with IFRSs as adopted by the European Union, the consolidated financial statements also comply with the IFRSs as issued by the International Accounting Standards Board.

RECENT UNITED KINGDOM ACCOUNTING PRONOUNCEMENT (CONT'D.)

The Group and Company prepared IFRS financial statements in preparation for its listing in 2003. Since its listing on the Bursa Malaysia Securities Berhad, the Group has prepared IFRS financial information for quarterly reporting in accordance with IAS 34 to the Bursa Malaysia Securities Berhad. The Group and Company have also prepared non-statutory and unaudited financial statements presented, in compliance with IFRS, for the years ended 31 January 2004 and 2005, and these have been included on the company's website. As a result, the group is not considered to be a 'first time adopter' of IFRS and has therefore not applied IFRS 1 'First-time Adoption of International Financial Reporting Standards'.

AUDITORS

The Auditors, PricewaterhouseCoopers LLP have expressed their willingness to continue in office. A resolution for their re-appointment as Auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors on 8 May 2006 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

Kuala Lumpur

STATEMENT OF DIRECTORS' RESPONSIBILITIES

for preparing the Financial Statements

The following statement, which should be read in conjunction with the Independent Auditors' Report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the company and the group and of the profit or loss of the Company and Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the financial statements comply with IFRSs as adopted by the European Union; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT

to the members of ASTRO ALL ASIA NETWORKS plc

We have audited the group and parent company financial statements (the "Financial Statements") of Astro All Asia Networks plc for the year ended 31 January 2006 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statements of Changes in Shareholders' Equity, and the related notes. These Financial Statements have been prepared under the accounting policies set out therein.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable law and International Financial Reporting Standards ("IFRSs") as adopted by European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Financial Statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act, 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. The other information comprises only the items listed in the contents section of the Annual Report, excluding the Audited Statutory Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with the International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

OPINION

In our opinion:

- the group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 January 2006 and of its profit and cash flows for the year then ended;
- the parent company Financial Statements give a true and fair view, in accordance with IFRSs as adopted by European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 January 2006 and cash flows for the year then ended; and
- the Financial Statements have been properly prepared in accordance with the Companies Act, 1985.

SEPARATE OPINION IN RELATION TO IFRS

As explained in Note A of the Summary of Significant Accounting Policies, the group in addition to complying with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Auditing Standards Board.

In our opinion the group financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 January 2006 and of its profit and cash flows for the year then ended.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors
London

25 May 2006

CONSOLIDATED INCOME STATEMENT

for the financial year ended 31 January 2006

	Note	2006 RM'000	2005 Restated RM'000
CONTINUING OPERATIONS			
Revenue	2	2,012,532	1,716,344
Cost of sales		(1,260,941)	(1,073,562)
Gross profit		751,591	642,782
Other operating income	3	7,670	15,548
Marketing and distribution costs		(172,639)	(152,265)
Administrative expenses		(312,356)	(216,789)
Profit from operations	4	274,266	289,276
Finance costs	7	(49,926)	(119,109)
Finance income	7	30,848	36,654
Share of post tax results from associates		3,870	(3,543)
Profit before taxation		259,058	203,278
Taxation	8	(37,563)	(57,879)
Profit for the year		221,495	145,399
(Loss)/profit attributable to minority interest	27	(7,256)	3
Profit attributable to equity shareholders		228,751	145,396
		221,495	145,399
Earnings per share (in sen)	10		
– Basic		11.88	7.58
– Diluted		11.80	7.55

Subscriber Acquisition Costs ("SAC") analysed as follows:

Set-top box costs – included in Cost of sales	310,699	274,214
Set-top box revenue – included in Revenue	(20,335)	(37,952)
Set-top box subsidies	290,364	236,262
Marketing and distribution costs	93,996	100,654
SAC	384,360	336,916
Gross profit as per above	751,591	642,782
Set-top box subsidies	290,364	236,262
Gross profit before set-top box subsidies	1,041,955	879,044

The comparatives were restated as a result of the adoption of IFRS 2 Share-based Payment – see Note 26 of the financial statements. For information on dividends proposed and paid in the financial year, see Note 9 of the financial statements.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

as at 31 January 2006

	Note	2006 RM'000	2005 Restated RM'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	11	288,374	282,722
Associates	13	166,059	19,821
Deferred tax assets	14	513,396	548,326
Other financial assets (other investments)	15	23,816	—
Intangible assets	16	460,134	370,087
Total non-current assets		1,451,779	1,220,956
CURRENT ASSETS			
Inventories	17	45,787	38,968
Receivables and prepayments	18	481,716	413,756
Other financial assets			
- Derivative financial instruments	19	15,154	338
Tax recoverable		8,501	9,441
Cash and cash equivalents	20	848,111	966,532
Total current assets		1,399,269	1,429,035
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	22	741,850	532,783
Other financial liabilities			
- Derivative financial instruments	19	—	1,968
- Borrowings (interest bearing)	21	34,449	30,753
Current tax liabilities		1,305	788
Total current liabilities		777,604	566,292
Net current assets		621,665	862,743
NON-CURRENT LIABILITIES			
Payables	22	248,299	153,365
Deferred tax liabilities	14	12,134	15,963
Other financial liabilities			
- Borrowings (interest bearing)	21	26,484	354,940
Total non-current liabilities		286,917	524,268
Net assets		1,786,527	1,559,431

SHAREHOLDERS' EQUITY

Capital and reserves attributable to equity holders of the Company:

	Note	2006 RM'000	2005 Restated RM'000
Share capital	23	1,195,432	1,192,173
Share premium	24	11,024	2,118,942
Merger reserve	25	518,446	518,446
Exchange reserve		(6,037)	(1,062)
Hedging reserve		15,422	(1,630)
Other reserve		40,584	12,324
Accumulated losses		(2,801)	(2,279,793)
Total shareholders' equity		1,772,070	1,559,400
Minority interests in equity	27	14,457	31
Total equity		1,786,527	1,559,431

The accompanying notes on pages 73 to 146 form part of the financial statements.

Approved by the Board of Directors on 8 May 2006 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

CONSOLIDATED CASH FLOW STATEMENT

for the financial year ended 31 January 2006

	Note	2006 RM'000	2005 Restated RM'000
CASH FLOWS FROM OPERATING ACTIVITIES	12		
Profit for the financial year		221,495	145,399
Adjustments for non-cash items		314,454	355,602
Changes in working capital		(52,662)	(279,258)
Cash generated from operations		483,287	221,743
Income tax paid		(5,771)	(7,496)
Interest received		25,560	39,019
Net cash flow from operating activities		503,076	253,266
CASH FLOWS FROM INVESTING ACTIVITIES	12	(203,181)	(73,495)
CASH FLOWS FROM FINANCING ACTIVITIES	12	(418,663)	(953,446)
Net effect of currency translation on cash and cash equivalents		347	(48)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(118,421)	(773,723)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR		966,532	1,740,255
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	20	848,111	966,532

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the financial year ended 31 January 2006

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of 10p each		Non-distributable								
	Number of shares '000	Nominal value RM'000	Share premium RM'000	Merger reserve RM'000	Exchange reserve RM'000	Hedging reserve RM'000	Other reserve RM'000	(Accumulated losses)/ Retained earnings RM'000	Total RM'000	Minority interest RM'000	Total equity RM'000
At 1 February 2004											
– *as previously reported*	1,918,759	1,189,541	2,108,102	518,446	1,366	—	—	(2,422,838)	1,394,617	28	1,394,645
– prior year adjustment	—	—	—	—	—	—	2,351	(2,351)	—	—	—
– as restated	1,918,759	1,189,541	2,108,102	518,446	1,366	—	2,351	(2,425,189)	1,394,617	28	1,394,645
Currency translation differences	—	—	—	—	(2,428)	—	—	—	(2,428)	—	(2,428)
Fair value loss on hedging instrument	—	—	—	—	—	(1,630)	—	—	(1,630)	—	(1,630)
Net income recognised directly in equity	—	—	—	—	(2,428)	(1,630)	—	—	(4,058)	—	(4,058)
Profit for the year	—	—	—	—	—	—	—	145,396	145,396	3	145,399
Total recognised income	—	—	—	—	(2,428)	(1,630)	—	145,396	141,338	3	141,341
Share options:											
– proceeds from shares issued	3,690	2,632	10,840	—	—	—	—	—	13,472	—	13,472
– value of employee services	—	—	—	—	—	—	9,973	—	9,973	—	9,973
	3,690	2,632	10,840	—	—	—	9,973	—	23,445	—	23,445
At 31 January/ 1 February 2005	1,922,449	1,192,173	2,118,942	518,446	(1,062)	(1,630)	12,324	(2,279,793)	1,559,400	31	1,559,431

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the financial year ended 31 January 2006

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of 10p each		Non-distributable								
	Number of shares '000	Nominal value RM'000	Share premium RM'000	Merger reserve RM'000	Exchange reserve RM'000	Hedging reserve RM'000	Other reserve RM'000	(Accumulated losses)/ Retained earnings RM'000	Total RM'000	Minority interest RM'000	Total equity RM'000
At 1 February 2005											
– as previously reported	1,922,449	1,192,173	2,118,942	518,446	(1,062)	(1,630)	—	(2,267,469)	1,559,400	31	1,559,431
– prior year adjustment	—	—	—	—	—	—	12,324	(12,324)	—	—	—
– as restated	1,922,449	1,192,173	2,118,942	518,446	(1,062)	(1,630)	12,324	(2,279,793)	1,559,400	31	1,559,431
Currency translation differences	—	—	—	—	(4,975)	—	—	—	(4,975)	—	(4,975)
Fair value gain on hedging instrument	—	—	—	—	—	17,052	—	—	17,052	—	17,052
Net income recognised directly in equity	—	—	—	—	(4,975)	17,052	—	—	12,077	—	12,077
Profit for the year	—	—	—	—	—	—	—	228,751	228,751	(7,256)	221,495
Total recognised income	—	—	—	—	(4,975)	17,052	—	228,751	240,828	(7,256)	233,572
Share options:											
– proceeds from shares issued	4,883	3,259	14,670	—	—	—	—	—	17,929	—	17,929
– value of employee services	—	—	—	—	—	—	30,855	—	30,855	—	30,855
– transfer upon exercise	—	—	—	—	—	—	(2,595)	2,595	—	—	—
Dilution of equity interest in a subsidiary	—	—	—	—	—	—	—	—	—	15,400	15,400
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	6,282	6,282
Dividends	—	—	—	—	—	—	—	(76,942)	(76,942)	—	(76,942)
Transfer of share premium upon cancellation	—	—	(2,122,588)	—	—	—	—	2,122,588	—	—	—
	4,883	3,259	2,107,918	—	—	—	28,260	2,048,241	(28,158)	21,682	(6,476)
At 31 January 2006	1,927,332	1,195,432	11,024	518,446	(6,037)	15,422	40,584	(2,801)	1,772,070	14,457	1,786,527

GENERAL INFORMATION

ASTRO ALL *ASIA NETWORKS plc* (the Company) and its subsidiaries (collectively the Group) are principally engaged in investment holding and content creation, aggregation and distribution activities including the provision of Direct-to-Home subscription television, *radio broadcasting* services, library licensing, multi-media interactive services, magazine publishing, Malaysian film production, talent management, creation of animation, interactive content and television content distribution. There was no significant change in the nature of these activities during the financial year.

The Company is a limited liability company incorporated in England and Wales under the United Kingdom Companies Act, 1985 and is registered as a foreign company in Malaysia under the Malaysian Companies Act, 1965 and has tax resident status in Malaysia.

The address of the registered offices of the Company in England and Wales and Malaysia are as follows:

(i) 10 Upper Bank Street
London, E14 5JJ
United Kingdom

(ii) 3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

The Company is listed on the Main Board of Bursa Malaysia Securities Berhad.

These consolidated financial statements have been approved for issue by the Board of Directors on 8 May 2006.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the consolidated and company financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A BASIS OF PREPARATION

The financial statements of the Group and Company have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and with those parts of the United Kingdom Companies Act, 1985 applicable to Companies reporting under IFRS.

In addition to complying with IFRSs as adopted by the European Union, the consolidated financial statements also comply with the IFRSs as issued by the International Accounting Standards Board.

The Group and Company prepared IFRS financial statements in preparation for its listing in 2003. Since its listing on the Bursa Malaysia Securities Berhad, the Group has prepared IFRS financial information for quarterly reporting in accordance with IAS 34 to the Bursa Malaysia Securities Berhad. The Group and Company have also prepared non-statutory and unaudited financial statements presented, in compliance with IFRS, for the years ended 31 January 2004 and 2005 and these have been included on the company's website. As a result, the group is not considered to be a 'first time adopter' of IFRS and has therefore not applied IFRS 1 'First-time Adoption of International Financial Reporting Standards'.

The financial statements have been prepared under the historical cost convention, except where otherwise stated in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amounts, events or actions, actual results ultimately may differ from those estimates.

Adoption of new and revised IFRS

The Group has in the past prepared its financial statements using applicable accounting standards in the United Kingdom ("UK GAAP"). Commencing from the financial year ended 31 January 2006, the Company adopts International Financial Reporting Standards ("IFRS") for the preparation of its consolidated financial statements as permitted under a new regulation in the United Kingdom – the Companies Act, 1985 (International Accounting Standards And Other Accounting Amendments) Regulation 2004. Accordingly, the comparatives figures have been reclassified and restated to conform to current year presentation. The adoption of these new and revised standards and interpretations did not result in a change in the Group's accounting policies except for the following standards that have affected the amounts reported for the current and prior years:

(i) IFRS 2 – Share-based Payment; and

(ii) IFRS 3 – Business Combinations

A BASIS OF PREPARATION (CONT'D.)

(i) IFRS 2 – Share-based Payment

IFRS 2 requires the recognition of equity-settled share-based payments at fair value over the vesting period. Prior to the adoption of IFRS 2, the provision of share options to employees did not result in a charge in the income statement. The share-based payment to employees is explained in greater detail in Note P.

In accordance with the transitional provision of IFRS 2, the Standard has been applied retrospectively to all grants of equity instruments *after 7 November 2002 that have not vested as of 1 January 2005.*

The adoption of IFRS 2 resulted in:

	2006	2005
Increase in other reserve (RM'000)	28,260	9,973
Decrease in retained earnings (RM'000)	28,260	9,973
Increase in administrative expenses (RM'000)	30,855	9,973
Decrease in basic earnings per share (sen)	1.60	0.52
Decrease in diluted earnings per share (sen)	1.59	0.52

(ii) IFRS 3 Business Combinations

IFRS 3 has been adopted for business combinations for which the agreement date is on or after 31 March 2004.

The adoption of IFRS 3 resulted in a change in the accounting policy for goodwill. After the initial recognition, IFRS 3 requires goodwill acquired in a business combinations to be carried at cost less any accumulated impairment losses. IFRS 3 prohibits the amortisation of goodwill. Until 31 January 2005, the Group carried goodwill in its balance sheet at cost less accumulated amortisation and accumulated impairment losses. Amortisation was charged on a straight line basis over the estimated useful life of the goodwill up to 20 years and assessed for an indication of impairment at each balance sheet date.

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy for goodwill from the beginning of its first annual period beginning 1 February 2005. Therefore, from 1 February 2005, the Group has discontinued amortising such goodwill and has tested the goodwill for impairment in accordance with IAS 36 - Impairment of Assets. As at 1 February 2005, the carrying amount of accumulated amortisation of RM148,000 has been eliminated, with a corresponding decrease in the cost of goodwill.

As the revised accounting policy has been applied prospectively, the change has had no impact on the amounts reported for the financial year ended 31 January 2005 or prior periods.

No amortisation has been charged in the current financial year. The charge in the financial year ended 31 January 2005 was RM89,000.

B GROUP ACCOUNTING

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Under the purchase method of accounting, the cost of an acquisition is measured as the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of the minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Under the uniting of interest method of accounting, the financial position and performance of the Group have been presented as if the business combination had been in effect from the beginning of the earliest period presented. Under the uniting of interest method of accounting, the cost of an acquisition is measured at the nominal value of shares issued plus fair value of all the other consideration. The difference between cost of acquisition of the investment in these subsidiaries over the value of the share capital (including share premium) acquired is taken to merger reserve.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the invested entities. A debit balance of minority interest is recognised to the extent that the Group does not have a commercial and legal obligation in respect of the losses attributable to the minority interest.

Associates

Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence over their operating and financial policies, but over which it does not have control.

Investments in associates are accounted for using the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

The Group's investment in associates includes goodwill (net of accumulated impairment) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or amounts owing by the associate.

C INVESTMENTS

Investment in subsidiaries and associates

Investments in subsidiaries and associates are shown at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

The investment in the Redeemable Convertible Preference Shares ("RCPS") issued by a subsidiary is carried at cost plus accretion of the expected yield from the investment.

D FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into RM using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Foreign subsidiaries

Income statements and cash flows of foreign subsidiaries are translated into RM at average exchange rates for the financial year and their balance sheets are translated at the exchange rates ruling at financial year end. Differences on exchange arising from the translation of opening net assets of foreign subsidiaries denominated in foreign currency are taken to exchange reserve together with the differences between the income statement translated at average exchange rates for the financial year and exchange rates ruling at the financial year end. Other exchange differences are taken to the income statement when they arise.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

E PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of property, plant and equipment. Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives. No depreciation is calculated on assets under construction until the assets are completed and are ready for their intended use. Leased assets capitalised are depreciated over their estimated useful lives or lease period, whichever is shorter.

The estimated useful lives of the assets are as follows:

Buildings	40 years
Satellite transponders	11.5 years
Equipment, fixtures and fittings	4 – 10 years
Broadcast and transmission equipment	3 – 10 years

E PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount of the assets and are included in the income statement.

F INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary/associate over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates. With the adoption of IFRS 3-Business Combination, goodwill is no longer amortised, but is subject to an annual review for impairment and carried at cost less accumulated impairment losses. Any impairment is charged to the income statement as it arises. The calculation of the gains and losses on the disposal take account of the carrying amount of goodwill relating to the entity sold.

Film library

The Group's film library comprises acquired films and films produced for the Group with the primary intention to exploit the library through release and licensing of such films as part of the Group's long-term operations. The library is stated at cost less accumulated amortisation.

Amortisation of the film library is on an individual title basis, based on the proportion of the actual income earned during the period against the estimated ultimate revenue expected to be earned over the revenue period, not exceeding five years, commencing from the date when revenue is first generated. Estimated ultimate revenue expected to be earned is reviewed periodically and additional impairment losses are recognised if appropriate. Amortisation is included in cost of sales.

Programme rights

The programme rights comprise rights licensed from third parties and programmes produced for the Group and production in progress with the primary intention to broadcast in the normal course of the Group's operating cycle. The rights are stated at cost less accumulated amortisation.

The Group amortises programme rights based on an accelerated basis over the license period or estimated useful life if shorter, from the date of first transmission, to match the costs of consumption with the estimated benefits to be received. Amortisation is included in cost of sales. The amortisation period is no more than five years.

The cost of programme rights for sports, current affairs, variety and light entertainment is fully amortised on the date of first transmission.

Computer software

Costs that are directly associated with identifiable and unique software products controlled by the Group and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. All other costs associated with developing or maintaining computer software programmes are recognised as an expense when incurred.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software costs recognised as assets are amortised using the straight-line method over their estimated useful economic lives (3 – 10 years). Amortisation is included in cost of sales, administrative expenses and marketing and distribution costs as appropriate.

F INTANGIBLE ASSETS (CONT'D.)

Other intangible assets

Other intangible assets representing purchased legal rights are capitalised, where fair value can be reliably measured. The costs of other intangible assets are amortised on a straight-line basis over the estimated useful economic lives of the assets (not exceeding 20 years). Amortisation is included in administrative expenses.

G IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment loss is recognised immediately in the income statement as are any reversals of impairment losses.

A reversal of impairment loss should be recognised in the income statement for assets carried at cost and treated as a revaluation increase for assets carried at revalued amount.

H LEASES

Finance leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included as liabilities. The obligations relating to finance leases, net of finance charges in respect of future periods, are determined at the inception of the lease and are included in borrowings. Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest over the lease period.

The property, plant and equipment acquired under finance leases are depreciated over the shorter of the estimated useful lives of the assets or the lease terms.

Operating leases

Leases where a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the leases.

I TURNAROUND CHANNEL TRANSMISSION RIGHTS

The cost of turnaround channels (programme provider fees), where the Group has immediate transmission rights is expensed as incurred.

J INVENTORIES

Inventories which principally comprise set-top boxes and consumable items are stated at the lower of cost and net realisable value. Cost is determined based on the weighted average cost method. Net realisable value of the set-top boxes reflects the value to the business of the set-top boxes in the hands of the customer. The cost of set-top boxes is charged to cost of sales when the set-top boxes are delivered to the customer. Where appropriate, allowance is made for obsolete or slow-moving inventory based on management's analysis of inventory levels and future sales forecasts.

K RECEIVABLES

Receivables are recognised initially at fair value and subsequently measured at cost, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

The Group provides for the credit risk inherent in its receivables by monitoring the level of arrears and providing an appropriate level of bad debt allowance based on the amount and extent of arrears.

L CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried at the balance sheet at cost. Cash and cash equivalents consist of cash in hand, cash at bank and deposits held at call with banks. Cash and cash equivalents where the usage of the funds is subject to the conditions as contained in the bank financing facilities are disclosed in Note 21(e).

M SHARE CAPITAL

Classification

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity. Other shares, including Redeemable Convertible Preference Shares, are classified as equity and/or liabilities according to the economic substance of the particular instrument at the initial date of recognition. The fair value of the liability component is calculated using a market interest rate for an equivalent non-convertible financial instrument. The residual amount, representing proceeds less the fair value of the liability component, is classified as equity.

Share issue costs

Incremental external costs directly attributable to the issue of new shares, are shown in equity as a deduction, net of tax, from proceeds.

Dividend

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or in the case of interim dividends, when the dividends are approved by the Board of Directors.

N BORROWINGS

Borrowings are initially stated at the proceeds received, net of transaction costs and when they relate to private debt securities, are stated net of discount. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between the initial carrying value and the redemption value is recognised in the income statement using the effective yield method over the period of the borrowings.

O CURRENT AND DEFERRED TAXATION

Current tax expense is determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable profits. Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred tax. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

P EMPLOYEE BENEFITS

Short term employee benefits

Wages, salaries, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the period in which the associated services are rendered by the employees of the Group.

Defined contribution plans

The Group pays contributions to publicly administered pension plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligation. The regular contributions are accounted for on an accruals basis.

Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Termination benefits

Termination benefits may be paid whenever an employee's employment is terminated before the normal retirement date. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an invitation made to encourage voluntary redundancy.

Q PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

R CONTINGENT LIABILITIES AND ASSETS

Contingent liabilities are disclosed in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in the extremely rare circumstances where there is a liability that cannot be recognised because it cannot be measured reliably.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group discloses the existence of contingent assets where inflows of economic benefits are probable, but not virtually certain.

S REVENUE RECOGNITION

Subscription fees derived from satellite television services are recognised as earned over the period the services are provided.

Advertising revenues, derived from the placement of commercials on the satellite television and radio networks and advertising revenues from sale of advertising space in magazines are recognised in the period during which the commercials are aired and advertisements are published respectively, net of advertising commissions.

Revenue from the sale of programme rights is recognised in the period the rights are available to the licensee.

Licensing income is recognised upon the delivery of master tapes and related materials or when services are rendered in accordance with the terms of the underlying contracts.

Sale of video products, magazines and set-top boxes are recognised on the transfer of risks and rewards of ownership which generally coincides with the time when the related products are delivered to customers and title has passed.

Revenue of the Company consists of accretion of RCPS yield income, dividend income and management fees. Accretion of RCPS yield income and dividend income are recognised when the right to receive payment is established. Management fees are recognised as earned over the period the services are provided.

T SEGMENTAL REPORTING

Business segments are groups of operations which provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those operating in other economic environments. The allocation of costs between segments is based on the products and services of the specific segments which incur such costs.

This reflects the fact that the risks and returns of the Group's operations are primarily based on its business activities.

U FINANCIAL ASSETS

Purchases and sales of financial assets are recognised based on settlement accounting. They are initially recognised at fair value plus directly attributable transaction costs. Any impairment of a financial asset is charged to the income statement as it arises.

Financial assets are classified according to the purpose for which the investments were acquired. This gives rise to the following categories: financial assets at fair value through profit or loss, advances and receivables, held to maturity and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at each reporting date.

Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. They are included in Receivables and Prepayments in the balance sheet at amortised cost (Note 18).

Held to maturity

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. They are held as non-current investments at amortised cost using the effective interest method, less any amounts written-off to reflect impairment.

Available-for-sale financial assets

Included in other financial assets are other investments. Under IFRS requirements, these are categorised as available-for-sale financial assets.

Available-for-sale financial assets are non-derivatives that are either specifically designated in this category or not classified in any of the three categories described above. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in fair value of financial assets classified as available-for-sale are recognised in equity. Realised gains and losses arising from changes in fair value, interest and exchange differences are included in the income statement.

V RECENT ACCOUNTING DEVELOPMENTS

At the date of authorisation of these financial statements, the following standards and interpretations applicable to the Group which have not been applied in these financial statements were in issue, but not yet effective:

- IAS 39 – Financial Instruments: Recognition and Measurement - amendments on fair value options, cash flow hedge accounting and financial guarantee contracts;
- IFRS 7 – Financial Instruments: Disclosures, and their related amendment to IAS 1 on capital disclosures;
- IFRIC 4 – Determining whether an arrangement contains a lease;
- IFRIC 8 – Scope of IFRS 2; and
- IFRIC 9 – Reassessment of Embedded Derivatives.

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group except for some additional disclosure requirements (effective 1 January 2007).

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, credit risk, liquidity and cash flow risk. The Group's overall financial risk management objective is to minimise potential adverse effects on the financial performance of the Group.

The Group uses derivative financial instruments such as forward foreign currency exchange and interest rate swap contracts to hedge certain exposures.

Foreign currency exchange risk management

The Group operates internationally and is exposed to foreign currency exchange risk as a result of the foreign currency transactions and borrowings entered into by the Group companies in currencies other than their functional currencies. Forward foreign currency exchange contracts are used to limit exposure to currency fluctuations on foreign currency receivables and payables, and on cash flows generated from anticipated transactions denominated in foreign currencies.

Interest rate risk management

The Group's interest rate exposure arises principally from the Group's trade payables and borrowings. The interest rate risk is managed through the use of fixed and floating interest rate debt and derivative financial instruments. The Group has used interest rate swaps as cash flow hedges of future interest payments.

Credit risk management

The Group has no significant concentration of credit risk with individual counter-parties. Customer credit risk exposure is managed with a combination of credit limits and arrears monitoring procedures. Deposits of cash are placed only with financial institutions that are appropriately supervised or regulated.

Liquidity and cash flow risk management

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group's Treasury aims at maintaining flexibility in funding by keeping committed credit lines available and if necessary, obtaining additional debt funding.

ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Group is a party to financial instruments that comprise forward foreign currency exchange contracts and interest rate swap contracts.

Forward foreign currency exchange contracts

The Group enters into forward foreign currency exchange contracts to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. There were no forward foreign currency exchange contracts outstanding as at 31 January 2006 and 31 January 2005.

ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONT'D.)

Interest rate swap contracts

The Group enters into interest rate swap contracts to generate the desired interest rate profile.

In assessing the fair value of financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date:

(a) The fair value of long term investments is either at cost or valuation.

(b) The face value of financial assets (less any estimated credit adjustments) and financial liabilities with a maturity period of less than one year are assumed to approximate their fair values.

(c) The fair value of financial liabilities with fixed interest rates is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

(d) The carrying values of financial liabilities with floating interest rates approximate their fair values.

(e) The fair value of the interest rate swaps have been determined by reference to prices available from the markets at the balance sheet date on which the instruments involved are traded.

(f) The fair value of forward foreign currency exchange contracts is determined using forward exchange market rates at the balance sheet date.

Derivative financial instruments are initially measured at fair value on the contract date, and are re-measured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The Group's policy with respect to hedging the foreign currency risk of a firm commitment is to designate it as a cash flow hedge. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in income statement in the same period in which the hedged item affects the income statement.

Changes in the fair value of derivative financial instrument that do not qualify for hedge accounting are recognised in income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, for forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to income statement for the period.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains or losses reported in the income statement.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated by the Directors and management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Revenue recognition

The Group recognises revenue when the significant risks and rewards of ownership of any goods and services have been transferred. See Note S of the significant accounting policies for details of revenue recognition policies.

(b) Carrying value of film library

The Group tests annually whether film library and programme rights have suffered any impairment, in accordance with the accounting policies stated in Notes F and G.

Recoverable amounts have been ascertained by the subsidiaries owning the film library through the value in use calculations. These are determined by applying the discounted cash flow methodology on the business plan of the subsidiaries which are based on past experience as well as future expected market trends. The discount rates applied in the assessment ranged from 10% - 14% and are derived from the weighted average cost of capital adjusted for the relevant subsidiaries' risk premium. Based on the estimated value in use calculated using discounted cash flow methodology, the fair value of the film library is above the carrying value. Therefore, no impairment loss was recognised for the financial year ended 31 January 2006.

(c) Bad Debt Provision

The Group provides for bad debts by having regard to the amount and extent of arrears as disclosed in Note K.

(d) Share-based Payment

The cost of providing share-based payments to employees is charged to the income statement over the vesting period of the related share options or share allocations. The cost is based on the fair value of the options or shares allocated and the number of options expected to vest. The fair value of each option or share is determined using the Binomial option pricing model. For details of assumptions, see Note 23 of the financial statements.

(e) Deferred Tax

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. For further details please refer to Note 14 of the financial statements.

(f) Subscriber Acquisition Cost

Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs. The subsidies on set-top boxes represent the difference between set-top box costs and set-top box revenues which are recognised in accordance with significant accounting policies stated in Note J and Note S respectively. Management exercises judgement in deriving the set-top box selling price with the intention to subsidise the set-top box cost for long term benefits.

1 SEGMENT INFORMATION

(A) Primary reporting format – business segments

The Group is organised into the following business segments:

Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.

Radio – provides radio broadcasting services.

Library licensing and distribution – the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content.

Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding companies.

	2006				
	Multi channel television RM'000	**Radio RM'000**	**Library licensing and distribution RM'000**	***Others RM'000***	***Total RM'000***
Revenue					
Total revenue	1,787,034	143,317	60,129	260,063	2,250,543
Inter-segment revenue	(994)	(3,011)	(10,249)	(223,757)	(238,011)
External revenue	1,786,040	140,306	49,880	36,306	2,012,532
Segment results					
Total gross segment results	335,191	54,043	(74,496)	60,256	374,994
Inter-segment results					(100,728)
Profit/(loss) from operations					274,266
Allocated finance costs (net)	(13,300)	(286)	(1,178)	2,472	(12,292)
Unallocated finance costs (net)					(6,786)
Share of post tax profit from associates	3,016	—	—	854	3,870
Profit before taxation					259,058
Taxation					(37,563)
Profit for the financial year					221,495

1 SEGMENT INFORMATION (CONT'D.)

(A) Primary reporting format – business segments (cont'd.)

	2005 (Restated)				
	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Total RM'000
Revenue					
Total revenue	1,530,617	124,328	47,598	120,637	1,823,180
Inter-segment revenue	(101)	(2,914)	(8,835)	(94,986)	(106,836)
External revenue	1,530,516	121,414	38,763	25,651	1,716,344
Segment results					
Total gross segment results	257,553	199,141	(69,167)	70,794	458,321
Inter-segment results					(169,045)
Profit/(loss) from operations					289,276
Allocated finance costs (net)	(10,148)	861	734	374	(8,179)
Unallocated finance costs (net)					(74,276)
Share of post tax loss from associates	—	—	—	(3,543)	(3,543)
Profit before taxation					203,278
Taxation					(57,879)
Profit for the financial year					145,399

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

Segment results represent the segment revenue less segment expenses, comprising expenses directly attributable and allocated to the segment. Certain components included within inter-segment results eliminate against the relevant income/expenditure recorded below the segment results line or against assets or liabilities.

Unallocated finance costs (net) comprises interest on bank borrowings, finance leases liabilities, interest on early redemption of Bonds and certain debt service and other finance costs, net of interest income.

1 **SEGMENT INFORMATION (CONT'D.)**

(A) Primary reporting format – business segments (cont'd.)

	2006				
	Multi channel television RM'000	**Radio RM'000**	**Library licensing and distribution RM'000**	**Others RM'000**	**Total RM'000**
Other information					
Segment assets	676,416	75,631	251,700	402,394	1,406,141
Associate				166,059	166,059
Unallocated assets					
– Deposits with licensed banks & financial institutions					756,951
– Deferred tax assets					513,396
– Tax recoverable					8,501
					1,278,848
Total assets					2,851,048
Segment liabilities	723,516	34,912	31,765	199,956	990,149
Unallocated liabilities					
– Borrowings (interest bearing)					60,933
– Current tax liabilities					1,305
– Deferred tax liabilities					12,134
					74,372
Total liabilities					1,064,521
Other segment items					
Property, plant and equipment additions	52,650	9,442	1,448	2,183	65,723
Intangible assets additions	147,179	22,950	33,480	68,003	271,612
Depreciation of property plant and equipment	50,624	3,308	1,673	2,634	58,239
Amortisation of intangible assets	89,979	3,073	63,418	24,096	180,566
Impairment of receivables	48,890	384	—	3,575	52,849
Impairment of property plant and equipment	49	—	45	—	94

1 SEGMENT INFORMATION (CONT'D.)

(A) Primary reporting format – business segments (cont'd.)

2005	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Total RM'000
Other information					
Segment assets	588,081	64,448	292,448	210,516	1,155,493
Associates	—	—	—	19,821	19,821
Unallocated assets					
– Deposits with licensed banks & financial institutions					916,910
– Deferred tax assets					548,326
– Tax recoverable					9,441
					1,474,677
Total assets					2,649,991
Segment liabilities	580,813	37,253	25,915	44,135	688,116
Unallocated liabilities					
– Borrowings (interest bearing)					385,693
– Current tax liabilities					788
– Deferred tax liabilities					15,963
					402,444
Total liabilities					1,090,560
Other segment items					
Property, plant and equipment additions	24,729	3,095	1,503	2,513	31,840
Intangible assets additions	117,600	—	26,142	20,463	164,205
Depreciation of property plant and equipment	60,141	2,259	2,026	8,783	73,209
Amortisation of intangible assets	78,410	530	56,700	9,606	145,246
Impairment of receivables	22,411	480	17	278	23,186
Impairment of property plant and equipment	823	—	—	—	823
Impairment of other intangible assets	439	—	—	—	439

Segment assets consist primarily of property, plant and equipment, associates, available for sales financial assets, intangible assets, inventories, receivables and prepayments and cash and bank balances. Unallocated assets consist of deposits with licensed banks and financial institutions, deferred tax assets and tax recoverable.

Segment liabilities comprise payables and provision for liabilities and charges. Unallocated liabilities consist of borrowings, deferred tax liabilities and tax liabilities.

1 SEGMENT INFORMATION (CONT'D.)

(B) Secondary reporting format – geographical segments

The Group operates in three main geographical areas:

Malaysia – comprises the multi-channel Direct-to-Home subscription television and related interactive television business, radio broadcasting services, magazine publishing business, interactive content business for the mobile telephony platform, film production business, talent management, ownership of buildings and investment holding companies.

Hong Kong – comprises a publishing business, the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content and investment holding companies.

Others – represents investments in businesses outside Malaysia and Hong Kong that provide multi-channel Direct-to-Home subscription television, radio broadcasting, creation of animation content, television content distribution and investment holding companies.

In determining the geographical segments of the Group, sales are based on the geographical location in which the customers are located. Total assets, capital expenditure, film library and programme rights additions and other intangible assets additions are determined based on the geographical location of the assets.

	2006 RM'000	2005 RM'000
Revenue		
Malaysia	1,944,306	1,671,611
Hong Kong	10,609	644
Others	57,617	44,089
Total Group Revenue	2,012,532	1,716,344
Total assets		
Malaysia	1,010,969	828,528
Hong Kong	357,625	311,752
Others	203,606	35,034
Unallocated		
– Deposits with licensed banks & financial institutions	756,951	916,910
– Deferred tax assets	513,396	548,326
– Tax recoverable	8,501	9,441
	1,278,848	1,474,677
Total assets	2,851,048	2,649,991

1 SEGMENT INFORMATION (CONT'D.)

(B) Secondary reporting format – geographical segments (cont'd.)

	2006 RM'000	2005 RM'000
Property, plant and equipment additions*		
Malaysia	63,626	30,071
Hong Kong	1,692	1,503
Others	405	266
	65,723	31,840

* Included property, plant and equipment acquired through business combinations.

	2006 RM'000	2005 RM'000
Intangible assets additions		
Malaysia	181,146	125,909
Hong Kong	63,638	26,142
Others	26,828	12,154
	271,612	164,205

2 REVENUE

Revenue comprises the invoiced value for the sale of goods and services net of sales and service taxes, rebates and discounts, and after eliminating sales within the Group.

Revenue comprises the following:

	2006 RM'000	2005 RM'000
Subscription revenue	1,641,842	1,375,682
Advertising revenue		
– contra arrangements	2,439	4,364
– non-contra arrangements	256,625	225,450
Licensing income	47,482	33,512
Sale of set-top boxes	23,517	37,925
Sale of video products	7,457	6,895
Sale of film library and programme rights	4,730	5,374
Others	28,440	27,142
Revenue	2,012,532	1,716,344

3 OTHER OPERATING INCOME

	2006 RM'000	2005 RM'000
Gain on dispute settlement	—	9,307
Other income	7,670	6,241
	7,670	15,548

The gain on dispute settlement of RM9,307,000 for the financial year ended 31 January 2005 relates to the cash payment due to MEASAT Broadcast Network Systems Sdn. Bhd. ('MBNS') from one of its vendors to resolve a dispute involving claims by MBNS for breach of contract.

4 PROFIT FROM OPERATIONS

The following items have been charged/(credited) in arriving at the profit from operations:

	Note	2006 RM'000	2005 RM'000
Group statutory *audit fees to:*			
PricewaterhouseCoopers			
- United Kingdom ("UK")		219	228
- firms of the worldwide organisation		1,288	994
Other auditors		16	10
Other fees to PricewaterhouseCoopers			
- audit-related regulatory reporting		140	413
- other assurance services		861	1,413
- taxation services:			
- compliance		284	239
- advisory		248	207
- other non-audit services		222	162
Inventories recognised as expenses			
- *included* in cost of sales		335,508	274,194
Impairment of inventories			
- included in cost of sales		—	2,379
Depreciation of property, plant and equipment	11		
- owned assets		36,560	51,530
- assets under finance lease		21,679	21,679
Gain/(loss) on disposal of property, plant and equipment		671	(675)
Impairment of property, plant and equipment		94	818
Amortisation of film library and programme rights	16		
- included in cost of sales		160,876	139,807
Amortisation of other intangible assets	16		
- goodwill		—	89
- software		12,122	5,357
Impairment of receivables			
- included in administrative expenses		59,617	26,091
Rental income of buildings		(287)	(233)
Rental of buildings		5,303	5,118
Rental of equipment		18,603	14,192
Rental of land		2,300	3,224

5 DIRECTORS' REMUNERATION

	2006 RM'000	2005 Restated RM'000
Fees	783	783
Salaries and emoluments	2,328	2,161
Share-based payment	1,570	1,036
Defined contribution plan	302	228
	4,983	4,208
Highest paid Director		
– Salaries and emoluments	2,048	1,907
– Share-based payment	1,570	1,036
– Defined contribution plan	302	228
	3,920	3,171

The number of options over ordinary shares granted to a Director in respect of the Company's 2003 ESOS and MSIS during the financial year ended 31 January 2006 were 752,000 and Nil (2005: 498,800 and Nil) respectively.

The highest paid Director has not exercised any share options during the financial year.

6 EMPLOYEES

	2006 RM'000	2005 Restated RM'000
Wages and salaries	182,782	166,099
Employee benefits in kind	10,247	10,978
Social security costs	1,255	861
Share-based payment	30,855	9,973
Defined contribution plan	21,948	16,064
Recruiting costs	1,571	1,712
Termination benefits	160	—
Staff training	4,437	2,848
	253,255	208,535

The companies operating in Malaysia, Hong Kong and Philippines are required by law to contribute a fixed percentage of each employee's salary to publicly administered defined contribution pension plans for the employees' retirement.

6 EMPLOYEES (CONT'D.)

The average monthly number of persons employed by the Group was as follows:-

	2006	2005
Malaysian operations		
– Corporate	109	96
– Multi channel television	2,027	2,053
– Radio	332	317
– Others	81	75
	2,549	2,541
Regional operations	378	556
	2,927	3,097

7 FINANCE COSTS AND FINANCE INCOME

	2006 RM'000	2005 RM'000
Interest costs:		
– Bank borrowings	22,887	66,104
– Finance lease liabilities	7,491	10,176
– Vendor financing	11,154	6,622
	41,532	82,902
Interest on early redemption of Bonds	—	23,345
Debt service and other finance costs	8,394	12,862
Finance costs (gross)	49,926	119,109
Interest income	(27,247)	(34,072)
Realised foreign exchange (gains)/losses	(3,433)	64
Unrealised foreign exchange gains	(168)	(2,646)
Finance income	(30,848)	(36,654)
Finance costs *(net)*	19,078	82,455

8 TAXATION

	2006 RM'000	2005 RM'000
Current taxation:		
Malaysian income taxes		
– Current year	(5,643)	(5,084)
– Prior years	(1,225)	181
	(6,868)	(4,903)
Foreign income taxes		
– Current year	(172)	(130)
– Prior years	(6)	(43)
Total current taxation	(7,046)	(5,076)
Deferred taxation		
Origination/reversal of temporary differences		
– Malaysian taxation	(30,664)	(52,684)
– Foreign taxation	147	(119)
Total deferred taxation	(30,517)	(52,803)
	(37,563)	(57,879)

The Group has not applied group relief in Malaysia and other foreign countries in which the subsidiaries operate as the Company and its subsidiaries either did not meet the qualifying criteria for group relief or there were no immediate tax benefit.

The Company is a Malaysian tax resident as the control and management of its activities is exercised in Malaysia and is subject to the Malaysian taxation rules and regulations. The subsidiaries are subject to their individual countries' taxation rules and regulations. The Company incurred no UK taxation.

8 TAXATION (CONT'D.)

A reconciliation of income tax expense applicable to profit before taxation at the statutory rate to income tax expense at the effective income tax rate of the Group is as follows:

	2006 RM'000	2005 Restated RM'000
Profit before taxation	259,058	203,278
Tax at the domestic rates applicable to profit in the country concerned	(87,245)	(63,345)
Expenses not deductible for tax purposes	(36,468)	(70,457)
Income not subject to tax	23,073	33,209
Tax exempt income due to pioneer status	16,508	14,447
Tax effect of utilisation of investment tax allowance	78,586	—
(Increase)/reduction in current financial year's tax expense arising from recognition of previously unrecognised benefits:		
– tax losses	(505)	135
– capital allowances	(37)	325
– other temporary differences	(57)	—
Unrecognised deferred tax assets arising during the year:		
– tax losses	(18,559)	(15,540)
– capital allowances	(74)	(674)
– other temporary differences	(1,543)	(522)
Recognition of deferred tax assets arising from recognition of previously unrecognised benefits:		
– tax losses	—	11,189
– capital allowances	—	18,268
– other temporary differences	129	1,013
(Under)/over accrual in respect of prior financial years (net)	(11,371)	14,073
Taxation charge	(37,563)	(57,879)

Domestic income tax is calculated at the Malaysian statutory rate of 28% (2005: 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The Group's effective tax rate is lower than the statutory rate as certain Malaysian subsidiaries have been awarded Multimedia Super Corridor ("MSC") status and have elected for investment tax allowances or pioneer status (5-year income tax exemption on the statutory income, renewable for a second 5-year term).

9 DIVIDEND PER SHARE

During the financial year ended 31 January 2006, the following dividends were paid:

	2006 RM'000
A first and final tax exempt dividend of 2.5 sen per share in respect of financial year ended 31 January 2005, paid on 26 August 2005.	48,084
A tax exempt interim dividend of 1.5 sen per share in respect of financial year ended 31 January 2006, paid on 31 October 2005.	28,858
	76,942

A final tax exempt dividend of 3.5 sen per share for the financial year ended 31 January 2006 was proposed.

10 EARNINGS PER SHARE

Basic earnings per share of the Group is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year.

	2006	2005
Profit attributable to equity holders of the Company (RM'000)	228,751	145,396
Weighted average number of ordinary shares ('000)	1,923,793	1,919,257
Basic earnings per share (sen)	11.88	7.58

Diluted earnings per share of the Group is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares, adjusted for the assumed conversion of all dilutive potential ordinary shares arising from the share options granted under the ESOS and MSIS.

	2006 RM'000	2005 Restated RM'000
Profit attributable to equity holders of the Company (RM'000)	228,751	145,396
Weighted average number of ordinary shares ('000)	1,923,793	1,919,257
Adjustment for share options granted ('000)	13,577	6,823
Adjusted weighted average number of ordinary shares ('000)	1,937,370	1,926,080
Diluted earnings per share (sen)	11.80	7.55

11 PROPERTY, PLANT AND EQUIPMENT

Group	Buildings RM'000	Satellite transponders* RM'000	Equipment, fixtures and fittings RM'000	Broadcast and transmission equipment RM'000	Assets under construction RM'000	Total RM'000
At 1 February 2004						
Cost	172,468	249,305	158,707	446,938	9,542	1,036,960
Accumulated depreciation	(32,367)	(168,011)	(112,342)	(385,229)	—	(697,949)
Net book amount	140,101	81,294	46,365	61,709	9,542	339,011
Net book amount						
At 1 February 2004	140,101	81,294	46,365	61,709	9,542	339,011
Additions	—	—	10,833	8,565	12,442	31,840
Disposals/write-offs	—	—	(949)	(52)	—	(1,001)
Transfers from intangible assets	(35)	—	1,155	(7,383)	(7,690)	(13,953)
Depreciation charge	(4,289)	(21,679)	(18,344)	(28,897)	—	(73,209)
Currency translation differences	2	—	32	—	—	34
At 31 January 2005	135,779	59,615	39,092	33,942	14,294	282,722
At 31 January 2005						
Cost	172,435	249,305	167,927	448,042	14,294	1,052,003
Accumulated depreciation	(36,656)	(189,690)	(128,835)	(414,100)	—	(769,281)
Net book amount	135,779	59,615	39,092	33,942	14,294	282,722
Net book amount						
At 1 February 2005	135,779	59,615	39,092	33,942	14,294	282,722
Additions	—	—	11,870	31,257	15,729	58,856
Disposals	—	—	(242)	(30)	—	(272)
Transfers from intangible assets	—	—	(82)	7,575	(8,894)	(1,401)
Depreciation charge	(4,290)	(21,679)	(16,410)	(15,860)	—	(58,239)
Impairment	—	—	(81)	(13)	—	(94)
Acquisition of subsidiaries	1,420	—	5,402	45	—	6,867
Currency translation differences	—	—	(65)	—	—	(65)
At 31 January 2006	132,909	37,936	39,484	56,916	21,129	288,374
At 31 January 2006						
Cost	173,911	249,305	187,147	487,405	21,129	1,118,897
Accumulated Depreciation	(41,002)	(211,369)	(147,663)	(430,489)	—	(830,523)
Net book amount	132,909	37,936	39,484	56,916	21,129	288,374

* The Group recognised the satellite transponders under a finance lease as disclosed in Note 21(b).

The amount of property, plant and equipment which are pledged as security for the bank financing facilities are disclosed in Note 21(e).

12 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2006

	Note	2006 RM'000	2005 Restated RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit for the financial year		221,495	145,399
Adjustments for:			
Contra arrangements – revenue	2	(2,439)	(4,364)
Value of employee services – share options	6	30,855	9,973
Interest income	7	(27,247)	(34,072)
Interest expense	7	41,532	82,902
Interest on early redemption of bonds	7	—	23,345
Unrealised foreign exchange gains	7	(168)	(2,646)
Taxation	8	37,563	57,879
Property, plant and equipment			
– Depreciation	11	58,239	73,209
– Gain on disposal		(671)	(675)
– Impairment		94	823
Intangible assets			
– Amortisation	16	180,566	145,246
– Impairment		—	439
(Profit)/loss from investment in associates		(3,870)	3,543
		535,949	501,001
Changes in working capital:			
Film library and programme rights		(130,283)	(123,756)
Inventories		(6,819)	(2,315)
Receivables and prepayments		(60,028)	(128,492)
Payables		144,468	(19,743)
Provision for liabilities and charges		—	(4,952)
Cash generated from operations		483,287	221,743
Income tax paid		(5,771)	(7,496)
Interest received		25,560	39,019
Net cash flow from operating activities		503,076	253,266

12 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2006 (CONT'D.)

	Note	2006 RM'000	2005 Restated RM'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of a subsidiary, net of cash acquired		(26,318)	—
Purchase of other investments	15	(24,151)	—
Advance to associate		(24,167)	—
Investment in associates		(1,056)	(834)
Proceeds from disposal of an associate		1,424	—
Proceeds from disposal of property, plant and equipment		949	853
Acquisition of other intangible assets		(71,027)	(42,067)
Purchase of property, plant and equipment		(58,835)	(31,447)
Net cash flow from investing activities		(203,181)	(73,495)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid		(76,942)	—
Interest paid		(30,870)	(54,461)
Interest paid on early redemption of Bonds		—	(23,345)
Proceeds from borrowings		9,660	252,236
Debt transaction costs incurred		—	(17,152)
Issuance of shares pursuant to exercise of share options		17,928	13,472
Repayment of finance lease liabilities		(29,538)	(26,853)
Repayment of borrowings		(308,901)	(1,097,343)
Net cash flow from financing activities		(418,663)	(953,446)
Net effect of currency translation on cash and cash equivalents		347	(48)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(118,421)	(773,723)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR		966,532	1,740,255
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	20	848,111	966,532

13 ASSOCIATES

	2006 RM'000	2005 RM'000
Unquoted shares, at cost	64,081	103,323
Shareholder's advances and accruals for commitments	147,293	4,494
Group's share of losses	(12,732)	(49,728)
Group's share of tax	(257)	(73)
Accumulated impairment losses	(32,326)	(38,205)
Currency translation differences	—	10
	166,059	19,821

Details of the associates are as follows:

Name of associate	Country of incorporation	Effective interest 2006 %	Effective interest 2005 %	Financial year end	Principal activities
Hsin-Chi Broadcast Co., Ltd ("Hsin-Chi")	Taiwan	—	35.7	31 Dec	Direct-to-Home satellite broadcasting services
Kristal-Astro Sdn. Bhd. ("Kristal-Astro")	Brunei Darussalam	48.9	48.9	30 Apr	Direct-to-Home satellite broadcasting services
TVB Publishing Holding Limited ("TVBPH")	Hong Kong	26.3	26.3	31 Dec	Investment holding
Astro E.Com India Private Limited ("AECIPL")	India	49.0	49.0	31 Jan	To invest in companies carrying out web portal operations and provision of internet services
Advanced Wireless Technologies Sdn. Bhd. ("AWT")	Malaysia	25.0	25.0	31 Dec	Provision of wireless multimedia related services
Deccan Digital Networks (Hyderabad) Private Limited ("DNP")	India	29.0	—	31 Mar	Providing information technology enabled services
A.V. Digital Networks (Hyderabad) Private Limited ("ANP")	India	29.0	—	31 Mar	Providing information technology enabled services
Metro Digital Networks (Hyderabad) Private Limited ("MNP")	India	29.0	—	31 Mar	Providing information technology enabled services

13 ASSOCIATES (CONT'D.)

On 29 December 2005, the Group purchased a 29% equity interest in each of DNP, ANP and MNP. The operations of these associates are funded by redeemable preference shares ("RPS") of RM120,771,000 issued by the associates on 31 December 2005 to a third party. The Group has also negotiated an option to purchase the RPS from the third party, who also has an option to sell the RPS to a subsidiary of the Group. In addition, the Group has issued standby letters of credit in respect of the subsidiary's obligations under the RPS put option. The Group has recorded a liability of RM120,771,000 in 'Other payables and accruals' (Note 22) representing its exposure under this arrangement and a corresponding entry to *'Associates'*.

The Group's interests in its associates were as follows:

	Assets RM'000	Liabilities RM'000	Revenues RM'000	Profit/(Loss) RM'000
2006				
Kristal-Astro	13,600	13,319	12,776	(2,028)
TVBPH	16,140	1,538	10,865	(9,090)
AECIPL	227	181	—	—
AWT	22,576	24,140	1,560	(816)
DNP	24,939	25,106	1,056	(352)
ANP	16,439	16,310	435	(352)
MNP	28,212	28,525	602	(351)
	122,133	109,119	27,294	(12,989)
2005				
Hsin-Chi	3,456	141	63	(34,372)
Kristal-Astro	9,601	12,270	10,285	(5,034)
TVBPH	15,064	1,295	379	(10,040)
AECIPL	474	379	—	(2)
AWT	32,771	32,534	—	(353)
	61,366	46,619	10,727	(49,801)

On 22 June 2005, the Group disposed its entire interest in Hsin-Chi for a total consideration of NTD ("New Taiwan Dollar") 11.8 million (RM1,424,000).

Refer to Note 31(a) for further details on the Group's commitment to associates.

The financial statements of certain associates are made up to different reporting dates from the Company. For the purpose of applying the equity method of accounting, the financial statements of these associates for the respective financial year end have been used, and appropriate adjustments have been made for the effects of significant transactions between that date and 31 January 2006.

14 DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	2006 RM'000	2005 RM'000
Deferred tax assets	513,396	548,326
Deferred tax liabilities	(12,134)	(15,963)
	501,262	532,363
At beginning of financial year	532,363	585,150
(Charged)/credited to income statement:		
- property, plant and equipment	(39,872)	(76,144)
- film library and programme rights	(6)	(61)
- tax losses	(1,415)	12,561
- provisions and accruals	(7,354)	2,540
- interest receivable	4,145	2,349
- impairment of receivable	14,172	6,640
- others	(187)	(688)
	(30,517)	(52,803)
Other movements:		
- Acquisition of a subsidiary	(573)	—
- Currency translation differences	(11)	16
At end of financial year	501,262	532,363
Deferred tax assets (before offsetting)		
Property, plant and equipment	18,223	57,390
Tax losses	455,929	457,754
Provisions and accruals	12,398	19,753
Impairment of receivable	29,489	15,317
Others	(191)	15
	515,848	550,229
Offsetting	(2,452)	(1,903)
Deferred tax assets (after offsetting)	513,396	548,326

14 DEFERRED TAX (CONT'D.)

	2006 RM'000	2005 RM'000
Deferred tax liabilities (before offsetting)		
Property, plant and equipment	(1,432)	(556)
Film library and programme rights	(1,383)	(1,389)
Interest receivable	(11,768)	(15,913)
Others	(3)	(8)
	(14,586)	(17,866)
Offsetting	2,452	1,903
Deferred tax liabilities (after offsetting)	(12,134)	(15,963)
The deferred tax assets are expected to be reversed as follows:		
Within one year	59,519	33,910
After one year	453,877	514,416
Total deferred tax assets	513,396	548,326

The Directors have reviewed the business plans for the relevant subsidiaries and are of the opinion that sufficient taxable income will be generated in future financial years to utilise the tax losses and capital allowances carried forward.

The Group has the following amounts of tax losses, capital allowances and other temporary differences carried forward in relation to companies in Malaysia, Hong Kong and other countries for which the related tax effects have not been included in the financial statements:

	2006 RM'000	2005 RM'000
Tax losses carried forward	276,282	219,572
Capital allowances carried forward	504	456
Other temporary differences carried forward	—	148

In addition, certain Malaysian subsidiaries have unutilised investment tax allowances which amounted to approximately:

	2006 RM'000	2005 RM'000
Investment tax allowances	200,681	482,578

The benefits of unutilised tax losses, capital allowances and investment tax allowances can be carried forward indefinitely and will be obtained when the relevant subsidiaries derive future assessable income of a nature and of an amount sufficient for these carried forward tax losses, capital allowances and investment tax allowances to be utilised respectively. No deferred tax asset is recognised from the tax benefits arising from Investment Tax Allowances ("ITA") as ITA relates to qualifying capital expenditure which also qualify for capital allowances.

15 OTHER FINANCIAL ASSETS (OTHER INVESTMENTS)

	2006 RM'000	2005 RM'000
At beginning of financial year	—	—
Addition	24,151	—
Currency translation differences	(335)	—
At end of financial year	23,816	—

Other financial assets represent an investment in an unlisted company in the United States of America made during the year. There is no significant change in the fair value of the investment since acquisition.

Under IFRS requirements, these are categorised as available-for-sale financial assets.

16 INTANGIBLE ASSETS

Group	Goodwill RM'000	Film library & programme rights RM'000	Software costs RM'000	Remastering costs RM'000	Others RM'000	Total RM'000
At 1 February 2004						
Cost	445	633,233	78,636	44,367	2,750	759,431
Accumulated amortisation	(59)	(356,043)	(68,046)	—	—	(424,148)
Production in progress	—	3,212	—	—	—	3,212
Net book amount	386	280,402	10,590	44,367	2,750	338,495
Net book amount						
At 1 February 2004	386	280,402	10,590	44,367	2,750	338,495
Additions	—	122,138	42,067	—	—	164,205
Amortisation charge	(89)	(139,807)	(4,820)	—	(530)	(145,246)
Write offs	—	—	(439)	—	—	(439)
Currency translation differences	—	(915)	(2)	36	—	(881)
Transfer to property, plant and equipment	—	—	13,953	—	—	13,953
Transfer to film library and programme rights	—	12,629	—	(12,629)	—	—
At 31 January 2005	297	274,447	61,349	31,774	2,220	370,087

16 INTANGIBLE ASSETS (CONT'D.)

Group	Goodwill RM'000	Film library & programme rights RM'000	Software costs RM'000	Remastering costs RM'000	Others RM'000	Total RM'000
At 31 January 2005						
Cost	445	746,985	129,746	31,774	2,750	911,700
Accumulated amortisation and impairment	(148)	(474,890)	(68,397)	—	(530)	(543,965)
Production in progress	—	2,352	—	—	—	2,352
Net book amount	297	274,447	61,349	31,774	2,220	370,087
Net book amount						
At 1 February 2005	297	274,447	61,349	31,774	2,220	370,087
Additions	48	150,743	67,852	—	23,737	242,380
Amortisation charge	—	(160,876)	(12,122)	—	(7,568)	(180,566)
Currency translation differences	—	(1,951)	(5)	(254)	(190)	(2,400)
Acquisition of subsidiaries	—	—	—	—	29,232	29,232
Transfer to property, plant and equipment	—	—	1,401	—	—	1,401
Transfer to film library and programme rights	—	10,805	—	(10,805)	—	—
At 31 January 2006	345	273,168	118,475	20,715	47,431	460,134
At 31 January 2006						
Cost	345	869,451	199,065	20,715	55,408	1,144,984
Accumulated amortisation and impairment	—	(595,762)	(80,590)	—	(7,977)	(684,329)
Production in progress	—	(521)	—	—	—	(521)
Net book amount	345	273,168	118,475	20,715	47,431	460,134

The amount of intangible assets which are pledged as security for bank financing facilities are disclosed in Note 21(e).

Remastering costs comprise payments made in advance for the remastering of films. The costs are transferred to film library and programme rights upon acceptance of remastered films. Amortisation of remastering costs commences after the transfer of the costs to film library and programme rights.

17 INVENTORIES

	2006 RM'000	2005 RM'000
At cost		
Set-top boxes	35,891	29,949
Tapes and other materials	9,896	9,019
Total inventories	45,787	38,968

The amount of inventories which are pledged as security for bank financing facilities are disclosed in Note 21(e).

18 RECEIVABLES AND PREPAYMENTS

	2006 RM'000	2005 RM'000
Trade receivables	346,682	302,135
Impairment of trade receivables	(99,353)	(48,806)
Trade receivables – net	247,329	253,329
Other receivables	109,986	77,959
Impairment of other receivables	(897)	(445)
Other receivables – net	109,089	77,514
Amounts due from associates	3,858	6,582
Amounts due from related parties	15,714	13,010
Total net receivables	375,990	350,435
Prepayments	105,726	63,321
	481,716	413,756

The amount of receivables which are pledged as security for the bank financing facilities are disclosed in Note 21(e). Credit terms of trade receivables range from zero to 60 days.

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers. The Directors believe that there is no additional credit exposure above the amounts provided.

18 RECEIVABLES AND PREPAYMENTS (CONT'D.)

Total net receivables were denominated in the following currencies:

	2006 RM'000	2005 RM'000
Ringgit Malaysia	297,966	287,628
United States Dollar ("USD")	37,077	23,684
Hong Kong Dollar ("HKD")	8,479	4,679
Indian Rupee ("INR")	21,773	—
Others	10,695	34,444
	375,990	350,435

19 DERIVATIVE FINANCIAL INSTRUMENTS

	2006		2005	
	Assets RM'000	Liabilities RM'000	Assets RM'000	Liabilities RM'000
Interest-rate swaps – cash flow hedges	15,154	—	338	1,968

Interest-rate swap

The notional principal amounts of the outstanding interest-rate swap contracts as at 31 January 2006 were RM843,525,000 (2005: RM427,556,000).

At 31 January 2006, fixed interest rates vary from 4.04% to 4.41% (2005: 4.04% to 4.41%) and the main floating rates are as per LIBOR.

The valuation policies of the interest rate swaps are disclosed in the Financial Risk Management section.

The fair value gains have been recognised in the Statement of Changes in Shareholders' Equity.

The interest-rate swap contracts amounting to RM140,587,500 (2005: RM142,518,667) and RM702,937,500 (2005: RM285,037,333) mature on 18 October 2010 and 18 October 2011 respectively.

20 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2006 RM'000	2005 RM'000
Deposits with licensed banks and financial institutions	756,951	916,910
Cash and bank balances	91,160	49,622
Cash and cash equivalents	848,111	966,532

20 CASH AND CASH EQUIVALENTS (CONT'D.)

The amount of deposits, cash and bank balances pledged as security for the bank financing facilities are disclosed in Note 21(e). Deposits of the Group have an average maturity of 35 days (2005: 21 days).

The effective interest rates per annum for deposits as at the end of the financial year are between 1.5% to 4.3% (2005: 0.9% to 4.6%).

Deposits, cash and bank balances are denominated in the following currencies:

	2006 RM'000	2005 RM'000
RM	743,386	935,660
USD	85,881	24,413
HKD	16,325	2,905
Others	2,519	3,554
	848,111	966,532

21 BORROWINGS (INTEREST BEARING, SECURED)

		2006 RM'000	2005 RM'000
Current			
Bank loan	(a)	1,956	1,214
Finance lease liabilities	(b)	32,493	29,539
Total current borrowings		34,449	30,753
Non-Current			
BPI Facilities (more than 5 years)	(c)	—	295,964
Finance lease liabilities (later than 1 year but not more than 5 years)	(b)	26,484	58,976
Total non-current borrowings		26,484	354,940
Total borrowings		60,933	385,693
Total borrowings are denominated in the following currencies:			
RM		58,977	384,479
Others		1,956	1,214
		60,933	385,693

The effective interest rates per annum of the borrowings as at the end of the financial year are 8.0% (2005: 8.0%) and 9.7% (2005: 9.7%) for the bank loan and finance lease respectively.

21 BORROWINGS (INTEREST BEARING, SECURED) (CONT'D.)

(a) Bank loan

A standby letter of credit which is valid from 2 November 2005 to 2 April 2007 has been provided as security for the bank loan.

(b) Finance lease liabilities

These represent amounts owing to MEASAT Satellite Systems Sdn. Bhd. ("MSS"), a related party, for the leasing of transponders on the Malaysia East Asia Satellite 1 ("M1").

	2006 RM'000	2005 RM'000
Present value and maturity period of lease rental obligations:		
Current – Not later than 1 year	32,493	29,539
Non-current – Later than 1 year and not more than 5 years	26,484	58,976
Total	58,977	88,515

The transponder lease rental payments are payable quarterly in advance over the term of 11.5 years, which commenced on 1 May 1996.

The following is a summary of the minimum lease payments:

	2006 RM'000	2005 RM'000
Lease rental obligations		
Minimum lease payments:		
Not later than 1 year	37,029	37,029
Later than 1 year and not more than 5 years	27,775	64,803
	64,804	101,832
Future finance charges on finance lease	(5,827)	(13,317)
Present value of lease rental obligation	58,977	88,515

One of the five transponders leased on M1 is rent free until revenue is generated from commercial use of that transponder, whereupon the rental will be mutually agreed based on prevailing market rates, prorated according to transponder capacity utilised.

21 BORROWINGS (INTEREST BEARING, SECURED) (CONT'D.)

(c) RM500.0 million term loan facility with bank guarantee sub-limit of RM100.0 million ("BPI Facility")

On 6 February 2003, MBNS entered into a financing agreement with Bank Pembangunan dan Infrastruktur Malaysia Berhad ("BPI") for term loan facilities. The BPI Facilities have a tenure of 10 years and consist of 2 tranches as follows:

Tranche 1: RM300.0 million is available within 12 months from date of the agreement. Interest is payable at 7.0% per annum for the 1st to 5th year and 1.5% per annum over the lender's cost of funds ("COF") as defined in the agreement for the 6th to 10th year. The BPI facility, which has been fully utilised as at 31 January 2005 was repaid on 16 January 2006, in advance of its repayment schedule.

Tranche 2: RM200.0 million is available within 5 years from date of the agreement. Interest is payable at 1.5% per annum over the COF.

The BPI Facilities are subject to covenants, representations and warranties, events of default and MBNS consolidated financial ratio covenants.

Interest is payable semi-annually in arrears. The BPI Facilities are repayable in the 9th and 10th year from date of first drawdown at equal instalments of RM250.0 million each. The bank guarantee interest per annum is 1.0% on the amount guaranteed. Assets pledged as collateral under the BPI Facilities are disclosed in Note 21(e).

On 13 March 2006, the Group issued a notice to cancel the BPI Facilities with immediate effect.

(d) USD300 million Guaranteed Term and Revolving facilities

The Company entered into a USD300 million Guaranteed Term and Revolving Facilities Agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities, comprise Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), will be used to refinance, prepay or reimburse the Company's debts and to finance general corporate purposes and working capital of the Company and its subsidiaries. As at 31 January 2006, the Company has not drawn on the facilities.

(e) Securities for bank financing facilities

The amount of assets pledged is as follows:

	2006 RM'000	2005 RM'000
Property, plant and equipment	214,763	200,454
Subsidiaries	10,000	8,453,162
Intangible assets	147,821	89,148
Inventories	43,692	35,890
Receivables and prepayments	615,558	1,535,766
Deposits, cash and bank balances	188,957	445,922
	1,220,791	10,760,342

As at 31 January 2006, securities created by way of corporate guarantees, debentures, bank accounts assignments and share charges, under the USD265 million term loan facilities ("USD term loan"), USD80.0 million foreign structured trade finance ("ECA") and RM715.0 million Private Debt Securities ("PDS") have been fully discharged.

21 BORROWINGS (INTEREST BEARING, SECURED) (CONT'D.)

(e) Securities for bank financing facilities (cont'd.)

Assets of MBNS and Digicast (before elimination of inter-company balances) are still pledged for the BPI Facilities.

The rights, titles, interests and benefits in MBNS for the following are also assigned to the BPI Facilities:

(i) All Asia Broadcast Centre leased land.

(ii) M1 transponder lease agreement with MSS, the transponder insurance and the broadcasters all risk policy; and

(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

As at 31 January 2006, no other deposits have been pledged to secure bank borrowings or facilities other than as disclosed above. For the financial year ended 31 January 2005, deposits pledged of RM1,982,000 by certain subsidiaries were for ad-hoc bank guarantees and letters of credit.

22 PAYABLES

	2006 RM'000	2005 RM'000
Current		
Trade payables and accruals	321,789	263,301
Other payables and accruals	296,896	163,935
Amounts due to related parties	22,436	19,769
Unearned revenue	100,729	85,778
	741,850	532,783
Non current		
Trade payables and accruals	239,768	143,874
Other payables and accruals	—	835
Amounts due to related parties	8,183	8,295
Amount due to an associate	348	361
	248,299	153,365

22 PAYABLES (CONT'D.)

Credit terms granted by vendors generally range from zero to 90 days. Vendors of set-top boxes have granted extended payment terms of 12 months and 24 months ("vendor financing") on a letter of credit basis to the Group as set out below:

(i) Interest charged for 12 months vendor financing terms is at the twelve-month USD LIBOR calculated at 335 days from invoice date and/or the twelve-month Singapore Inter Bank Offer Rate ("SIBOR") + 1.5% per annum calculated at 360 days from delivery date.

(ii) Interest charged for 24 months vendor financing terms is at two year USD swap rate calculated at 700 days from invoice date and/or twenty-four month SIBOR (as defined in the agreement) + 1.5% per annum calculated at 725 days from delivery date.

The effective interest rates at the end of the financial year range between 2.7% and 6.4% (2005: 1.3% and 5.0%) per annum.

Total payables (excluding unearned revenue) were denominated in the following currencies:

	2006 RM'000	2005 RM'000
RM	454,768	346,640
USD	280,394	219,515
INR	122,043	998
EURO	8,053	9,345
HKD	10,384	10,922
Others	13,778	12,950
	889,420	600,370

23 SHARE CAPITAL

	2006 RM'000	2005 RM'000
Authorised		
Ordinary shares of 10p each		
At beginning/end of financial year (3,000,000,000 ordinary shares)	1,851,000	1,851,000
Issued and fully paid		
Ordinary shares of 10p each		
At beginning of financial year (1,922,449,361 (2005: 1,918,758,461) ordinary shares)	1,192,173	1,189,541
Shares issued pursuant to exercise of share options (4,883,100 (2005: 3,690,900) ordinary shares)	3,259	2,632
At end of financial year (1,927,332,461 (2005: 1,922,449,361) ordinary shares)	1,195,432	1,192,173

The issue of shares related to amounts issued to employee share option schemes for a cash consideration of RM17,928,000 (2005: RM13,472,000).

23 SHARE CAPITAL (CONT'D.)

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") (collectively the "Schemes")

The Company's ESOS and MSIS came into effect on 22 October 2003 for a period of 10 years. These Schemes are governed by the 2003 Bye-Laws, which were approved by the Board of Directors and Shareholders of the Company on 29 September 2003.

The main features of the ESOS and MSIS are as follows:

- The total number of shares which may be issued by the Company shall not exceed in aggregate 10% of the Company's issued and fully paid share capital at any time during the existence of these Schemes.
- The total number of shares which may be issued under options granted under these Schemes to executive Directors and members of senior management of the Company and its subsidiaries shall not exceed in aggregate 50% of the shares available under these Schemes.
- The total number of shares which may be issued under options granted under these Schemes to any employee who, either singly or collectively through his/her associates, holds 20% or more in the issued and fully paid share capital of the Company shall not exceed in aggregate 10% of the shares available under these Schemes.
- Subject to the discretion of the Board, any employee (including an executive director) shall be eligible to participate in the ESOS.
- The option price under the ESOS and MSIS initial grant is the price at which a share is subscribed for by a retail investor under the IPO.
- The option price under the ESOS and MSIS for any subsequent grant, is the weighted average of the market price quotation of shares for the five market days immediately preceding the date on which the option is granted less, if the Board of Directors shall so determine at their discretion from time to time, a discount of not more than 10% or the par value of a share, whichever is higher.
- Details of the share option eligibility criteria may be obtained by the employees from the Human Resource Division.
- No option shall be granted pursuant to these Schemes on or after the tenth anniversary of the date on which these Schemes shall become effective, and no awards granted prior to such tenth anniversary may extend beyond that.

The movement of the number of share options outstanding and their related weighted average exercise prices are as follows:

	2006		2005	
	Average exercise price per share RM	Number of options	Average exercise price per share RM	Number of options
Group and Company				
ESOS				
At beginning of financial year	3.77	24,618,900	3.65	27,114,800
Granted	4.73	34,970,300	4.60	3,132,000
Lapsed	4.44	(3,871,300)	3.72	(1,937,000)
Exercised	3.67	(4,883,100)	3.65	(3,690,900)
At end of financial year	4.40	50,834,800	3.77	24,618,900
Group and Company				
MSIS				
At beginning of financial year	3.72	8,023,400	3.65	7,647,500
Granted	—	—	4.56	745,900
Lapsed	4.56	(90,000)	3.65	(370,000)
Exercised	—	—	—	—
At end of financial year	3.72	7,933,400	3.72	8,023,400

23 SHARE CAPITAL (CONT'D.)

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") (collectively the "Schemes") (cont'd.)

ESOS

The share options granted give the option holders the right to purchase the shares of the Company and will expire on 21 October 2013. The share options vest over a period of 3 years from the date of grant, whereby one third of the options granted will vest each year. The weighted average share price of the ESOS exercised during the financial year was RM5.43 (2005: RM4.95).

The options over ordinary shares of the Company outstanding under the ESOS as at end of financial years, consist of the following:

Date granted	Exercise price RM	Vesting period	Number of options over ordinary shares 2006	2005
22 October 2003	3.65	22 October 2004 - 2006	15,470,000	21,139,100
30 January 2004	3.96	30 January 2005 - 2007	331,400	456,800
30 April 2004	4.75	30 April 2005 - 2007	826,100	1,002,500
19 May 2004	4.40	19 May 2005 - 2007	498,800	498,800
30 July 2004	4.10	30 July 2005 - 2007	420,500	567,100
30 October 2004	4.59	30 October 2005 - 2007	356,000	561,100
30 January 2005	5.13	30 January 2006 - 2008	265,500	393,500
11 March 2005	4.80	11 March 2006 - 2008	752,000	—
1 April 2005	4.70	1 April 2006 - 2008	26,483,200	—
30 April 2005	4.76	30 April 2006 - 2008	1,872,200	—
1 August 2005	5.13	1 August 2006 - 2008	1,753,000	—
24 October 2005	4.78	24 October 2006 - 2008	20,000	—
30 October 2005	4.78	30 October 2006 - 2008	1,786,100	—
			50,834,800	24,618,900

MSIS

The share options granted give the option holders the right to purchase the shares of the Company and will expire on 21 October 2013. The share options vested on 30 April 2006, subject to the Group meeting certain performance criteria, and are exercisable 3 years from 22 October 2003, the date of the initial grant.

The options over ordinary shares of the Company outstanding under the MSIS as at end of financial years, consist of the following:

Date granted	Exercise price RM	Vesting date	Number of options over ordinary shares 2006	2005
22 October 2003	3.65	30 April 2006	7,277,500	7,277,500
30 April 2004	4.75	30 April 2006	395,900	395,900
30 July 2004	4.10	30 April 2006	180,000	180,000
30 October 2004	4.59	30 April 2006	80,000	170,000
			7,933,400	8,023,400

23 SHARE CAPITAL (CONT'D.)

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") (collectively the "Schemes") (cont'd.)

Out of the 58,768,200 outstanding options (2005: 32,642,300 options), 8,757,400 options (2005: 4,912,100 options) were exercisable. Options exercised in 2006 resulted in 4,883,100 shares (2005: 3,690,900 shares) being issued at an average cost of RM3.67 (2005: RM3.65) each. The related weighted average price at the time of exercise was RM5.43 (2005: RM4.95) per share.

The weighted average fair value of options granted during the period determined using the Binomial valuation model was RM1.40 (2005: RM1.45) each. The significant inputs into the model included the weighted average share price of RM5.26 (2005: RM5.10) at the grant date, average risk-free interest rate of 4.51%, weighted average expected dividend yield of 1.22%, exercise prices shown above and standard deviation of expected share price returns of 20.5%. The volatility measured at a standard deviation of expected share price returns is based on statistical analysis of daily share prices since 28 October 2003.

Options granted under the ESOS and MSIS schemes do not carry any dividend or voting rights prior to the exercise of the options. Upon exercise of the options, shares issued rank pari passu in all respects with existing ordinary shares of the Company.

24 SHARE PREMIUM

	2006 RM'000	2005 RM'000
Premium on ordinary shares of 10p each		
At beginning of financial year	2,118,942	2,108,102
Premium on issuance of ordinary shares:		
– pursuant to exercise of share options	14,670	10,840
Transfer to reserve upon cancellation	(2,122,588)	—
At end of financial year	—	2,118,942

On 24 August 2005, the High Court of Justice in England and Wales granted the Order confirming the cancellation of the share premium and accordingly, the amount of RM2,122,588,000 standing to the credit of the share premium account was transferred to the Company's distributable reserve.

The Company provided an undertaking to the Court not to make any distributions until the amount owing to non-consenting creditors and other liabilities as at 31 August 2005 were settled. As at 1 December 2005, the amounts owing to non-consenting creditors and other liabilities have been settled and the cancellation took effect on 31 August 2005 when the Order was registered at the Registrar of Companies of England and Wales.

25 MERGER RESERVE

The merger reserve arose from the Company's business combination with AOL. The merger reserve represents the excess of the value of the share capital of AOL acquired of RM1,242,875,000 over the nominal value of shares of the Company being issued of RM724,429,000.

26 PRIOR YEAR ADJUSTMENT

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 1 January 2005, the provision of share options to employees did not result in a charge in the profit and loss account. Subsequent to that date, the Group has adopted the Binomial share option valuation methodology for the valuation of share options granted under the Company's share option schemes. The Company and Group have restated the comparative information and opening balance of accumulated losses for prior year charges ("Prior Year Adjustments" [PYA]), as required under the transitional provisions of IFRS 2 – Share-based Payment. The effects of the PYA are shown in Note A of the significant accounting policies.

27 MINORITY INTERESTS

	2006 RM'000	2005 RM'000
At beginning of financial year	31	28
Share of net (loss)/profit	(7,256)	3
Dilution of equity interest in a subsidiary	15,400	—
Acquisition of a subsidiary	6,282	—
At end of financial year	14,457	31

Minority shareholders shared their losses in the subsidiaries up to the amount invested. The minority shareholders' share of losses exceeding the amount invested amounted to:

	2006 RM'000	2005 RM'000
Group's reversal of losses for the financial year not recognised	(414)	(90)
Cumulative Group's share of results not recognised	(404)	10

28 NON-CASH TRANSACTIONS

For the purpose of the cash flow statement, the principal non-cash transactions are as follows:

Financial year ended 31 January 2006

(a) Consumable items of RM2,418,000 and subsequent settlement of liabilities using these consumable items.

(b) Acquisition of business (Goal TV Asia Limited) for RM20,562,000 and subsidiary (Plus Interactive Asia Limited) for RM6,281,000.

Financial year ended 31 January 2005

(a) Advertising airtime sales in exchange for property, plant and equipment of RM393,000 and consumable items of RM3,971,000 and subsequent settlement of liabilities using these consumable items.

29 FINANCIAL INSTRUMENTS

(a) Credit risk

The Group has no significant concentration of credit risk. A majority of the Group's deposits are placed with major financial institutions in Malaysia.

(b) Fair values

The carrying amounts of the Group's financial assets and liabilities at the balance sheet date approximate their fair values except as set out below:

	2006		2005	
	Carrying amounts RM'000	**Fair value RM'000**	**Carrying amounts RM'000**	**Fair value RM'000**
Fixed rate financial liabilities which are denominated in RM				
BPI Facilities	—	—	295,964	313,811
Finance lease facilities	58,977	63,076	88,515	96,406
	58,977	63,076	384,479	410,217

The interest on non-current payables are charged on a floating rate basis and hence the carrying amounts approximate their fair values at the respective balance sheet dates.

The maturity profile of the Group's financial liabilities* is as follows:

	2006 RM'000	**2005 RM'000**
Not later than 1 year	675,570	477,758
Later than 1 year and not more than 5 years	274,783	212,341
Later than 5 years	—	295,964
	950,353	986,063

* The financial liabilities of the Group which are included in the maturity profile are made up of borrowings and payables (excluding unearned revenue).

29 FINANCIAL INSTRUMENTS (CONT'D.)

(c) Interest rate risk

The interest rate risk and currency profile of the Group's financial assets are as follows:

Group	2006			2005		
Currency	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000
RM	695,687	345,666	1,041,353	897,562	325,726	1,223,288
USD	59,765	63,387	123,152	16,984	31,113	48,097
HKD	—	24,804	24,804	—	7,584	7,584
Others	1,499	33,293	34,792	2,364	35,634	37,998
	756,951	467,150	1,224,101	916,910	400,057	1,316,967

* The financial assets of the Group which earn interest are made up of debtors and deposits with licensed banks and financial institutions.

** The financial assets of the Group which do not earn interest are principally debtors.

30 SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has a number of related party transactions and the Group's policy is, where practicable, to agree terms with the related parties which are similar to those that would be available if the transaction was contracted with a third party.

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn. Bhd. ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes ("the Trust").

The principal companies associated with UTSB are Tanjong Public Limited Company ("Tanjong") and Maxis Communications Berhad ("Maxis"). MAI Holdings Sdn. Bhd. is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Kristal-Astro	Associate of the Company
Maxis Mobile Sdn. Bhd.	Subsidiary of Maxis
Maxis Broadband Sdn. Bhd.	Subsidiary of Maxis
Malaysian Mobile Services Sdn. Bhd.	Subsidiary of Maxis
UTSB Management Sdn. Bhd.	Subsidiary of UTSB
SRG Asia Pacific Sdn. Bhd.	Subsidiary of UTSB
Bonuskad Loyalty Sdn. Bhd.	Associate of UTSB
MEASAT Satellite Systems Sdn. Bhd. ("MSS")	Subsidiary of MAI Holdings Sdn. Bhd.
Valuelabs	Director of a subsidiary of the Company is also a director and shareholder of Valuelabs

30 SIGNIFICANT RELATED PARTY DISCLOSURES (CONT'D.)

The following significant transactions were carried out with related parties:

(a) Sales of goods and services

	2006 RM'000	2005 RM'000
Multimedia and interactive sales to:		
Maxis Mobile Sdn. Bhd.	—	2,106
Malaysian Mobile Services Sdn. Bhd.	6,171	6,380
Set-top boxes sales to:		
Kristal-Astro	1,885	2,491

(b) Purchases of goods and services

	2006 RM'000	2005 RM'000
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn. Bhd.	14,084	16,919
Valuelabs	6,789	7,433
Marketing, programming and advertising services from:		
Bonuskad Loyalty Sdn. Bhd.	1,232	2,385
Telecommunication services from:		
Maxis Broadband Sdn. Bhd.	6,871	6,085
Interaction call center services from:		
SRG Asia Pacific Sdn. Bhd.	1,976	1,842
Expenses related to finance leases		
MSS	15,462	18,147

Interaction call centre services

Interaction call centre services are charged based on terms and conditions negotiated and agreed by the parties.

Expenses related to finance leases

The amounts payable to MSS represent interest, executory and related costs arising from the lease of the transponders from MSS (refer to Note 21(b)).

30 SIGNIFICANT RELATED PARTY DISCLOSURES (CONT'D.)

(c) Year end balances arising from significant sales/purchases of goods and services

	2006 RM'000	2005 RM'000
Receivable from related parties		
Malaysian Mobile Services Sdn. Bhd.	5,034	5,175
Kristal-Astro	3,668	2,491
Payable to related parties		
UTSB Management Sdn. Bhd.	12,142	11,717
Valuelabs	—	1,239
SRG Asia Pacific Sdn. Bhd.	696	950
Bonuskad Loyalty Sdn. Bhd.	223	534
Maxis Broadband Sdn. Bhd.	1,359	3,012
MSS	3,138	18,147

(d) Key management personnel's remuneration and emoluments excluding Directors:

	2006 RM'000	2005 RM'000
Salaries and short term employee benefits	10,469	8,006
Defined contribution plan	234	246
Share-based payments	1,169	823
	11,872	9,075

31 COMMITMENTS

(a) Capital commitments

Capital commitments contracted for at the balance sheet date but not recognised in the financial statements are as follows:

	2006 RM'000	2005 RM'000
Capital expenditure	34,031	37,024
Investment in an associate	18,706	18,857
Advances to associates	2,538	24,167
	55,275	80,048

31 COMMITMENTS (CONT'D.)

(a) Capital commitments (cont'd.)

Capital commitment for investment in an associate

The capital commitment for investment in TVBPH relates to the remaining payment for additional shares issued to the Group on 30 November 2001 ("Additional Shares") and uncalled ordinary share capital following the acquisition on 20 August 2003 of an additional 10% of the issued ordinary share capital (of which 7.9% has been fully paid) ("Uncalled Shares"). These payments are to be settled in four tranches of HKD9,675,000 each, two of which were due for payment on 30 September 2004 and 30 June 2005. As at 31 January 2006, the Group was negotiating for the deferment of the payments.

The Additional Shares rank pari passu in all respect with the existing shares except that the Additional Shares shall be credited when paid and voting rights shall accrue in proportion to the amounts paid and dividends shall be apportioned and paid pro-rata according to the amounts paid on the Additional Shares. The shareholding in TVBPH will increase from 26.3% (2005: 26.3%) to 30.0% upon the full payment of the Additional Shares and Uncalled Shares.

(b) Programming commitments

The Group has the following contracted film library and programme rights at the balance sheet date which has not been recognised in the financial statements:

	2006 RM'000	2005 RM'000
Film library and programme rights	107,955	37,499

(c) Operating lease commitments (non-cancellable)

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2006 RM'000	2005 RM'000
Not later than 1 year	434	2,093
Later than 1 year and not more than 5 years	9,580	5,895
Later than 5 years	12,527	22,843
	22,541	30,831

32 CONTINGENT LIABILITIES

The Group have provided guarantees amounting to RM27,216,000 (2005: RM1,740,000) in respect of licence fees payable by third parties.

33 SIGNIFICANT POST BALANCE SHEET EVENTS

Proposed participation in multi-channel digital satellite pay television and multimedia business in Indonesia.

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed participation would have resulted in the Group holding a 51% effective interest in PT Direct Vision ("PTDV"), with an initial commitment of USD15.3 million and shareholder loan facilities of USD35 million.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and procure the necessary licenses.

Having submitted applications to regulatory authorities in December 2005, PTDV has since received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators. PTDV has also received revised Foreign Investment Board approval for the Group to take up a 20% equity interest.

On 28 February 2006, PTDV launched a nationwide service under the Astro brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn. Bhd., the proprietor of the Astro trademark.

The Shareholders Agreement for ASTRO's investment is currently being finalised, with the Group equity investment anticipated to be reduced to approximately USD6 million for a 20% stake, and the shareholder loan facilities reduced from USD35 million to USD10 million. Additionally, the Group will be rendering services, including programming supply and technology services, to PTDV on commercial terms.

On 28 April 2006, the Conditions Precedent Date and Closing Date (as defined in the SSA) have been extended to 14 July 2006 and 31 July 2006 respectively.

34 SUBSIDIARIES

The subsidiaries of the Group, all of which have been included in the consolidated financial statements, are shown below.

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2006 %	Effective interest 2005 %	Principal activities
Directly held by the Company					
ASTRO Overseas Limited ("AOL")	Bermuda	Ordinary	100	100	Investment holding
MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS")	Malaysia	Ordinary	100	100	Providing Direct-to-Home satellite broadcasting services
MEASAT Publications Sdn. Bhd. ("MPUB")	Malaysia	Ordinary	100	100	Magazine publication and distribution

34 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2006 %	Effective interest 2005 %	Principal activities
Directly held by the Company (cont'd.)					
ASTRO Productions Sdn. Bhd. ("APRD")	Malaysia	Ordinary	100	100	Production and distribution of television drama programmes
ASTRO Shaw Sdn. Bhd. ("ASSB")	Malaysia	Ordinary	100	100	Production and distribution of films
MBNS Multimedia Technologies Sdn. Bhd.	Malaysia	Ordinary	100	100	Research and development of multimedia related technologies
Multimedia Interactive Technologies Sdn. Bhd. ("MMIT")	Malaysia	Ordinary	100	100	Development and licensing of multimedia and interactive applications
Maestro Talent and Management Sdn. Bhd.	Malaysia	Ordinary	100	100	Development and management of new talent in entertainment and broadcast industry and music recording
Radio Advertising and Programming Systems Sdn. Bhd. (In Member's Voluntary Winding-Up) (6)	Malaysia	Ordinary	100	100	Investment holding
MEASAT Radio Communications Sdn. Bhd.	Malaysia	Ordinary	100	100	Operation of commercial radio broadcasting stations
Maestra Broadcast Sdn. Bhd.	Malaysia	Ordinary	100	100	Operation of commercial radio broadcasting stations
Hotspotz.Com Sdn. Bhd.	Malaysia	Ordinary	100	100	Multimedia and interactive advertising
Airtime Management and Programming Sdn. Bhd. ("AMP")	Malaysia	Ordinary	100	100	Management of commercial radio broadcasting stations, content and programming provider and provision of multimedia and advertising agency services
Radio Lebuhraya Sdn. Bhd. ("RLSB")	Malaysia	Ordinary	100	—	Establish, operate and maintain a radio broadcasting station
Subsidiaries held by AOL					
Asia Company No. 1 Limited (In Member's Voluntary Winding-Up) ("ACNL") (2)	Bermuda	Ordinary	100	100	Investment holding

34 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2006 %	Effective interest 2005 %	Principal activities
Subsidiaries held by AOL (cont'd.)					
All Asia Radio Technologies Limited ("AART")	Hong Kong	Ordinary	100	—	Investment holding and engaging in radio broadcasting and provision of programming, operation of radio stations, airtime sales and marketing and its related activities
ASTRO All Asia Entertainment Networks Limited ("AAAE")	Hong Kong	Ordinary	100	—	Investment holding
ASTRO Nusantara International B.V.	Netherlands	Ordinary	100	—	Investment holding
ASTRO Nusantara Holdings B.V.	Netherlands	Ordinary	100	—	Investment holding
All Asia Interactive Technologies (BVI) Ltd ("AAIT")	BVI	Ordinary	100	—	Investment holding
Global Sports Entertainment S.à r.l.	Luxembourg	Ordinary	100	—	Investment holding
ASTRO (Brunei) Sdn. Bhd. ("ABSB") (3)	Malaysia	Ordinary	100	100	Investment holding
All Asia Television and Radio Company (BVI) Ltd (3)	BVI	Ordinary	100	100	Investment holding
MEASAT Broadcast Network Systems (BVI) Ltd (3)	BVI	Ordinary	100	100	Investment holding
ASTRO Broadcast Corporation (BVI) Ltd (3)	BVI	Ordinary	100	100	Investment holding
ASTRO Radio Broadcast (BVI) Ltd ("ARB") (3)	BVI	Ordinary	100	100	Investment holding
ASTRO Multimedia International (BVI) Ltd (3)	BVI	Ordinary	100	100	Inactive
East Asia Entertainment (BVI) Ltd ("EAE") (3)	BVI	Ordinary	100	100	Investment holding
Digital Software Exports Ltd ("DSEL") (3)	Mauritius	Ordinary	100	100	Investment holding

34 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2006 %	Effective interest 2005 %	Principal activities
Subsidiaries held by AOL (cont'd.)					
Goal TV Asia Limited (formerly known as Goal TV International (Mauritius) Ltd)	Mauritius	Ordinary	51	100	Channel licensing and distribution
ASTRO E.Com Ltd ("AECL") (3)	Mauritius	Ordinary	100	100	Investment holding
South Asia Radio Holdings Ltd ("SARH") (3)	Mauritius	Ordinary	100	100	Investment holding
ASTRO Entertainment Networks Ltd (3)	Mauritius	Ordinary	100	100	Provision and distribution of programming content
Philippine Animation N.V. ("PANV") (3)	Netherlands Antilles	Ordinary	100	100	Investment holding
ASTRO Multimedia Corporation N.V. (3)	Netherlands Antilles	Ordinary	100	—	Inactive
ASTRO Multimedia N.V. (3)	Netherlands Antilles	Ordinary	100	—	Inactive
Subsidiary held by MBNS					
MEASAT Digicast Sdn. Bhd. ("Digicast")	Malaysia	Ordinary	100	100	Letting of property and related services
Subsidiary held by ASSB					
Tayangan Unggul Sdn. Bhd.	Malaysia	Ordinary	100	100	Film production, acquisition, commissioning and distribution
Subsidiaries held by AMP					
DVR Player.Com Sdn. Bhd.	Malaysia	Ordinary	100	100	Provision of radio services via internet
MAMBO Networks Sdn. Bhd.	Malaysia	Ordinary	100	100	Provision of multimedia and interactive services and products
Subsidiary held by SARH					
Airtime Marketing & Sales India Private Limited	India	Equity	74	74	Radio consultancy, marketing and selling of airtime services

34 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2006 %	2005 %	Principal activities
Subsidiaries held by ARB					
OZ-E-Radio Pty Limited	Australia	Ordinary	100	100	Inactive
ASTRO Broadcasting Pty Limited	Australia	Ordinary	100	100	Inactive
Subsidiary held by AECL and DSEL					
ASTRO Network India Private Limited ("ASTRO Network India") (1)	India	Equity	74	74	Internet service provider business
Subsidiary held by EAE					
Celestial Entertainment Holdings Limited ("CEHL")	Hong Kong	Ordinary	100	100	Investment holding
Subsidiary held by CEHL					
Celestial Pictures Limited ("CPL")	Hong Kong	Ordinary	100	100	Film licensing and distribution
Subsidiaries held by CPL					
Celestial Movie Channel Limited ("CMCL")	Hong Kong	Ordinary	100	100	Distribution of movie channel
Celestial Filmed Entertainment Limited ("CFEL")	Hong Kong	Ordinary	100	100	Film licensing and distribution
Celestial Enterprises Limited ("CEL") (formerly known as 'Celestial Media Limited')	Hong Kong	Ordinary	100	100	Development of media business
Celestial Productions Limited ("CPRL") (4)	Hong Kong	Ordinary	100	100	Film licensing and distribution
Subsidiaries held by CMCL					
Tian Ying Pin Dao Limited	Hong Kong	Ordinary	100	100	Inactive
Tian Ying Movie Channel Limited	Hong Kong	Ordinary	100	100	Operation of television networks
Celestial Television Networks Limited	United Kingdom	Ordinary	100	100	Operation of television networks
Subsidiaries held by CPRL					
Tian Ying Filmed Entertainment Limited ("TYFE") (4)	Hong Kong	Ordinary	100	100	Inactive

34 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2006 %	Effective interest 2005 %	Principal activities
Subsidiaries held by CFEL					
Celestial Filmed Entertainment Inc	United States of America	Common stock	100	100	Film licensing and distribution
Celestial Pictures Inc	United States of America	Common stock	100	100	Inactive
Subsidiaries held by CEL					
Beijing Celestial Channel Consulting Limited	The People's Republic of China	Ordinary	100	—	Provision of consulting and advisory services and development of business in China
Global Entertainment and Management Systems (BVI) Ltd ("GEMS") (4)	BVI	Ordinary	100	100	Investment holding
Subsidiaries held by PANV					
Philippine Animation Studio, Inc	Philippines	Ordinary	95.45	95.45	Animation service provider
Pacific Digital Animation N.V. ("PDA")	Netherlands Antilles	Ordinary	100	100	Studio management and holder of film properties rights
Pacific Digital Inc	Philippines	Ordinary	100	100	Animation digital service Provider
Subsidiary held by AAIT					
Plus Interactive Asia Limited	Hong Kong	Ordinary	75	—	Aggregation and distribution of content over broadband, providing web portal outsourcing services and providing consultancy services
Subsidiaries held by AAAE					
ASTRO Broadcast Corporation Ltd ("ABC") (5)	Mauritius	Ordinary	100	100	Creation, production, acquisition, aggregation and syndication digital multimedia programming content in the form of television and radio programmes and channels for distribution across Asia Pacific markets
All Asia Programming Systems (BVI) Ltd	BVI	Ordinary	100	—	Content creation and aggregation of kids channel
All Asia Broadcast Networks Ltd	BVI	Ordinary	100	—	Content creation and aggregation of sinetron channel

34 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2006 %	Effective interest 2005 %	Principal activities
Subsidiaries held by AAAE (cont'd.)					
ASTRO Asia Pacific Broadcast Ltd	BVI	Ordinary	100	—	Content creation and aggregation of movie channel
All Asia Television Broadcast (BVI) Ltd	BVI	Ordinary	100	—	Content creation and aggregation of music/ lifestyle channel
Subsidiary held by PDA					
Philippine Animators Group, Inc	Philippines	Ordinary	100	100	Animation service provider and co-producer
Subsidiary held by AART					
East Asia Radio Technologies Limited	Hong Kong	Ordinary	100	—	Investment holding and engaging in radio broadcasting and provision of programming, operation of radio stations, airtime sales and marketing and its related activities

(1) Deemed effective interest via DSEL's 49% equity interest in ASTRO Network India and AECL's 49% direct equity interest in ASTRO E.Com India Private Limited, which holds 51% equity interest in ASTRO Network India.

(2) ACNL commenced a member's voluntary winding-up on 7 December 2005. On 1 March 2006, it was dissolved pursuant to section 213 of the Companies Act, 1981 of Bermuda.

(3) Pursuant to a distribution in specie of ACNL's surplus assets by appointed liquidator, the wholly-owned subsidiaries of ACNL were transferred to its immediate holding company, AOL on 19 January 2006 (for ABSB) and 26 January 2006 (for the remaining subsidiaries).

(4) Pursuant to an internal reorganisation to re-align CPL's lines of business to allow for greater operational efficiency, the following wholly-owned subsidiaries of the Company were transferred within the Group:

Name of Subsidiary	Transfer from	Transfer to	Date of Transfer
GEMS	CPL	CEL	31 October 2005
CPRL	CFEL	CPL	31 October 2005
TYFE	CMCL	CPRL	13 January 2006

(5) ABC was transferred from ACNL to AAAE on 14 November 2005 pursuant to an internal reorganisation.

(6) RAPS had on 5 January 2006 commenced a member's voluntary winding up.

COMPANY FINANCIAL STATEMENTS

The Directors have elected for the exemption available under Section 230 of the UK Companies Act, 1985 to not present an income statement and its related notes for the Company. The company's financial statements comprising the balance sheet, cash flow statement and statement of changes in shareholders' equity, together with selected additional information, are presented. The company's income statement has been separately disclosed in accordance with the requirements of the Malaysian Companies Act, 1965.

COMPANY BALANCE SHEET AS AT 31 JANUARY 2006

	Note	2006 RM'000	2005 Restated RM'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	(i)	501	282
Subsidiaries	(xiv)	9,235,086	8,443,162
Intangible assets	(iii)	2,026	40
Total non-current assets		9,237,613	8,443,484
CURRENT ASSETS			
Receivables and prepayments	(iv)	315,620	956,048
Other financial assets			
– Derivative financial instruments	(v)	15,154	338
Tax recoverable		885	1,897
Cash and cash equivalents	(vi)	430,008	367,914
Total current assets		761,667	1,326,197
LIABILITIES			
CURRENT LIABILITIES			
Other financial liabilities			
– Derivative financial instruments	(v)	—	1,968
Payables	(vii)	6,552,571	6,411,150
Total current liabilities		6,552,571	6,413,118
Net current liabilities		(5,790,904)	(5,086,921)
NON-CURRENT LIABILITIES			
Deferred tax liabilities	(ii)	11,440	15,913
Total non-current liabilities		11,440	15,913
Net assets		3,435,269	3,340,650

COMPANY BALANCE SHEET AS AT 31 JANUARY 2006 (CONT'D.)

	Note	2006 RM'000	2005 Restated RM'000
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to equity holders of the Company:			
Share capital	(viii)	1,195,432	1,192,173
Share premium	(ix)	11,024	2,118,942
Hedging reserve		15,422	(1,630)
Other reserve		40,584	12,324
Retained earnings		2,172,807	18,841
Total shareholders' equity		3,435,269	3,340,650

The accompanying notes on pages 137 to 146 form part of the company financial statements.

The significant accounting policies and critical accounting estimates and judgements of the company are set out on pages 74 to 86.

Approved by the Board of Directors on 8 May 2006 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

COMPANY CASH FLOW STATEMENT FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2006

	Note	2006 RM'000	2005 Restated RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit for the financial year		105,725	18,720
Intangible assets			
– Amortisation		18	—
Property, plant and equipment			
– Depreciation		82	46
Loss on restructuring		—	17,457
Interest income		(29,172)	(82,910)
RCPS yield		(22,800)	(16,713)
Finance/Interest cost		3,578	34,983
Value of employee services – share options		3,799	1,944
Taxation		(780)	14,662
Unrealised foreign exchange losses		8,874	62
		69,324	(11,749)
Changes in working capital:			
Receivables and prepayments		137,954	(60,330)
Payables		20,745	39,732
Cash generated from operations		228,023	(32,347)
Income tax paid		(2,682)	(5,347)
Interest received		13,558	25,320
Net cash flow from operating activities		238,899	(12,374)
CASH FLOWS FROM INVESTING ACTIVITIES			
Advances to subsidiaries		(82,108)	(567,563)
Repayment from subsidiaries		—	50,135
Investment in subsidiaries		(30,000)	(10,872)
Receipt of RCPS yield on redemption		—	61,609
Purchase of property, plant and equipment		(137)	(252)
Acquisition of intangible assets		(1,968)	—
Net cash flow from investing activities		(114,213)	(466,943)
CASH FLOWS FROM FINANCING ACTIVITIES			
Finance costs		(3,578)	(12,865)
Debt transaction costs incurred		—	(17,152)
Repayment of borrowings		—	(456,060)
Dividends paid		(76,942)	—
Issuance of shares pursuant to exercise of share options		17,928	13,472
Net cash flow from financing activities		(62,592)	(472,605)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		62,094	(951,922)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR		367,914	1,319,836
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	(vi)	430,008	367,914

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2006

	Attributable to equity holders of the Company						
	Issued and fully paid ordinary shares of 10p each		Non-distributable				
	Number of shares '000	Nominal value RM'000	Share premium RM'000	Hedging reserve RM'000	Other reserve RM'000	(Accumulated losses)/ Retained earnings RM'000	Total RM'000
At 1 February 2004							
– as previously reported	1,918,759	1,189,541	2,108,102	—	—	7,763	3,305,406
– prior year adjustment	—	—	—	—	2,351	(412)	1,939
– as restated	1,918,759	1,189,541	2,108,102	—	2,351	7,351	3,307,345
Fair value loss on hedging instrument	—	—	—	(1,630)	—	—	(1,630)
Net income recognised directly in equity	—	—	—	(1,630)	—	—	(1,630)
Profit for the year	—	—	—	—	—	18,720	18,720
Total recognised income	—	—	—	(1,630)	—	18,720	17,090
Share options:							
– proceeds from shares issued	3,690	2,632	10,840	—	—	—	13,472
– value of employee services	—	—	—	—	9,973	—	9,973
Transfer to reserve	—	—	—	—	—	(7,230)	(7,230)
	3,690	2,632	10,840	—	9,973	(7,230)	16,215
At 31 January/1 February 2005	1,922,449	1,192,173	2,118,942	(1,630)	12,324	18,841	3,340,650

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2006

	Attributable to equity holders of the Company						
	Issued and fully paid ordinary shares of 10p each		Non-distributable				
	Number of shares '000	Nominal value RM'000	Share premium RM'000	Hedging reserve RM'000	Other reserve RM'000	(Accumulated losses)/ Retained earnings RM'000	Total RM'000
At 1 February 2005							
– as previously reported	1,922,449	1,192,173	2,118,942	(1,630)	—	21,198	3,330,683
– prior year adjustment	—	—	—	—	12,324	(2,357)	9,967
– as restated	1,922,449	1,192,173	2,118,942	(1,630)	12,324	18,841	3,340,650
Fair value gain on hedging instrument	—	—	—	17,052	—	—	17,052
Net income recognised directly in equity	—	—	—	17,052	—	—	17,052
Profit for the year	—	—	—	—	—	105,725	105,725
Total recognised income	—	—	—	17,052	—	105,725	122,777
Share options:							
– proceeds from shares issued	4,883	3,259	14,670	—	—	—	17,929
– value of employee services	—	—	—	—	30,855	—	30,855
– transfer upon exercise	—	—	—	—	(2,595)	2,595	—
Dividends	—	—	—	—	—	(76,942)	(76,942)
Transfer of share premium upon cancellation	—	—	(2,122,588)	—	—	2,122,588	—
At 31 January 2006	1,927,332	1,195,432	11,024	15,422	40,584	2,172,807	3,435,269

COMPANY INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2006

	2006 RM'000	2005 Restated RM'000
Revenue	130,695	37,414
Cost of sales	—	—
Gross profit	130,695	37,414
Marketing and distribution costs	(6,974)	(5,283)
Administrative expenses	(38,735)	(44,722)
Operating profit/(loss)	84,986	(12,591)
Finance costs	(9,213)	(36,937)
Finance income	29,172	82,910
Profit before taxation	104,945	33,382
Taxation	780	(14,662)
Profit after taxation	105,725	18,720
The following items have been charged in arriving at the operating profit:		
Statutory audit fees to PricewaterhouseCoopers		
– UK	219	228
– firms of the worldwide organisation	418	221
Other fees to PricewaterhouseCoopers		
– audit-related regulatory reporting	140	281
– other assurance services	556	—
Directors' remuneration		
– fees	773	773
– salaries and emoluments	2,256	2,089
– defined contribution plan	302	228
– share-based payment	1,570	1,036
Amortisation of other intangible assets		
– software – included in administrative expenses	18	—
Depreciation of tangible fixed assets	82	38
Rental of equipment	70	36
Rental of building	1,501	9

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006

(i) PROPERTY PLANT AND EQUIPMENT

Equipment, fixtures and fittings

	2006 RM'000	2005 RM'000
At 1 February		
Cost	515	—
Accumulated depreciation	(233)	—
Net book amount	282	—
Additions	301	207
Transfer from subsidiaries	—	113
Depreciation charge	(82)	(38)
At 31 January	501	282
At 31 January		
Cost	816	515
Accumulated depreciation	(315)	(233)
Net book amount	501	282

(ii) DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	2006 RM'000	2005 RM'000
Deferred tax liabilities	(11,440)	(15,913)
	(11,440)	(15,913)
At beginning of financial year	(15,913)	(4,700)
(Charged)/credited to income statement:		
– property, plant and equipment	(19)	—
– tax losses	75	—
– provisions and accruals	272	—
– interest receivable	4,145	(11,213)
	4,473	(11,213)
At end of financial year	(11,440)	(15,913)

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006 (CONT'D.)

(ii) DEFERRED TAX (CONT'D.)

	2006 RM'000	2005 RM'000
Deferred tax assets (before offsetting)		
Tax losses	75	—
Provisions and accruals	272	—
	347	—
Offsetting	(347)	—
Deferred tax assets (after offsetting)	—	—
Deferred tax liabilities (before offsetting)		
Property, plant and equipment	(19)	—
Interest receivable	(11,768)	(15,913)
	(11,787)	(15,913)
Offsetting	347	—
Deferred tax liabilities (after offsetting)	(11,440)	(15,913)

(iii) INTANGIBLE ASSETS

Software costs

	2006 RM'000	2005 RM'000
At 1 February		
Cost	59	—
Accumulated amortisation	(19)	—
Net book amount	40	—
Additions	2,004	45
Amortisation charge	(18)	(8)
Transfer from subsidiaries	—	3
At 31 January	2,026	40
At 31 January		
Cost	2,063	59
Accumulated amortisation	(37)	(19)
Net book amount	2,026	40

(iv) RECEIVABLES AND PREPAYMENTS

	2006 RM'000	2005 RM'000
Other receivables	22,364	789
Amounts due from related parties	62	—
Amounts due from subsidiaries	275,442	938,004
Total net receivables	297,868	938,793
Prepayments	17,752	17,255
	315,620	956,048

There were no interest-bearing receivables *from subsidiaries* for the financial year ended 31 January 2006 (2005: Interest-bearing amount of RM349,694,000 from subsidiaries at an effective interest rate of 4%).

All amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Total net receivables were denominated in the following currencies:

	2006 RM'000	2005 Restated RM'000
Ringgit Malaysia	115,303	374,379
United States Dollar ("USD")	179,148	515,924
Hong Kong Dollar ("HKD")	—	45,635
Others	3,417	2,855
	297,868	938,793

(v) DERIVATIVE FINANCIAL INSTRUMENTS

	2006		2005	
	Assets RM'000	Liabilities RM'000	Assets RM'000	Liabilities RM'000
Interest-rate swaps – cash flow hedges	15,154	—	338	1,968

Interest-rate swap

The notional principal amounts of the outstanding interest-rate swap contracts as at 31 January 2006 were RM843,525,000 (2005: RM427,556,000).

At 31 January 2006, fixed interest rates vary from 4.04% to 4.41% (2005: 4.04% to 4.41%) and the main floating rates are based on LIBOR.

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006 (CONT'D.)

(v) DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D.)

The valuation policies of the interest rate swaps are disclosed in the Financial Risk Management section.

The fair value gains have been recognised in the Statement of Changes in Shareholders' Equity.

The interest-rate swap contracts amounting to RM140,587,500 (2005: RM142,518,667) and RM702,937,500 (2005: RM285,037,333) mature on 18 October 2010 and 18 October 2011 respectively.

(vi) CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2006 RM'000	2005 RM'000
Deposits with licensed banks and financial institutions	429,526	362,408
Cash and bank balances	482	5,506
Cash and cash equivalents	430,008	367,914

Deposits of the Company have an average maturity of 46 days (2005: 32 days).

The effective interest rates per annum on deposits for the Company as at the end of financial year are between 1.5% to 3.6% (2005: 0.9% to 2.9%).

Deposits, cash and bank balances are denominated in the following currencies:

	2006 RM'000	2005 RM'000
RM	429,804	350,748
USD	204	17,166
	430,008	367,914

(vii) PAYABLES

	2006 RM'000	2005 RM'000
Current		
Other payables and accruals	130,268	4,309
Amounts due to subsidiaries	6,422,303	6,406,841
	6,552,571	6,411,150

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006 (CONT'D.)

(vii) PAYABLES (CONT'D.)

Total payables were denominated in the following currencies:

	2006 RM'000	2005 RM'000
RM	6,413,083	6,401,897
INR	123,720	—
USD	10,177	6,091
Others	5,591	3,162
	6,552,571	6,411,150

(viii) SHARE CAPITAL

	2006 RM'000	2005 RM'000
Authorised		
Ordinary shares of 10p each		
At beginning/end of financial year (3,000,000,000 ordinary shares)	1,851,000	1,851,000
Issued and fully paid		
Ordinary shares of 10p each		
At beginning of financial year (1,922,449,361 (2005: 1,918,758,461) ordinary shares)	1,192,173	1,189,541
Shares issued pursuant to exercise of share options (4,883,100 (2005: 3,690,900) ordinary shares)	3,259	2,632
At end of financial year (1,927,332,461 (2005: 1,922,449,361) ordinary shares)	1,195,432	1,192,173

The share issues related to employee share option schemes with a cash consideration of RM17,928,000 (2005: RM13,472,000).

(ix) SHARE PREMIUM

	2006 RM'000	2005 RM'000
Premium on ordinary shares of 10p each		
At beginning of financial year	2,118,942	2,108,102
Premium on issuance of ordinary shares:		
– pursuant to exercise of share options	14,670	10,840
Transfer to reserve upon cancellation	(2,122,588)	—
At end of financial year	11,024	2,118,942

Details of the company's share premium cancellation are disclosed in Note 24.

Details of the company's ESOS and MSIS schemes are disclosed in Note 23.

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006 (CONT'D.)

(x) FINANCIAL INSTRUMENTS

(a) Credit risk

The Company has no significant concentration of credit risk. A majority of the Company's deposits are placed with major financial institutions in Malaysia.

(b) Fair values

The carrying amounts of the Company's financial assets and liabilities at the balance sheet date approximate their fair values.

The maturity profile of the Company's financial liabilities* is as follows:

	2006 RM'000	2005 RM'000
Not later than 1 year	6,431,800	6,411,150

* The financial liabilities of the Company which are included in the maturity profile are made up of borrowings and payables.

(c) Interest rate risk

The interest rate risk and currency profile of the Company's financial assets are as follows:

	2006			2005		
Currency	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000
RM	428,401	92,984	521,385	345,423	379,704	725,127
USD	1,125	201,736	202,861	321,172	211,918	533,090
HKD	—	—	—	45,507	128	45,635
Others	—	3,630	3,630	—	2,855	2,855
	429,526	298,350	727,876	712,102	594,605	1,306,707

* The financial assets of the Company which earn interest are made up of debtors and deposits with licensed banks and financial institutions.

** The financial assets of the Company which do not earn interest are principally debtors.

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006 (CONT'D.)

(xi) SIGNIFICANT RELATED PARTY DISCLOSURES

The company has controlling related party relationships with its direct and indirect subsidiaries. Amounts outstanding between the parent company and subsidiary undertakings as at 31 January 2006 are shown in Notes (iv) & (vii).

The following significant transactions were carried out with related parties:

	2006 RM'000	2005 RM'000
Management fees charged to:		
MBNS	25,127	18,103
Interest on advances charged to:		
CPL	14,383	10,984
RCPS dividend income from:		
MBNS	22,800	312
Dividend income from:		
AMP	77,400	—
Rental expenses charged by:		
Digicast	1,448	—

Year end balances arising from significant sales/purchases of goods and services:

	2006 RM'000	2005 RM'000
Receivable from related parties		
MBNS	83,916	29,952
MPUB	981	103
MMIT	3,157	198
APRD	2,987	9
ASSB	1,624	—
AMP	9,518	2,769
AAIT	18,873	—
CPL	4,407	756
AOL	4,906	—
ABC	18,004	47
ASTRO Broadcast Corporation (BVI) Ltd	4,564	717
ASTRO Nusantara International B.V	11,413	—
ASTRO Nusantara Holdings B.V	46,551	—
Global Sports Entertainment S.à r.l	23,845	—
Payable to related parties		
MBNS	27,383	16,305
Digicast	1,810	—
All Asia Television and Radio Company (BVI) Ltd.	5,099	3,676

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006 (CONT'D.)

(xii) COMMITMENTS

(a) Capital commitments

Capital commitments contracted for at the balance sheet date but not recognised in the financial statements are as follows:

	2006 RM'000	2005 RM'000
Capital expenditure	23	72
Advances to associates	2,538	2,545
	2,561	2,617

(b) Financial support

The Company has confirmed its intention to provide financial support to certain of its subsidiaries to enable them to meet their liabilities and obligations as and when they fall due and to carry on their business without any significant curtailment of operations.

(xiii) CONTINGENT LIABILITIES

The Company has provided guarantees amounting to RM27,216,000 (2005: RM1,740,000) in respect of licence fees payable by third parties.

(xiv) SUBSIDIARIES

	2006 RM'000	2005 RM'000
(a) Shares in subsidiaries	7,937,413	7,884,613
(b) Advances to subsidiaries	1,297,673	558,549
	9,235,086	8,443,162

(a) Shares in subsidiaries

	Investment in unquoted shares RM'000	Investment in RCPS RM'000	Total RM'000
At 1 February 2004	724,429	652,431	1,376,860
Additions	6,776,172	400,413	7,176,585
Redemption	—	(668,832)	(668,832)
At 31 January/1 February 2005	7,500,601	384,012	7,884,613
Additions	30,000	—	30,000
RCPS Yield	—	22,800	22,800
At 31 January 2006	7,530,601	406,812	7,937,413

(xiv) SUBSIDIARIES (CONT'D.)

(b) Advances to subsidiaries

	Advances to subsidiaries RM'000	Interest on advances RM'000	Total RM'000
At 1 February 2004	350,000	53,398	403,398
Additions	567,563	36,788	604,351
Payments	(50,135)	—	(50,135)
Transfer to receivables	(350,000)	—	(350,000)
Novated to a subsidiary	—	(49,065)	(49,065)
At 31 January/1 February 2005	638,199	41,121	679,320
Additions	202,879	9,379	212,258
Transfer from receivables	505,483	21,383	526,866
At 31 January 2006	1,225,790	71,883	1,297,673

(c) Acquisition of a subsidiary

On 20 April 2005, the Group acquired the entire issued and paid-up share capital of Radio Lebuhraya Sdn. Bhd. ("RLSB") from Anaza Sdn. Bhd. for RM30.0 million. The principal activity of RLSB is that of radio broadcasting.

The total consideration paid equalled the fair value of the net assets of RLSB.

The assets and liabilities arising from the acquisition of RLSB are as follows:

	Fair value RM'000	Acquiree's carrying amount RM'000
Intangible assets – license	22,950	—
Carrying amount of assets acquired	7,050	7,050
Net assets acquired	30,000	7,050

	RM'000
Purchase consideration settled in cash	30,000
Cash and cash equivalents in subsidiary acquired	(3,682)
Net cash outflow on acquisition*	26,318

* Reflected in the consolidated cashflow statement as "Acquisition of a subsidiary, net of cash acquired".

NOTES TO THE COMPANY FINANCIAL STATEMENTS – 31 JANUARY 2006 (CONT'D.)

(xiv) SUBSIDIARIES (CONT'D.)

(c) Acquisition of a subsidiary (cont'd.)

RLSB contributed revenues of RM6,022,000 and net loss of RM1,170,000 to the Group for the period from 20 April 2005 to 31 January 2006.

(d) Dilution of interest in a subsidiary

The entire share capital of 2 shares of USD1.00 each in All Asia Television Broadcast Ltd. ("AATB") were transferred on 27 April 2005 from Asia Company No.1 Limited to ASTRO Overseas Limited. On 29 April 2005, AATB issued 8,333,333 ordinary shares at par value of USD1.00 each, of which 4,250,000 shares were subscribed by the Company through AOL, for a total cash consideration of RM16,152,000 (USD4.25 million) and 4,083,333 shares were issued to Yes Television (Hong Kong) Limited for non-cash consideration representing the fair value of the net assets of the business acquired. As a result, the Company's equity interest in AATB was diluted from 100% to 51%. AATB had on 13 June 2005 changed its name to Goal TV International (Mauritius) Ltd. which was subsequently changed to Goal TV Asia Limited on 19 September 2005.

STATUTORY DECLARATION

Pursuant to Section 169(16) of the Malaysian Companies Act, 1965

I, ROHANA BINTI TAN SRI DATUK HJ ROZHAN, the officer primarily responsible for the financial management of ASTRO ALL ASIA NETWORKS plc, do solemnly and sincerely declare that the financial statements set out on pages 67 to 146 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declaration Act, 1960.



ROHANA BINTI TAN SRI DATUK HJ ROZHAN

Subscribed and solemnly declared by the abovenamed, Rohana Binti Tan Sri Datuk Hj Rozhan at Kuala Lumpur in Malaysia on 8 May 2006, before me.

AHMAD B. LAYA
No. W259
COMMISSIONER FOR OATH

LIST OF PROPERTIES HELD

Location	Approximate Age of Building	Tenure	Remaining Lease Period (Expiry of Lease)	Current Use	Land Area (square metre)	Built-up Area (square metre)	Net Book Value as at 31 January 2006 (RM'000)
Lot 11301, 17778, 5800 and part of Lots 7966, 8093 and 14935, Mukim Petaling, Daerah Kuala Lumpur	8 years[(1)]	Sub-lease (land and building)	20 years (31 July 2025)	Television, Radio and Data Media Centre and Office	117,419	32,533	131,490
Lot PT4043 & PT4044, Mukim Kuala Lumpur, Daerah Kuala Lumpur	—	Sub-lease (land)	22 years (31 March 2027)	No formal plans for usage of land	412,780	Not applicable	Operating lease
Unit No. 165-1-1, 165-1-2, 165-1-3 and 165-2-1, Block B on Lot 1796, Mukim and District of Kuala Lumpur	9 months[(2)]	Freehold	Not applicable	Radio Studio	Not applicable	753.79	1,419

Notes: Revaluation of properties have not been carried out on any of the above properties to date.

(1) The date of completion of the building was 25 November 1996.
(2) The date of purchase of the building was 20 April 2005.

UTILISATION OF INITIAL PUBLIC OFFERING PROCEEDS

As at 15 May 2006, all the proceeds raised during the Initial Public Offering amounting to RM2,029.9 million have been utilised except for RM19.0 million, which was proposed for payment of equity in an associate, TVB Publishing Holding Limited.

TRANSACTIONS THROUGH MEDIA AGENCIES

Some of the ASTRO group's airtime sales, publication and programme sponsorship arrangements are concluded with non-related, independent media agencies and are entered into on normal commercial terms. The role of these media agencies is to secure the best advertising or promotional packages for their clients among whom is Maxis Communications Berhad group, a related party. The value of such transactions, which are not related party transactions is RM19.66 million (FY2005: RM19.81 million).

MATERIAL CONTRACTS WITH RELATED PARTIES

Material contracts outside the ordinary course of business, entered into by ASTRO and its subsidiaries involving directors' and major shareholders' interests still subsisting as at 31 January 2006 or entered into since the end of the financial year ended 31 January 2005:

Parties		Subject Matter	Consideration Value	Date of Agreement/ Duration	Mode of Satisfaction of Consideration	Nature of Relationship
ASTRO Group	**Related Company**					
MMT	Maxis and AWT	Shareholders' Agreement pursuant to the completion of the exercise by MMT of the option to subscribe for 833,334 ordinary shares of RM1.00 each ("Option Shares") representing 25% of the enlarged issued and paid-up share capital of AWT.	RM833,334 being the consideration paid by MMT for the Option Shares	Shareholders' Agreement dated 25 August 2004	Cash	Please refer to Notes below.
MMT	AWT	Shareholder's Loan Agreement pursuant to the terms of the Shareholders' Agreement above, wherein MMT agreed to contribute to the funding requirements of AWT in proportion to MMT's 25% shareholding in AWT.	MMT granted AWT a loan amounting RM24,166,666 for a term of 5 years to repay in part existing loans of RM97,499,998 granted to AWT.	Shareholder's Loan Agreement dated 24 November 2005	Cash	Please refer to Notes below.

Notes:

1. MMT is a wholly-owned subsidiary of ASTRO. UTSB, PSIL, Excorp, PanOcean and TAK, who are major shareholders of MMT via ASTRO, are also major shareholders of Maxis. In addition, TAK is a director of PanOcean, Excorp and UTSB.
2. THO, who is a major shareholder of ASTRO, is also a major shareholder of Maxis.
3. Dato' Badri, who is a major shareholder of ASTRO, is also a major shareholder of Maxis. In addition, Dato' Badri is the Chairman of ASTRO and director of several subsidiaries of ASTRO including MMT.
4. AF, who is a major shareholder of ASTRO, is also a major shareholder of Maxis. In addition, AF is a director of several subsidiaries of ASTRO.
5. MSM, who is a major shareholder of ASTRO, is also a major shareholder of Maxis. In addition, MSM is a person connected to Dato' Khadar, a director of ASTRO.
6. RM and TPC, who are directors and shareholders of ASTRO, are also directors of UTSB. TPC is a director of a subsidiary of ASTRO while RM, who is the Deputy Chairman and Group Chief Executive Officer of ASTRO, is also a director of several subsidiaries of ASTRO.
7. Dato' Khadar, who is a director and a shareholder of ASTRO, is also a person connected to MSM.
8. RR, who is director of several subsidiaries of ASTRO including MMT, is also a shareholder of ASTRO. In addition, RR is a director of AWT.

Glossary:

AF	Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens
AWT	Advanced Wireless Technologies Sdn Bhd
Dato' Badri	Dato' Haji Badri Bin Haji Masri
Dato' Khadar	Dato' Mohamed Khadar Bin Merican
Excorp	Excorp Holdings N.V.
Maxis	Maxis Communications Berhad
MMT	MBNS Multimedia Technologies Sdn Bhd
MSM	Mohamad Shahrin Bin Merican
PanOcean	PanOcean Management Limited
PSIL	Pacific States Investment Limited
RM	Augustus Ralph Marshall
RR	Rohana Binti Tan Sri Datuk Hj Rozhan
TAK	Ananda Krishnan Tatparanandam
THO	Tun Haji Mohammed Hanif Bin Omar
TPC	Tan Poh Ching
UTSB	Usaha Tegas Sdn Bhd

RECURRENT RELATED PARTY TRANSACTIONS

At the Extraordinary General Meetings held on 13 July 2004 and 20 July 2005, the Company obtained its shareholders' mandate to allow the Group to enter into recurrent related party transactions ("RRPTs") of a revenue or trading nature.

In accordance with the Listing Requirements of Bursa Malaysia Securities Berhad, the details of RRPTs conducted during the financial year ended 31 January 2006 pursuant to the shareholders' mandate are as follows:-

No	Company in the ASTRO Group involved in the transaction	Transacting Party	Nature of transaction	Interested Related Party	Nature of Relationship	2004 Mandate	2005 Mandate	Aggregate value of transactions during the financial year (RM)
						Incurred from 1 February 2005 to 19 July 2005 (RM)	Incurred from 20 July 2005 to 31 January 2006 (RM)	
1.	MBNS	UTSBM	Provision of strategic top-level consultancy services to MBNS by UTSBM	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar and AF	Please refer to Note 1	4,232,741.94	4,657,258.00	8,889,999.94
2.	Maestra and MRC	UTSBM	Provision of consultancy and support services by UTSBM	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar and AF	Please refer to Note 1	n/a	4,981,490.00	4,981,490.00
3.	MBNS	SRG	Provision of call centre services and ad-hoc marketing campaigns by SRG	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar and AF	Please refer to Note 2	1,213,504.32	306,745.00	1,520,249.32
4.	MBNS	Bonuskad	Participation in the BonusLink Loyalty Programme	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar and AF	Please refer to Note 3	611,471.10	620,949.00	1,232,420.10

No	Company in the ASTRO Group involved in the transaction	Transacting Party	Nature of transaction	Interested Related Party	Nature of Relationship	2004 Mandate Incurred from 1 February 2005 to 19 July 2005 (RM)	2005 Mandate Incurred from 20 July 2005 to 31 January 2006 (RM)	Aggregate value of transactions during the financial year (RM)
5.	MBNS	Malaysian Mobile	Provision of premium SMS services by MBNS	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, RM, TPC, Dato' Khadar and AF	Please refer to Note 4	885,822.00	2,191,976.00	3,077,798.00
6.	MBNS	Malaysian Mobile	Provision of video streaming services by MBNS	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, RM, TPC, Dato' Khadar and AF	Please refer to Note 4	452,674.16	1,182,312.00	1,634,986.16
7.	MIT	Maxis Broadband	Provision by MIT for the use of an STK-WAP Platform in the delivery of various electronic information and transaction services to Maxis subscribers of its mobile service	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, RM, TPC, Dato' Khadar and AF	Please refer to Note 4	1,257,704.62	1,475,172.00	2,732,876.62

Notes:

(1) UTSBM

UTSBM is a wholly-owned subsidiary of UTSB while MBNS, Maestra and MRC are wholly-owned subsidiaries of ASTRO.

UTSB, PSIL, Excorp, PanOcean and TAK, who are major shareholders of ASTRO, are also major shareholders of UTSBM. In addition, TAK is a director of PanOcean, Excorp and UTSB.

RM and TPC, who are Directors and shareholders of ASTRO, are also directors of UTSB. TPC is a director of a subsidiary of ASTRO while RM, who is a director of several subsidiaries of ASTRO including MBNS, is also a director of UTSBM. In addition, RM is the Deputy Chairman and Group Chief Executive Officer of ASTRO. RM and TPC do not have any equity interest in UTSB or in UTSBM.

AF, who is a director of several subsidiaries of ASTRO including MBNS, is also a director of several subsidiaries of UTSB. He is also a major shareholder of ASTRO. AF does not have any equity interest in UTSB or in UTSBM.

MSM, who is a major shareholder of ASTRO, is also a director of several subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in UTSBM.

Dato' Khadar, who is a Director and shareholder of ASTRO, is also a person connected to MSM. Dato' Khadar does not have any equity interest in UTSB or in UTSBM.

(2) SRG

SRG is a wholly-owned subsidiary of UTSB while MBNS is a wholly-owned subsidiary of ASTRO.

Directors, RM, TPC, Dato' Khadar and AF and major shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having an interest in the transaction between SRG and MBNS. Please refer to Note 1 above for their respective relationships with UTSB.

RM, TPC and AF do not have any equity interest in UTSB or in SRG.

MSM is a director of SRG and several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in SRG.

Dato' Khadar does not have any equity interest in UTSB or in SRG.

(3) Bonuskad

Bonuskad is 25% owned by UTSB while MBNS is a wholly-owned subsidiary of ASTRO.

Directors, RM, TPC, Dato' Khadar and AF and major shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having an interest in the transaction between Bonuskad and MBNS. Please refer to Note 1 above for their respective relationships with UTSB.

RM, TPC and AF do not have any equity interest in UTSB or in Bonuskad.

MSM is a director of several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in Bonuskad.

Dato' Khadar does not have any equity interest in UTSB or in Bonuskad.

(4) Malaysian Mobile and Maxis Broadband

Malaysian Mobile and Maxis Broadband are wholly-owned subsidiaries of Maxis while MBNS and MIT are wholly-owned subsidiaries of ASTRO.

UTSB, PSIL, Excorp, PanOcean and TAK, who are major shareholders of ASTRO, are also major shareholders of Maxis. In addition, TAK is a director of PanOcean, Excorp and UTSB.

RM and TPC, who are Directors and shareholders of ASTRO and Maxis, are also directors of UTSB. TPC is a director of a subsidiary of ASTRO while RM is a director of several subsidiaries of ASTRO including MBNS. In addition, RM is the Deputy Chairman and Group Chief Executive Officer of ASTRO.

THO, who is a major shareholder of ASTRO, is also a major shareholder of Maxis.

Dato' Badri, who is the Chairman of ASTRO, is also a director of several subsidiaries of ASTRO including MBNS. AF is a director of several subsidiaries of ASTRO including MBNS. Dato' Badri and AF are major shareholders of ASTRO and Maxis.

MSM, who is a major shareholder of ASTRO, is also a major shareholder of Maxis.

Dato' Khadar, who is a Director and shareholder of ASTRO, is also a person connected to MSM. Dato' Khadar does not have any equity interest in Maxis, Malaysian Mobile or in Maxis Broadband.

Glossary

2004 Mandate	Shareholders' mandate obtained at the EGM held on 13 July 2004
2005 Mandate	Shareholders' mandate obtained at the EGM held on 20 July 2005
AF	Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens
Bonuskad	Bonuskad Loyalty Sdn Bhd
Dato' Badri	Dato' Haji Badri Bin Haji Masri
Dato' Khadar	Dato' Mohamed Khadar Bin Merican
EGM	Extraordinary General Meeting
Excorp	Excorp Holdings N.V.
Maestra	Maestra Broadcast Sdn Bhd
Malaysian Mobile	Malaysian Mobile Services Sdn Bhd
Maxis	Maxis Communications Berhad
Maxis Broadband	Maxis Broadband Sdn Bhd
MBNS	MEASAT Broadcast Network Systems Sdn Bhd
MIT	Multimedia Interactive Technologies Sdn Bhd
MRC	MEASAT Radio Communications Sdn Bhd
MSM	Mohamad Shahrin Bin Merican
PanOcean	PanOcean Management Limited
PSIL	Pacific States Investment Limited
RM	Augustus Ralph Marshall
SRG	SRG Asia Pacific Sdn Bhd
TAK	Ananda Krishnan Tatparanandam
THO	Tun Haji Mohammed Hanif Bin Omar
TPC	Tan Poh Ching
UTSB	Usaha Tegas Sdn Bhd
UTSBM	UTSB Management Sdn Bhd

ANALYSIS OF SHAREHOLDINGS

as at 15 May 2006

SHARE CAPITAL

Authorised : £301,628,945

Issued and paid-up : £192,774,516.10 comprising 1,927,745,161 ordinary shares of 10 pence each

Voting Right : One vote per ordinary share

DISTRIBUTION OF SHAREHOLDINGS

Size of shareholdings	No. of shareholders	% of shareholders	No. of 10 pence shares	% of issued shares
1 to 99	240	1.77	1,663	—
100 to 1,000	8,668	63.76	8,085,858	0.42
1,001 to 10,000	3,863	28.41	13,772,194	0.71
10,001 to 100,000	512	3.77	17,413,411	0.90
100,001 to 96,387,257*	309	2.27	923,540,745	47.91
96,387,258 and above**	3	0.02	964,931,290	50.06
Total	**13,595**	**100.00**	**1,927,745,161**	**100.00**

Notes:

* less than 5% of the issued share capital

** 5% and above of the issued share capital

CATEGORY OF SHAREHOLDERS

Individuals	12,073	88.81	26,996,008	1.40
Banks/Finance Companies	29	0.21	49,079,193	2.55
Investment Trusts/Foundations/Charities	4	0.03	129,000	0.01
Industrial and Commercial Companies	147	1.08	705,370,271	36.59
Government Agencies/Institutions	3	0.02	41,500	—
Nominees	1,339	9.85	1,146,129,189	59.45
Others	—	—	—	—
Total	**13,595**	**100.00**	**1,927,745,161**	**100.00**

LIST OF 30 LARGEST SHAREHOLDERS as at 15 May 2006

No.	Name of shareholders	No. of 10 pence shares held	% of issued shares
1.	Khazanah Nasional Berhad	413,829,018	21.47
2.	RHB Nominees (Asing) Sdn Bhd – All Asia Media Equities Ltd	389,085,872	20.18
3.	RHB Nominees (Asing) Sdn Bhd – East Asia Broadcast Network Systems N.V.	162,016,400	8.40
4.	Usaha Tegas Entertainment Systems Sdn Bhd	90,534,101	4.70
5.	HSBC Nominees (Asing) Sdn Bhd – Exempt An for JPMorgan Chase Bank, National Association (U.S.A)	67,263,100	3.50
6.	RHB Nominees (Asing) Sdn Bhd – Pacific Broadcast Systems N.V.	54,005,486	2.80
7.	Nusantara Delima Sdn Bhd	54,005,466	2.80
8.	Berkat Nusantara Sdn Bhd	54,005,466	2.80
9.	Nusantara Cempaka Sdn Bhd	54,005,466	2.80
10.	RHB Nominees (Asing) Sdn Bhd – Southpac Investments Limited N.V.	54,005,466	2.80
11.	RHB Nominees (Asing) Sdn Bhd – Home View Limited N.V.	54,005,466	2.80
12.	Employees Provident Fund Board	38,347,400	2.00
13.	HSBC Nominees (Asing) Sdn Bhd – Exempt An for J.P. Morgan Bank Luxembourg S.A	20,719,768	1.07
14.	HSBC Nominees (Asing) Sdn Bhd – HSBC BK PLC for Prudential Assurance Company Ltd	19,649,700	1.02
15.	Cartaban Nominees (Tempatan) Sdn Bhd – Amanah SSCM Nominees (Tempatan) Sdn Bhd for Employees Provident Fund Board (JF404)	12,000,000	0.62
16.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	11,025,100	0.57
17.	Citigroup Nominees (Asing) Sdn Bhd – CBHK for Kuwait Investment Authority (Fund 203)	10,198,000	0.53
18.	HSBC Nominees (Asing) Sdn Bhd – Exempt An for JPMorgan Chase Bank, National Association (U.A.E)	10,148,995	0.53
19.	HSBC Nominees (Asing) Sdn Bhd – Exempt An for JPMorgan Chase Bank, National Association (BTPS)	8,744,900	0.45
20.	Citigroup Nominees (Asing) Sdn Bhd – CBNY for Vanguard Explorer Fund	6,930,200	0.36
21.	Citigroup Nominees (Asing) Sdn Bhd – GSCO for Kuroto Fund, L.P	6,916,900	0.36
22.	HSBC Nominees (Asing) Sdn Bhd – Exempt An for J.P Morgan Bank (Ireland) Public Limited Company	6,540,600	0.34
23.	Permodalan Nasional Berhad	6,213,200	0.32
24.	Mujur Nusantara Sdn Bhd	6,172,051	0.32
25.	Citigroup Nominees (Tempatan) Sdn Bhd – Exempt An for Prudential Assurance Malaysia Berhad	6,122,800	0.32
26.	HSBC Nominees (Asing) Sdn Bhd – TNTC for Government of Singapore Investment Corporation Pte Ltd	5,877,300	0.30
27.	Sanjung Nusantara Sdn Bhd	5,657,721	0.29
28.	HSBC Nominees (Asing) Sdn Bhd – Exempt An for JPMorgan Chase Bank, National Association (U.K)	5,530,300	0.29
29.	Ujud Cergas Sdn Bhd	5,143,373	0.27
30.	HSBC Nominees (Asing) Sdn Bhd – HSBC BK PLC for Prudential Assurance Co Ltd (HK Branch Life)	5,057,600	0.26
	TOTAL	**1,643,757,215**	**85.27**

INTERESTS OF MAJOR SHAREHOLDERS

as at 15 May 2006

The major shareholders of ASTRO and their respective direct and indirect interests in shares of ASTRO as at 15 May 2006 based on the Register kept pursuant to Section 211 of the United Kingdom Companies Act, 1985 are as follows:

	Name of Major Shareholders	Notes	Direct		Indirect	
			No. of 10 pence shares held	%	No. of 10 pence shares held	%
1.	Khazanah Nasional Berhad		413,829,018	21.47	—	—
2.	All Asia Media Equities Ltd ("AAME")	(a)	389,085,872	20.18	—	—
3.	Usaha Tegas Entertainment Systems Sdn Bhd ("UTES")	(b)	90,534,101	4.70	389,085,872	20.18
4.	Usaha Tegas Sdn Bhd ("UTSB")	(c)	—	—	479,619,973	24.88
5.	Pacific States Investment Limited ("PSIL")	(d)	—	—	479,619,973	24.88
6.	Excorp Holdings N.V. ("Excorp")	(e)	—	—	479,619,973	24.88
7.	PanOcean Management Limited ("PanOcean")	(e)	—	—	479,619,973	24.88
8.	Ananda Krishnan Tatparanandam ("TAK")	(f)	—	—	819,082,908	42.49
9.	Dato' Haji Badri Bin Haji Masri ("DBM")	(h)&(i)	—	—	177,946,535	9.23
10.	Harapan Terus Sdn Bhd ("HTSB")	(g)	—	—	177,446,535	9.20
11.	Hj Affendi Bin Tun Hj Mohd Fuad Stephens	(h)	—	—	177,446,535	9.20
12.	Mohamad Shahrin Bin Merican	(h)	166,600	0.01	177,446,535	9.20
13.	Tun Haji Mohammed Hanif Bin Omar	(h)	—	—	177,446,535	9.20
14.	East Asia Broadcast Network Systems N.V. ("EABNS")	(a)	162,016,400	8.40	—	—
15.	East Asia Broadcast Systems Holdings N.V. ("EABSH")	(j)	—	—	162,016,400	8.40
16.	Tucson N.V. ("Tucson")	(k)	—	—	162,016,400	8.40

NOTES:

(a) Held through a nominee.

(b) Deemed to have an interest in all of the ordinary shares of 10 pence each in ASTRO ("Shares") in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.70% of the share capital in ASTRO.

(c) Deemed to have an interest in all of the Shares in which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in UTES. Please see Note (b) above.

(d) Deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999% of the share capital in UTSB. Please see Note (c) above.

(e) The entire issued and paid-up share capital of PSIL comprising 30,000 shares of £1.00 each are held by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (d) above. The entire issued and paid-up share capital of 6,000 shares of USD1.00 each in Excorp are in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust.

(f) Deemed to have an interest over 819,082,908 Shares representing 42.49% of the share capital in ASTRO by virtue of the following:

(i) PanOcean's deemed interest in the Shares (please see Note (e) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust referred to in Note (e) above.

(ii) The interests of EABNS, Pacific Broadcast Systems N.V. ("PBS"), Home View Limited N.V. ("HVL") and Southpac Investments Limited N.V. ("SIL") which collectively hold 324,032,818 Shares representing 16.81% of the share capital in ASTRO. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL by virtue of his 100% control of the shares in their respective ultimate holding companies viz Tucson, Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V.; and

(iii) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 15,430,117 Shares representing 0.80% of the share capital in ASTRO. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his 100% control of the shares in their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively.

(g) Deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively, "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. The HTSB Subsidiaries collectively hold 177,446,535 Shares representing 9.20% of the share capital in ASTRO under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(h) Deemed to have an interest in all of the Shares in which HTSB has an interest (please see Note (g) above), by virtue of his interest over 250,000 shares representing 25% of the issued and paid-up share capital in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects referred to in Note (g) above.

(i) Deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in ASTRO held by Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB.

(j) Deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100% of the votes attached to the voting shares in EABNS.

(k) Deemed to have an interest in all of the Shares in which EABSH has an interest, by virtue of Tucson's direct controlling interest of 100% of the share capital in EABSH. Please see Note (j) above. The shares of Tucson are bearer shares.

DIRECTORS' INTERESTS

as at 15 May 2006

The full details of the Directors' interests in the shares and options over the shares in the Company based on the Register of Directors' Interests, kept pursuant to Section 325 of the United Kingdom Companies Act, 1985 are as follows:

Name	No. of shares of 10 pence each		% of issued shares	
	Direct	Indirect	Direct	Indirect
Dato' Haji Badri Bin Haji Masri	—	177,946,535 (a)	—	9.23
Augustus Ralph Marshall	1,000,000 (b)	—	0.05	—
Tan Poh Ching	500,000 (b)	—	0.03	—
Bernard Anthony Cragg	—	—	—	—
Dato' Mohamed Khadar Bin Merican	250,000	—	0.01	—
Chin Kwai Yoong	—	—	—	—

(a) Refer to note (h) under section on *Interests of Major* Shareholders.

(b) Held through a nominee.

Name	Price per option share	No. of option shares
Augustus Ralph Marshall	RM3.65	1,000,000 (a)
	RM3.65	1,500,000 (b)
	RM4.40	498,800 (c)
	RM4.806	752,000 (d)
	RM4.17	720,000 (e)

(a) Granted on 22 October 2003 pursuant to the 2003 Employee Share Option Scheme ("ESOS").

(b) Granted on 22 October 2003 pursuant to the 2003 Management Share Incentive Scheme.

(c) Granted on 19 May 2004 pursuant to the 2003 ESOS.

(d) Granted on 11 March 2005 pursuant to the 2003 ESOS.

(e) Granted on 8 May 2006 pursuant to the 2003 ESOS.

None of the Directors has any interest in the shares or options over the shares of the Company's subsidiaries.

SHARE PRICE PERFORMANCE

from 3 November 2003 to 15 May 2006

SHARE PRICE and VOLUME



(RM)
2003
2004
2005
2006
(million)
6.0
5.6
5.2
4.8
4.4
4.0
20
16
12
8
4
0
Nov03 Dec03 Jan04 Feb04 Mar04 Apr04 May04 Jun04 Jul04 Aug04 Sep04 Oct04 Nov04 Dec04 Jan05 Feb05 Mar05 Apr05 May05 Jun05 Jul05 Aug05 Sep05 Oct05 Nov05 Dec05 Jan06 Feb06 Mar06 Apr06 May06
Astro Share Price (RM)
Volume (million)

FINANCIAL CALENDAR

Results for	1Q FY2007	June 2006
	2Q FY2007	September 2006
	3Q FY2007	December 2006
	4Q FY2007	March 2007
AGM		18 July 2006
Proposed payment of final tax exempt dividend for the financial year ended 31 January 2006		August 2006

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dato' Haji Badri Haji Masri
Chairman and Non-Executive Director

Ralph Marshall
Group Chief Executive Officer

Tan Poh Ching
Non-Executive Director

Dato' Mohamed Khadar Merican
Non-Executive/Independent Director

Bernard Anthony Cragg
Non-Executive/Independent Director

Chin Kwai Yoong
Non-Executive/Independent Director

COMPANY SECRETARY

Lakshmi Nadarajah

REGISTERED OFFICE IN MALAYSIA

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Telephone No. : 603 9543 6688
Fax No. : 603 9543 6877
Website : www.astroplc.com
E-mail : info@astroplc.com

REGISTERED OFFICE IN U.K.

10 Upper Bank Street
London, E14 5JJ
United Kingdom
Telephone No. : 44 (0) 20 7006 1000
Fax No. : 44 (0) 20 7006 3467

SHARE REGISTRAR

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Telephone No. : 603 2721 2222
Fax No. : 603 2721 2530

AUDITORS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
United Kingdom

PricewaterhouseCoopers
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

STOCK EXCHANGE LISTING

Main Board of Bursa Securities
(Listed since 29 October 2003)
(Stock code: 5076)
(ISIN: GB0066981209)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the **Third Annual General Meeting of ASTRO ALL ASIA NETWORKS plc** ("Company") will be held at **10.00 a.m.** on **Tuesday, 18 July 2006** at the **Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** for the following purposes:

AGENDA

As Ordinary Business

(1) To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2006 and the Reports of the Directors and Auditors thereon. **Resolution 1**

(2) To declare a Final tax-exempt dividend of 3.5 sen per share of 10 pence each for the financial year ended 31 January 2006. **Resolution 2**

(3) To re-elect Augustus Ralph Marshall, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 3**

(4) To re-elect Dato' Mohamed Khadar Bin Merican, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 4**

(5) To re-elect Chin Kwai Yoong, a Director who retires in accordance with Article 78 of the Company's Articles of Association. **Resolution 5**

(6) To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 6**

As Special Business

(7) Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company **Resolution 7**

"THAT pursuant to Article 4 of the Company's Articles of Association and to the authority of the Directors of the Company under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and the terms of the contract of service between the Company and Augustus Ralph Marshall dated 31 May 2006 ("Renewed Contract of Service"), the Directors be and are hereby authorised at any time, and from time to time during the period commencing from the commencement date of the Renewed Contract of Service and expiring on the same date as the expiration date of the Renewed Contract of Service, to offer and grant to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, option or options under the ESOS/MSIS to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS of the Company ("Approval") and to allot and issue shares upon the exercise of such option or options granted pursuant to the Approval provided that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries at the time when the offer is made, subject always to such terms and conditions of the Bye-Laws and the Contract of Service and/or any adjustments which may be made in accordance with the provision of the Bye-Laws governing the ESOS/MSIS of the Company."

(8) To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Third Annual General Meeting to be held on Tuesday, 18 July 2006, a Final tax-exempt dividend of 3.5 sen per share of 10 pence each for the financial year ended 31 January 2006 will be paid on 25 August 2006 to Depositors who are registered in the Record of Depositors at the close of business on 3 August 2006.

A Depositor will qualify for entitlement to the dividend only in respect of:-

(a) shares transferred to the Depositor's securities account before 4.00 p.m on 3 August 2006 in respect of the transfer; and

(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

23 June 2006

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

NOTES:

1. Proxy

(a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

(d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

2. **Additional Information**

A statement accompanying this notice which includes additional information as required under Appendix 8A of the Listing Requirements of the Bursa Malaysia Securities Berhad is attached hereto as Annexure A.

3. **Annual Report and Audited Financial Statements (Resolution 1)**

For each financial year, the Directors must present the Directors' Report, the Audited Financial Statements and the independent Auditors' Report to the Company's shareholders at a general meeting.

4. **Retirement and Re-election of Directors (Resolutions 3, 4 and 5)**

In accordance with Articles 83 and 84 of the Company's Articles of Association ("Articles"), at least one-third of the Directors who are subject to retirement by rotation shall retire from office. Augustus Ralph Marshall and Dato' Mohamed Khadar Bin Merican, being the Directors who have been longest in office since their last appointment shall retire pursuant to Articles 83 and 84 of the Articles and being eligible, offer themselves for re-appointment pursuant to Article 85 of the Articles.

In accordance with Article 78 of the Articles, the Board may appoint a person to fill a vacancy or as an addition to the Board and any Director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. Chin Kwai Yoong, being a Director who was appointed during the year, shall retire pursuant to Article 78 and being eligible, offers himself for re-appointment pursuant to Article 85 of the Articles.

5. **Re-appointment of Auditors (Resolution 6)**

At every general meeting at which financial statements are presented to the Company's shareholders, the Company is required to appoint independent Auditors to serve until the next general meeting. The existing Auditors, PricewaterhouseCoopers LLP, have indicated that they are willing to continue as the Company's Auditors for the ensuing year.

EXPLANATORY NOTE ON SPECIAL BUSINESS

6. **Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company (Resolution 7)**

Ordinary Resolution 7, if passed, is to give the Directors of the Company flexibility under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and under the terms of the contract of service between the Company and Augustus Ralph Marshall dated 31 May 2006 ("Renewed Contract of Service"), to offer and grant options to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS and to allot and issue shares upon the exercise of such option or options without having to convene a general meeting subject to the limitation that not more than fifty per cent (50%) of the shares available under ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries. This authority commences from 2 September 2006, the commencement date of the Renewed Contract of Service, and expires on 1 September 2009, the expiration date of the Renewed Contract of Service. Augustus Ralph Marshall is interested in the proposed Resolution and has abstained from all deliberations and voting at the Board meetings on the proposed Resolution, and will abstain from any future deliberations and voting at the Board meetings to offer and grant options to him. He has also undertaken to abstain from voting in respect of his direct shareholdings in the Company at the AGM. In addition, he has undertaken to ensure that persons connected to him will abstain from voting on the proposed Resolution at the AGM.

STATEMENT ACCOMPANYING NOTICE OF THIRD ANNUAL GENERAL MEETING

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Securities

ANNEXURE A

1. **The names of the individuals who are standing for re-election:**
   (i) Augustus Ralph Marshall;
   (ii) Dato' Mohamed Khadar Bin Merican; and
   (iii) Chin Kwai Yoong

2. **The details of attendance of Directors at board meetings of the Company:**
   A total of 5 board meetings were held during the financial year. Details of members and their attendance at meetings are set out on page 53.

3. **The place, date and hour of the Third Annual General Meeting of the Company:**
   Place : Grand Ballroom, Level 1,
   Mandarin Oriental, Kuala Lumpur,
   Kuala Lumpur City Centre,
   50088 Kuala Lumpur, Malaysia.

   Date & Time : Tuesday, 18 July 2006 at 10.00 a.m. (Malaysian time)

4. **Further details of the individuals who are standing for re-election as directors:**

   (i) Augustus Ralph Marshall

Age	54
Nationality	Malaysian
Qualification	Associate of the Institute of Chartered Accountants in England and Wales and member of the Malaysian Institute of Certified Public Accountants.
Position in the Company	Joined the Board in July 2003 and was appointed as its Deputy Chairman and Group Chief Executive Officer in August and September 2003 respectively.
Working Experience and Occupation	He has served as a director of MEASAT Broadcast Network Systems Sdn Bhd since 1994 prior to the commencement of the operations of the Group and was its Chief Executive Officer until May 2006. His directorships in other companies include Usaha Tegas Sdn Bhd, Tanjong Public Limited Company, Maxis Communications Berhad, MEASAT Global Berhad, KLCC Property Holdings Berhad and Arnhold Holdings Limited. He has 30 years experience in financial and general management.
Any other directorship of public companies* ** Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*	Maxis Communications Berhad, MEASAT Global Berhad and KLCC Property Holdings Berhad.
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 157 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None

Any conflict of interest that he has with the Company	There is no business arrangement with the Company in which he has a personal interest.
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

(ii) Dato' Mohamed Khadar Bin Merican

Age	50
Nationality	Malaysian
Qualification	Member of the Institute of Chartered Accountants in England and Wales and the Malaysian Institute of Accountants.
Position in the Company	Joined the Board as Non-Executive Director in August 2003.
Working Experience and Occupation	He manages his own financial consultancy company and is an independent non-executive director of Rashid Hussain Berhad, RHB Bank Berhad, RHB Insurance Berhad, RHB Sakura Merchant Bankers Berhad. He served as an auditor and a consultant in an international accounting firm, before joining a financial services group in 1986. Dato' Mohamed Khadar held various senior management positions in Pernas International Holdings Bhd between 1988 and April 2003 including those of President and Chief Operating Officer.
Any other directorship of public companies* * *Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*	Rashid Hussain Berhad, RHB Bank Berhad, RHB Insurance Berhad and RHB Sakura Merchant Bankers Berhad.
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 157 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	There is no conflict of interest.
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

(iii) Chin Kwai Yoong

Age	57
Nationality	Malaysian
Qualification	Fellow of the Institute of Chartered Accountants in England and Wales and member of the Malaysian Institute of Certified Public Accountants and the Malaysian Institute of Accountants.
Position in the Company	Joined the Board as Non-Executive Director in March 2006
Working Experience and Occupation	He was an audit partner with PricewaterhouseCoopers from 1982 until his retirement in 2003. During his tenure as partner, he was the executive director in charge of the Consumer & Industrial Products & Services Group. He also served as the director of the Audit and Business Advisory Services Division and of the Management Consulting Services Division. He has extensive experience in the audits of major companies in the banking, oil & gas and automobile industries as well as in the heavy equipment, manufacturing, construction and property development sectors. He was also involved in corporate advisory services covering investigations, mergers & acquisitions and share valuations.
Any other directorship of public companies* ** Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*	None
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 157 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	There is no conflict of interest.
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

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FORM OF PROXY

ASTRO ALL ASIA NETWORKS plc
(Incorporated in England and Wales – Company No. 4841085)
(Registered as a foreign company in Malaysia – Company No. 994178-M)

Number of shares held	

I/We, ______________________________ NRIC/Passport/Company No. ______________
(FULL NAME OF MEMBER APPOINTING PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

hereby appoint ______________________________ NRIC/Passport No. ______________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

and/or ______________________________ NRIC/Passport No. ______________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us on my/our behalf at the Third Annual General Meeting of the Company to be held at 10.00 a.m. on Tuesday, 18 July 2006 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia *and at any adjournment* thereof or any poll taken on any resolution proposed thereat (whichever shall be later).

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Please indicate how you may wish to cast your votes by inserting a "✔" in the space provided.

	RESOLUTION	**FOR**	**AGAINST**
1.	To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2006 and the Reports of the Directors and Auditors thereon.		
2.	To declare a Final tax-exempt dividend of 3.5 sen per share of 10 pence each for the financial year ended 31 January 2006.		
3.	To re-elect Augustus Ralph Marshall, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association.		
4.	To re-elect Dato' Mohamed Khadar Bin Merican, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association.		
5.	To re-elect Chin Kwai Yoong, a Director who retires in accordance with Article 78 of the Company's Articles of Association.		
6.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration.		
7.	**Special Business – Ordinary Resolution** Authority to offer and grant options and to allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company.		

Dated this _____ day of __________ 2006.

____
Name(s) of Member
(If the appointor is an attorney or a corporation please see Note 5 below)

____
Signature of Member(s)

Notes:

1. A member of the Company entitled to attend and vote is entitled to appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.
2. A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.
3. A proxy may vote on a show of hands and on a poll.
4. If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
5. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.
6. To be valid this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll.
7. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

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STAMP

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose, Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

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www.astroplc.com

ASTRO ALL ASIA NETWORKS plc (994178-M)
All Asia Broadcast Centre, Technology Park Malaysia,
Lebuhraya Puchong-Sungai Besi, Bukit Jalil,
57000 Kuala Lumpur, Malaysia.

+603 9543 6688

+603 9543 6877

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CD Corporate Reports Sdn Bhd

Photography
Tara Sosrowardoyo
SK Photography